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Table of Contents

As filed with the Securities and Exchange Commission on July 21, 2005

Registration No. 333-124664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Hittite Microwave Corporation
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	04-2854672 (I.R.S. Employer Identification Number)

Hittite Microwave Corporation
20 Alpha Road
Chelmsford, Massachusetts 01824
(978) 250-3343
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Stephen G. Daly
Hittite Microwave Corporation
20 Alpha Road
Chelmsford, Massachusetts 01824
(978) 250-3343
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert W. Sweet, Jr., Esq. John D. Hancock, Esq. Foley Hoag LLP World Trade Center West 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 832-1000	Matthew W. Sonsini, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated July 21, 2005

PROSPECTUS

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

4,500,000 Shares

Common Stock

We are offering 2,700,000 shares of our common stock in this initial public offering. The selling stockholders named in this prospectus are offering an additional 1,800,000 shares of common stock. No public market currently exists for our common stock.

Prior to, and contingent upon, the closing of this offering, we intend to pay to our existing stockholders a cash dividend in an aggregate amount equal to the amount of our cash and cash equivalents, less $500,000, at the close of business on the date preceding the date of effectiveness of the registration statement of which this prospectus is a part. Purchasers of our common stock in this offering will not be entitled to receive any portion of this dividend.

We have applied to have our common stock listed for trading on the Nasdaq National Market under the symbol "HITT." We anticipate that the initial public offering price will be between $14.00 and $16.00 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Hittite (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares on the same terms and conditions as set forth above if the underwriters sell more than 4,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                      , 2005.

LEHMAN BROTHERS
NEEDHAM & COMPANY, LLC
PIPER JAFFRAY
THOMAS WEISEL PARTNERS LLC

                      , 2005

HIGH PERFORMANCE ANALOG & MIXED-SIGNAL ICs, MODULES & SUBSYSTEMS

AUTOMOTIVE

BROADBAND

CELLULAR INFRASTRUCTURE

FIBER OPTICS

MICROWAVE & MILLIMETERWAVE COMMUNICATIONS

MILITARY

SPACE

TEST & MEASUREMENT

Hittite
MICROWAVE CORPORATION

The graphics above illustrate typical applications in which our ICs, modules and subsystems are used by customers in each of our principal end markets. The finished products or systems depicted above are manufactured by companies other than Hittite Microwave Corporation.

        Until            , 2005, 25 days after the date of this offering, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

        This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

Hittite Microwave Corporation

Overview

        We design and develop high performance integrated circuits, or ICs, modules and subsystems for technically demanding radio frequency, or RF, microwave and millimeterwave applications. As a result of our 20 years of experience and innovation, we have developed a deep knowledge of analog, digital and mixed-signal semiconductor technology, from the device level to the design and assembly of complete subsystems. We believe that the combination of our proprietary circuit design and semiconductor device modeling expertise and our broad engineering, assembly and test capabilities provides us with a competitive advantage and enables us to deliver high performance, high value products to our customers.

        Our business is characterized by the breadth and diversity of our product offerings, customer base, end markets and applications. Our product portfolio currently includes more than 340 standard products and many more custom products, spanning nine functional families. We are a fabless company and design our products using more than 13 gallium arsenide and silicon-based semiconductor processes and a variety of standard and proprietary packaging technologies, enabling us to match the process and package to our customers' requirements. Our products are used by more than 2,300 customers in a variety of applications and markets, including automotive, broadband, cellular infrastructure, fiber optics, microwave and millimeterwave communications, military, space, and test and measurement. We typically derive a large percentage of our annual revenue from a small number of major customers. The composition of this group, and the end markets they serve, typically vary from year to year. Our 10 largest customers accounted for 49.2% of our revenue in 2004.

        Our fabless business model enables us to leverage our intellectual capital such as our semiconductor modeling expertise and library of proprietary circuit designs, rather than investing in capital-intensive wafer production facilities. We have grown our revenue and generated strong returns on invested capital, while remaining responsive to the rapidly evolving requirements of our customers. To date, the expansion of our business has been funded primarily through our operating cash flow. Our annual revenue has grown sequentially in each of the last 13 years to $61.7 million in 2004. We have been profitable every year since 1986.

Industry Background

        Growing global demand for mobile communication services and for real-time access to diverse types of data has led to rapid adoption of a wide variety of advanced electronic systems that rely on electromagnetic waves for high speed data transmission, reception or acquisition. Today's wireless and wired networks operate over a wide range of frequency bands, including RF, microwave and millimeterwave frequencies. In addition, an increasing number of automotive, industrial, military, homeland security, scientific and medical applications use RF, microwave and millimeterwave technology to perform detection, measurement and imaging functions.

        The growth of advanced electronic systems using RF, microwave and millimeterwave technologies has accelerated demand for analog, digital and mixed-signal ICs, modules and subsystems that are optimized to provide high performance signal processing across the frequency spectrum. As demand has increased for advanced electronic systems offering improved functionality, reliability and speed, the challenges faced by the original equipment manufacturers, or OEMs, that design and develop these systems have intensified. Across all markets, OEMs seek semiconductor suppliers that provide technology that will enable the OEMs to differentiate their product offerings with respect to a number of criteria, including high performance, high reliability and increased integration, while achieving a streamlined procurement process and faster time to market.

        Significant challenges are involved in designing and manufacturing analog and mixed-signal ICs that will operate satisfactorily across the frequency spectrum, including circuit design, semiconductor device modeling and integration. As a result, the knowledge and skills required to design integrated analog and mixed-signal devices operating at higher frequencies are highly specialized and can take many years to develop. We believe that a significant market opportunity exists for a supplier of high performance ICs, modules and subsystems optimized for RF, microwave and millimeterwave applications that can meet OEMs' diverse requirements.

Our Strengths

        Our competitive strengths in addressing this market opportunity include:

  •
  Advanced RF, microwave and millimeterwave engineering capabilities. Our deep knowledge of analog, digital and mixed-signal semiconductor technology, from the device level to the design and assembly of complete subsystems optimized for RF, microwave and millimeterwave applications, enables us to deliver high performance, high value products to our customers.

  •
  Ability to optimize circuit design and semiconductor process and packaging technologies to meet customers' application requirements. We have expertise in more than 13 semiconductor processes and a wide range of industry standard and proprietary packaging technologies. By leveraging our fabless business model and packaging expertise, we are able to optimize our product designs using the semiconductor process and packaging technologies that best address our customers' needs.

  •
  Broad product portfolio. Our broad range of standard and custom ICs, modules and subsystems perform a variety of functions and operate throughout the RF, microwave and millimeterwave frequency spectrum. We currently offer more than 340 standard products which span nine functional families, including amplifiers, attenuators, frequency dividers and detectors, frequency multipliers, mixers and converters, modulators, oscillators, sensors and switches.

  •
  Diverse customer base, end markets and applications. The diversity of our customers, end markets and applications provides us with multiple growth opportunities. In 2004, we sold our products to more than 2,300 customers in a variety of end markets worldwide, including automotive, broadband, cellular infrastructure, fiber optics, microwave and millimeterwave communications, military, space, and test and measurement. We typically derive a large percentage of our revenue in any year from a small number of major customers. The composition of this group, and the end markets they serve, typically varies from year to year.

  •
  Multi-channel sales and support capabilities. We believe that our multi-channel approach to sales and technical support results in high customer satisfaction and repeat sales. Our channels include a direct sales force, a technical application engineering staff, a worldwide network of independent sales representatives, a distributor and our website.

  •
  A strong business model that has produced consistent growth and high returns on invested capital. We believe that the breadth and diversity of our products and end markets provide multiple sources of stable growth, while our fabless business model provides the flexibility to respond to market opportunities, simplifies our operations and reduces our capital requirements. As a result, we have been able to grow our revenue and generate strong returns on invested capital, while remaining responsive to the rapidly evolving requirements of our customers.

Our Strategy

        Our objective is to be a worldwide leader in the design, development and supply of high performance ICs, modules and subsystems for technically demanding RF, microwave and millimeterwave applications. Key elements of our strategy include:

  •
  Continue to extend our technology leadership. We intend to maintain and extend the technology leadership we have developed as a result of our 20 years of experience and innovation. We will continue to enhance our core design and engineering competencies by further developing our proprietary semiconductor device modeling methodologies, investigating innovative analog, digital and mixed-signal circuit design techniques, and expanding our system-level engineering expertise, while taking advantage of advanced semiconductor processes and packaging technologies as they emerge.

  •
  Broaden our product offerings with innovative features, improved performance and higher degrees of integration. The breadth of our product portfolio with respect to functionality, performance, frequency coverage and our ability to introduce new products rapidly provide us with a significant competitive advantage. We intend to continue to introduce innovative, proprietary designs that provide a combination of performance attributes, packaging and form factor that meets customers' application requirements.

  •
  Increase sales to existing customers and pursue new customers and markets. We believe that there are multiple opportunities to increase our sales to our current customers by seeking to have our products designed into additional systems being developed by those customers. In addition, we will continue to pursue new customers and end markets in which the functionality, superior performance and reliability of our products can provide customers with strategic or competitive advantage.

  •
  Capitalize upon our fabless business model. Our fabless model provides us with the flexibility to offer customers the most appropriate process technology for their applications while reducing our capital commitments. We will continue to focus on investing in our core design and engineering competencies while outsourcing the capital-intensive requirements of semiconductor fabrication.

Corporate Information

        We were incorporated in Massachusetts in 1985, and we were reincorporated in Delaware in 1988. Our principal executive offices are located at 20 Alpha Road, Chelmsford, Massachusetts 01824, and our telephone number is (978) 250-3343. Our website is located at www.hittite.com. Information on our website should not be considered part of this prospectus.

        We use the mark Hittite and the Hittite logo in connection with the sale or license of our products and technology. We have registered or applied for registration of this mark in the United States and other countries around the world. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

        You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sales of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of this prospectus or of any sale of shares. In this prospectus, the terms "we," "us" and "Hittite" mean Hittite Microwave Corporation and its consolidated subsidiaries.

The Offering

Common stock offered by Hittite	2,700,000 shares
Common stock offered by the selling stockholders	1,800,000 shares
Total	4,500,000 shares
Common stock to be outstanding after the offering	27,883,985 shares
Use of proceeds
For general corporate purposes, including working capital, expansion of our sales and marketing, research and development, and manufacturing capabilities, purchases of capital equipment, and for potential acquisitions of businesses, products and technologies that are complementary to our business. See "Use of Proceeds." We will not receive any proceeds from the shares sold by the selling stockholders.
Cash dividend to be paid prior to offering
Prior to and contingent upon the closing of this offering, we intend to pay to our existing stockholders a cash dividend in an aggregate amount equal to the amount of our cash and cash equivalents, less $500,000, at the close of business on the date preceding the date of effectiveness of the registration statement of which this prospectus is a part. Purchasers of our common stock in this offering will not be entitled to receive any portion of this dividend.
Nasdaq National Market symbol	"HITT"

        The number of shares of common stock to be outstanding after the offering is based on 25,183,985 shares outstanding as of July 15, 2005 and includes 2,414,887 shares that we will issue upon conversion to common stock of our outstanding preferred stock effective immediately prior to completion of the offering. This number of shares of common stock to be outstanding after the offering excludes the following shares:

  •
  2,282,532 shares issuable upon exercise of stock options outstanding as of July 15, 2005, which have a weighted average exercise price of $5.14 per share; and

  •
  4,216,500 additional shares reserved as of July 15, 2005 for future issuance under our stock-based compensation plans, which includes approximately 1,345,294 shares subject to stock options and restricted stock awards that we expect to issue to our employees and non-employee directors pursuant to our 2005 Stock Incentive Plan prior to the closing of this offering.

        The dividend will be payable to persons who were record holders of our common stock and our Series A preferred stock on June 24, 2005, and will be funded out of our existing cash and cash equivalents. At March 31, 2005, we had retained earnings of $27.2 million and cash and cash equivalents of $28.4 million. Because the amount of the dividend will be dependent upon the amount of our cash and cash equivalents at the close of business on the date immediately prior to the date of effectiveness of the registration statement of which this prospectus is a part, we cannot determine the exact amount of the dividend at this time. However, if the amount of the dividend had been determined based on our cash and cash equivalents at March 31, 2005, and paid to our stockholders of record on that date, the aggregate amount of the dividend would have been $27.9 million, or $1.13 per share. We believe that, after payment of the expected dividend, amounts available under our revolving credit facility and cash generated from our operations will be sufficient to meet our cash requirements for at least the next 12 months, and that these amounts, together with the estimated net proceeds to us from this offering, will be sufficient to fund the anticipated growth of our business. After the closing of this offering, we intend to retain future earnings to finance the operation and expansion of our business and do not currently anticipate paying cash dividends on our capital stock. For more information about the intended cash dividend, our history of past dividend payments and our dividend policy, see "Dividend Policy."

        Unless otherwise stated, all information contained in this prospectus:

  •
  gives effect to a 1.874-for-one stock split with respect to our common stock, effected on June 29, 2005;

  •
  gives effect to the conversion into common stock of our outstanding preferred stock;

  •
  gives effect to amendments to our certificate of incorporation and by-laws that will become effective upon completion of this offering;

  •
  assumes no exercise of the option to purchase 675,000 additional shares of common stock granted to the underwriters; and

  •
  assumes an initial public offering price of $15.00 per share, the mid-point of the filing range set forth on the cover page of this prospectus.

Summary Consolidated Financial Information

        The following tables summarize the financial data of our business. You should read this information along with our discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

        We have computed the pro forma earnings per share attributable to common stockholders and the pro forma weighted average shares outstanding included in the statement of operations data as we describe in Note 2 of the notes to our consolidated financial statements. In accordance with Staff Accounting Bulletin 1(B)(3), pro forma earnings per share attributable to common stockholders and the pro forma weighted average shares outstanding as set forth in the following table also give effect to the issuance of shares sold by us in this offering as if those shares had been issued on January 1, 2004 at the initial public offering price, and the gross proceeds used to fund a portion of the cash dividend described below. The pro forma column in the balance sheet data reflects the conversion of our outstanding preferred stock into 2,414,887 shares of common stock upon completion of this offering and gives effect to the payment of a cash dividend in an assumed amount equal to the amount of our cash and cash equivalents, less $500,000, as if it had occurred on March 31, 2005. The pro forma as adjusted column in the balance sheet data also reflects our receipt of estimated net proceeds from our sale of the 2,700,000 shares of common stock we are offering at an assumed initial public offering price of $15.00 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses that we will pay.

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$31,259	$42,033	$61,671	$13,748	$17,854
Cost of revenue	13,947	16,823	22,670	5,397	6,024

Gross profit	17,312	25,210	39,001	8,351	11,830

Operating expenses:
Research and development	5,533	6,638	7,665	1,711	2,288
Sales and marketing	3,998	5,302	7,716	1,787	2,278
General and administrative	1,743	1,980	2,922	691	801

Total operating expenses	11,274	13,920	18,303	4,189	5,367

Income from operations	6,038	11,290	20,698	4,162	6,463
Interest income	209	189	232	43	133
Interest expense	(241)	(187)	(87)	(20)	(7)

Income before income taxes	6,006	11,292	20,843	4,185	6,589
Provision for income taxes	1,842	4,070	7,429	1,506	2,372

Net income	4,164	7,222	13,414	2,679	4,217
Accretion on redeemable convertible preferred stock	1,308	1,412	1,525	381	412

Net income attributable to common stockholders	$2,856	$5,810	$11,889	$2,298	$3,805

Earnings per share attributable to common stockholders:
Basic	$0.12	$0.24	$0.48	$0.09	$0.15
Diluted	$0.11	$0.23	$0.45	$0.09	$0.14
Weighted average shares outstanding:
Basic	22,235	22,235	22,246	22,235	22,361
Diluted	22,740	22,739	23,707	23,205	24,105
Pro forma earnings per share attributable to common stockholders (unaudited):
Basic			$0.52		$0.16
Diluted			$0.49		$0.15
Pro forma weighted average shares outstanding (unaudited):
Basic			25,732		25,846
Diluted			27,186		27,591

	As of March 31, 2005
	(in thousands)
	Actual	Pro Forma	Pro Forma as Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,444	$500	$36,665
Working capital	37,304	9,360	45,525
Total assets	61,326	33,382	69,547
Long-term debt	488	488	488
Redeemable convertible preferred stock	21,003	—	—
Stockholders' equity	27,534	20,593	56,758

RISK FACTORS

        You should carefully consider the following information about these risks, together with the financial and other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In these circumstances, the market price of our common stock could decline, and you might lose all or part of your investment in our common stock.

Risks Relating to Our Business

Our quarterly revenue and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, we may fail to meet the expectations of investors, which could cause our stock price to decline.

        We operate in a highly dynamic industry and our future results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly revenue and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Although some of our customers, for example those who serve the military and space industries, place long-term orders with us, or provide us with forecasts of their future requirements for our products, a significant percentage of our revenue in each quarter is dependent on sales that are booked and shipped during that quarter, typically attributable to a large number of orders from diverse customers and markets, which we refer to as our turns business. As a result, accurately forecasting our turns business and, to a lesser extent, our total revenue in any quarter is difficult. If our operating results do not meet our publicly stated guidance, if any, or the expectations of investors, our stock price may decline. Additional factors that can contribute to fluctuations in our operating results include:

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  the rescheduling, increase, reduction or cancellation of significant customer orders;

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  the timing of customer qualification of our products and commencement of volume sales of systems that include our products;

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  the rate at which our present and future customers and end users adopt our technologies in our target end markets;

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  the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

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  our gain or loss of a key customer;

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  the availability, cost, and quality of materials and components that we purchase from third-party vendors and any problems or delays in the fabrication, assembly, testing or delivery of our products;

  •
  changes in our product mix or customer mix; and

  •
  the quality of our products and any remediation costs.

        Due to these and other factors, quarter-to-quarter comparisons of our historical operating results should not be relied upon as accurate indicators of our future performance.

We may be unable to sustain our historical revenue growth rate. If revenue growth falls short of our expectations, we may not be able immediately to reduce our operating expenses proportionately, which could reduce our profitability.

        Our revenue has grown rapidly in recent years. Our revenue grew from $31.3 million in 2002 to $61.7 million in 2004, representing a compound annual growth rate of 40%. From 2003 to 2004, our revenue increased by 47%. By comparison, in 2001 and 2002, we experienced a period of relatively flat year-over-year growth, due primarily to a downturn in the telecommunications industry and other key markets that we serve, and as a result, over the five-year period ended December 31, 2004, our revenue grew at a compound annual growth rate of approximately 31%.

        Over our 20-year history, we have experienced periods of relatively flat year-over-year growth, as in 2001 and 2002, as well as periods of more rapid growth, as in 2004. Over the long term, from our first full year of operations in 1986 through 2004, our annual revenue has grown at a compound annual rate of 36%. Our revenue in the three-month period ended March 31, 2005 increased by 30% over the corresponding period in 2004. We believe that in planning our growth, it is prudent to take into account the cyclical nature of some of the end markets that we serve, as well as the longer term historical patterns in the development of our business. We also believe that to some extent a decline in the rate of growth of our revenue is inevitable, as, and if, our revenue continues to increase to higher levels. Accordingly, we do not expect that our revenue will continue to grow at rates as high as those we have experienced recently, and we have not assumed, in establishing planned levels of operating expenses, that they will do so. Although we base our planned operating expenses in large part on our expectations of future revenue, a substantial portion of our expenses is relatively fixed, and cannot immediately be eliminated if our revenue falls short of our expectations. Thus, if the rate in growth of our revenue in any quarter is substantially less than we had anticipated, we may be unable to reduce our operating expenses commensurately in that quarter, which could harm our results of operations for that quarter.

If we fail to develop new products that achieve market acceptance in a cost-effective and timely manner, our operating results could be adversely affected.

        The markets for our products are characterized by frequent new product introductions and changes in product and process technologies. The future success of our business will depend on our ability to develop new products for existing and new markets, introduce these products in a cost-effective and timely manner and have our products designed into the products of leading original equipment manufacturers, or OEMs. The development of new high performance semiconductor ICs, modules and subsystems is highly complex, and from time to time we may experience delays in completing the development and introduction of new products or fail to efficiently manufacture such products in the early production phase. Our ability to successfully develop, manufacture, introduce and deliver new high performance semiconductor ICs, modules and subsystems will depend on various factors, including our ability to:

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  complete and introduce new product designs;

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  achieve design wins with our customers;

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  accurately understand market requirements;

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  attract and retain skilled engineering personnel;

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  obtain adequate supplies of materials and components that meet our quality requirements; and

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  achieve adequate manufacturing yields.

        Furthermore, a newly introduced standard product generally has little immediate impact on our revenue. A new standard product may not generate meaningful revenue for two or more years, if ever. In the meantime, we will have incurred expenses to design and produce the product, and we may not recover these expenses if demand for the product fails to reach forecasted levels.

We design and manufacture products in our standard product line based upon our internal assessment and forecasts of market requirements, and our results of operations will be adversely affected if we fail to assess market requirements accurately.

        A majority of our revenue is typically derived from sales of our standard products. We order components and materials, such as semiconductor wafers, used in the manufacture of our standard products 12-14 weeks in advance, while our customers typically place orders for those products one to eight weeks in advance, exposing us to inventory and manufacturing costs in advance of anticipated revenue. If we or our customers fail to predict market demand accurately for new and existing standard products, we may experience a delay or reduction of anticipated revenue without having sufficient time to adjust our inventory and operating expenses. As the number of products we offer increases, we may be exposed to increased inventory risk.

        Lead times for our manufacturing materials can vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand. We may be required to make financial commitments in the form of purchase commitments. Furthermore, we generally lack visibility into the finished goods inventories of our customers, which makes it more difficult for us to accurately forecast their requirements. If we overestimate our customers' requirements, we may have excess inventory, which would increase our costs. If we underestimate our customers' requirements, we may have inadequate inventory, which could prevent us from delivering our products to our customers on a timely basis, which could disrupt or interrupt our customers' production schedules. Any of these occurrences could negatively impact our operating results and our business.

We design custom products to meet specific requirements of our customers. The amount and timing of revenue from such products can cause fluctuations in our quarterly operating results.

        The design and sales cycle for our custom products, from initial contact by our sales force to the commencement of shipments of those products in commercial quantities, is lengthy and can range from three months to as long as two years or more. In this process, our sales and application engineers work closely with the OEM customer to analyze the customer's system requirements and establish a technical specification for the custom product. We then select a semiconductor process and foundry, evaluate test wafers and components, and establish assembly and test procedures before manufacturing in commercial quantities can begin. The length of this cycle is influenced by many factors, including the difficulty of the technical specification, the novelty and complexity of the design and the customer's procurement processes. OEMs typically do not commit to purchase significant quantities of the custom product until they are ready to commence volume shipment of their own systems, and volume purchases of our products by an OEM customer or its contract manufacturer generally do not occur until the OEM customer has successfully introduced the system incorporating our product. Our receipt of substantial revenue from sales of a custom product depends on that customer's commercial success in manufacturing and selling its system incorporating our product. As a result, a significant period may elapse between our investment of time and resources in a custom product and our receipt of substantial revenue from sales of that product.

        The length of this process increases the risk that a customer will decide to cancel or change its product plans. Such a cancellation or change in plans by a customer could cause us to lose anticipated sales. In addition, our business, financial condition and results of operations could be adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle, chooses not to release equipment that contains our products, or are themselves not successful in the sale and marketing of their products that incorporate our custom products.

        Finally, if we fail to achieve initial design wins in the customer's qualification process, we may lose the opportunity for significant sales to that customer for a lengthy period of time because the customer may be unlikely to change its source for those products in the future due to the significant costs associated with qualifying a new supplier and potentially redesigning its product.

We rely on a small number of customers for a significant percentage of our revenue, and the loss of, or a reduction in, orders from these customers could result in a decline in revenue.

        We typically depend on orders from a limited number of customers for a significant percentage of our revenue. In 2004, sales to Boeing and Motorola each accounted for more than 10% of our revenue, and sales to our top 10 customers accounted for 49.2% of our revenue. While the composition of our top 10 customers varies from year to year, we expect that sales to a limited number of customers will continue to account for a significant percentage of our revenue for the foreseeable future. It is possible that any of our major customers could terminate its purchasing arrangements with us or significantly reduce or delay the amount of our products that it orders, purchase products from our competitors or develop its own products internally. The loss of, or a reduction in, orders from any major customer could cause a decline in revenue and adversely affect our results of operations.

We depend on sole source suppliers, including our foundries, for some of the key components and materials in our products, which makes us susceptible to shortages, price fluctuations and quality risks that could adversely affect our operating results.

        We purchase a number of key components and materials used in our products from sole source suppliers. For example, we obtain all the semiconductor wafers used in our products from third-party wafer fabrication facilities, known as foundries. Our principal third-party foundries include Atmel Semiconductor in Germany, Global Communications Semiconductors in California, IBM in Vermont, M/A-COM in Virginia, TriQuint Semiconductor in Oregon, United Monolithic Semiconductors, or UMS, in France and WIN Semiconductors in Taiwan. We typically rely on a single foundry for the production of the wafer used in a particular product. Our reliance on third-party foundries involves several risks, including reduced control over our manufacturing costs, delivery times, reliability and process quality, which can adversely affect the quality of our components produced from these wafers, and the possible misappropriation of our technology. Our contracts with our foundries and other sole source suppliers generally commit them to supply specified quantities of components or materials at agreed prices, typically over a one to two-year period. We believe that our suppliers currently have manufacturing capacity adequate to meet our foreseeable requirements. However, if competition for capacity were to increase, as it did in 2000, our suppliers could increase the lead times required to deliver materials to us or could seek to increase the prices of materials we purchase from them as their contracts with us expire.

        If our sole source suppliers were to experience difficulties that affected their manufacturing yields or the quality of the materials they supply to us, our cost of revenue could be adversely affected. Longer lead times and quality problems experienced by our suppliers could also prevent us from fulfilling our customers' demands for our products on a timely basis, and thus adversely affect our revenue. The ability of our suppliers to meet our requirements could be impaired or interrupted by factors beyond their control, such as earthquakes or other natural phenomena, labor strikes or shortages or political unrest. In the event one of our sole source suppliers is unable to deliver us products or is unwilling to sell us materials or components, our operations may be adversely affected. We might also experience difficulty identifying alternative sources of supply for the materials or components used in our products or products we obtain through outsourcing. We could experience delays if we were required to test and evaluate products of potential alternative suppliers or products we obtain through outsourcing. Furthermore, financial or other difficulties faced by our suppliers, or significant changes in demand for the components or materials they use in the products they supply to us, could limit the availability of those products, components or materials to us. Any of these occurrences could negatively impact our operating results and harm our business.

Our failure to continue to keep pace with new or improved semiconductor process technologies could impair our competitive position.

        Semiconductor manufacturers constantly seek to develop new and improved semiconductor process technologies. Our future success depends in part upon our ability to continue to gain access to these semiconductor process technologies in order to adapt to emerging customer requirements and competitive market conditions. If we fail for any reason to remain abreast of new and improved semiconductor process technologies as they emerge, we may lose market share which could adversely affect our operating results.

Our business depends on international customers, suppliers and operations, and as a result we are subject to regulatory, operational, financial and political risks which could adversely affect our financial results.

        The percentage of our revenue attributable to sales to customers outside the United States was 28% in 2002, 51% in 2003, 50% in 2004 and 42% in the first three months of 2005. We expect that revenue from customers outside the United States will continue to account for a significant portion of our revenue. Currently, we maintain international sales offices in Europe and Asia, and we rely on a network of third-party sales representatives to sell our products internationally. We also established a design center in Istanbul, Turkey. Moreover, we have in the past relied on, and expect to continue to rely on, suppliers, manufacturers and subcontractors located in countries other than the United States, including France, Germany, Malaysia, Taiwan and Thailand. Accordingly, we will be subject to several risks and challenges, any of which could adversely affect our business and financial results. These risks and challenges include:

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  difficulties and costs of staffing and managing international operations across different geographic areas and cultures;

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  compliance with a wide variety of domestic and foreign laws and regulations, including those relating to the import or export of semiconductor products;

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  legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

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  seasonal reductions in business activities;

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  our ability to receive timely payment and collect our accounts receivable;

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  political, legal and economic instability, foreign conflicts, and the impact of regional and global infectious illnesses (such as the SARS outbreak) in the countries in which we and our customers, suppliers, manufacturers and subcontractors are located;

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  legal uncertainties regarding protection for intellectual property rights in some countries; and

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  fluctuations in freight rates and transportation disruptions.

        Political and economic instability and changes in governmental regulations could adversely affect both our ability to effectively operate our foreign sales offices and the ability of our foreign suppliers to supply us with required materials or services. Any interruption or delay in the supply of our required components, products, materials or services, or our inability to obtain these components, materials, products or services from alternate sources at acceptable prices and within a reasonable amount of time, could impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

        Additionally, most of our foreign sales, as well as our purchases of material from international suppliers, are denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering the prices of our products less competitive. Conversely, a reduction in the value of the U.S. dollar relative to foreign currencies could increase our supply costs. At the present time, we do not have a foreign currency hedging policy in place.

The segment of the semiconductor industry in which we participate is intensely competitive, and our inability to compete effectively would harm our business.

        The markets for our products are extremely competitive, and are characterized by rapid technological change and continuously evolving customer requirements. We compete primarily with other suppliers of high performance analog and mixed-signal semiconductor components used in RF, microwave and millimeterwave applications. These competitors include large, diversified semiconductor manufacturers with broad product lines, such as Agilent, Analog Devices and M/A-COM, with whom we compete in a number of our end markets. We also compete in specific markets or product categories with a large number of semiconductor manufacturers such as Eudyna, Linear Technology, Narda Microwave, NEC, Peregrine Semiconductor, Skyworks and WJ Communications. We also encounter competition from manufacturers of advanced electronic systems that also manufacture semiconductor components internally. Some of these competitors, such as NEC, are also our customers. Additionally, in certain product categories we compete with semiconductor manufacturers from which we also obtain foundry services, such as M/A-COM and UMS and, to a lesser extent, TriQuint Semiconductor. Our competitors may develop new technologies, enhancements of existing products or new products that offer price or performance features superior to ours. Many of our competitors have significantly greater financial, technical, manufacturing, sales and marketing resources than we do, and might be perceived by prospective customers to offer financial and operational stability superior to ours. We expect competition in our markets to intensify, as new competitors enter the RF, microwave and millimeterwave component market, existing competitors merge or form alliances, and new technologies emerge. If we are not able to compete effectively, our market share and revenue could be adversely affected, and our business and results of operations could be harmed.

We rely on the significant experience and specialized expertise of our senior management and engineering staff and must retain and attract qualified engineers and other highly skilled personnel in order to grow our business successfully.

        Our performance is substantially dependent on the continued services and performance of our senior management and our highly qualified team of engineers, many of whom have numerous years of experience and specialized expertise in our business. Highly skilled analog and mixed-signal IC engineers, in particular, are in short supply. We expect to continue to hire additional engineering personnel in 2005 as we expand our IC design and system-level engineering capabilities. If we are not successful in hiring and retaining highly qualified engineers, we may not be able to extend or maintain our engineering expertise, and our future product development efforts could be adversely affected.

        Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled managerial, operations, sales, marketing and customer service personnel. If we fail to attract, integrate and retain the necessary personnel, our ability to maintain and grow our business could suffer significantly.

Our business could be adversely affected if we experience product returns, product liability and defects claims.

        We introduce a significant number of new products every year, and we may not be able to anticipate all of the possible performance or reliability problems that could arise with these products. If such problems occur or become significant, we could experience a reduction in our revenue and increased costs related to inventory write-offs, warranty claims and other expenses which could have an adverse effect on our financial condition.

        The materials used to manufacture our products are complex, and it is possible that our vendors could supply us defective materials or ship us materials that have different properties than we expected to receive. While we perform extensive testing and inspections during the manufacturing process, some defects may escape detection in our manufacturing process and subsequently pass through to our customers. For example, in 2003 one of our third-party foundries, with which we continue to do business, delivered to us semiconductor wafers that contained a defect resulting from a flawed manufacturing process. The defect was not initially detected in our manufacturing process, and as a result, some of the products that we produced and shipped using these wafers fell below acceptable reliability and performance levels. As a result, some customers cancelled their orders or returned the products to us for exchange or refund. We experienced added screening costs and shipment delays until the process defect was corrected. We estimate that the net costs incurred by us as a result of this defect were approximately $250,000. The occurrence of other defects could result in product returns from, and reduced product shipments to, our customers. Such defects also could result in the loss of or delay in market acceptance of our products or harm our reputation.

        Our purchase agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provisions contained in these agreements may not be effective as a result of federal, state or local laws, or ordinances or unfavorable judicial decisions in the United States or other countries. The insurance we maintain to protect against claims associated with the use of our products may not adequately cover all claims asserted against us. In addition, even if ultimately unsuccessful, such claims could result in costly litigation, divert our management's time and resources, and damage our customer relationships.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

        We are experiencing a period of significant growth and expansion, both domestically and internationally, which will continue to require increased efforts of our management and other resources. To accommodate this growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. If we fail to adequately manage our growth, or to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results.

We could be subject to claims that we are infringing third-party intellectual property rights, which could result in costly and lengthy litigation that could harm our business.

        In recent years there has been significant litigation involving intellectual property rights in many technology-based industries, including our own. Although we have not in the past been subject to claims that any of our products infringe any patents or other proprietary rights of third parties, we could be subject to such claims in the future. There can be no assurance that claims that may arise in the future can be amicably disposed of, and it is possible that litigation could ensue. In addition, we may increasingly be subject to infringement claims as the number of our products increases. Since patent applications often are not disclosed until a patent issues, it is not possible for us to know whether patent applications are pending that might be infringed by our products, and there could be issued patents that are pertinent to our business of which we are not aware. Also, in connection with the sale of our products, we often make representations affirming, among other things, that our products do not infringe on the intellectual property rights of others, and we agree to indemnify the customer against third-party claims for such infringement. Any claims relating to the alleged infringement by us of third-party proprietary rights, whether meritorious or not, could be time-consuming to defend, damage our reputation, result in substantial and unanticipated costs associated with litigation and require us to enter into royalty or licensing agreements, which may not be available on acceptable terms or at all.

We use specialized technologies and know-how to design, develop and manufacture our products. Our inability to protect our intellectual property could hurt our competitive position, harm our reputation and adversely affect our results of operations.

        We seek to protect our proprietary technology under United States and foreign laws affording protection for trade secrets, and seek United States and foreign patent, copyright and trademark protection of our products and developments where appropriate. We rely primarily on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. While we own a small number of patents, we have not historically emphasized patents as a source of significant competitive advantage. We believe that while the protection afforded by trade secret, patent, copyright and trademark laws may provide some advantages, the competitive position of participants in our industry is largely determined by such factors as the technical and creative skills of their personnel, the frequency of their new product developments and their ability to anticipate and rapidly respond to evolving market requirements. To the extent that a competitor effectively uses its intellectual property portfolio, including patents, to prevent us from selling products that allegedly infringe such competitor's products, our operating results would be adversely affected.

        We seek to protect our trade secrets and proprietary information, in part, by requiring our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our consultants, semiconductor foundries and other suppliers to protect our confidential information delivered to them. There can be no assurance that our confidentiality agreements with employees, consultants and other parties will not be breached, that we will have adequate remedies for any breach or that our trade secrets and other proprietary information will not otherwise become known. There also can be no assurance that others will not independently develop technologies that are similar or superior to our technology or reverse engineer our products. Additionally, the laws of countries in which we operate may afford little or no protection to our intellectual property rights. If we are unable to prevent misappropriation of our technology or to deter independent development of similar technologies, our competitive position and reputation could suffer.

We recognize a portion of our revenue from sales made by third parties, including our independent sales representatives and our distributor, and the failure to manage successfully our relationships with these third parties could cause our revenue to decline and harm our business.

        We rely in part upon third parties, including our independent sales representatives and our distributor, Future Electronics, to promote our products, generate demand and sales leads, and obtain orders for our products. In addition, these parties provide technical sales support to our customers. The activities of these third parties are not within our direct control. Our failure to manage our relationships with these third parties effectively could impair the effectiveness of our sales, marketing and support activities. A reduction in the sales efforts, technical capabilities or financial viability of these parties, a misalignment of interest between us and them, or a termination of our relationship with a major sales representative or our distributor could have a negative effect on our sales, financial results and ability to support our customers. These parties are engaged under short-term contracts, which typically may be terminated by either party on 30 to 60 days notice. It generally takes approximately three to six months for a third party such as a sales representative to become educated about our products and capable of providing quality sales and technical support to our customers. If we were to terminate our relationship with our distributor or one of our larger sales representatives, or if one of them decided to discontinue its relationship with us, sales to current and prospective customers could be disrupted or delayed, and we could experience a diversion of substantial time and resources as we seek to identify, contract with and train a replacement.

We may pursue acquisitions and investments in new businesses, products or technologies that involve numerous risks, which could disrupt our business and may harm our financial condition.

        To date, we have not made any acquisitions, and we currently have no commitments or agreements to make any acquisitions. In the future, we may make acquisitions of and investments in new businesses, products and technologies, or we may acquire operations that expand our current capabilities. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. As a result of the rapid pace of technological change, we may misgauge the long-term potential of the acquired business or technology, or the acquisition may not be complementary to our existing business. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management's attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete future acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

Risks Relating to Our Industry

Our financial results are exposed to the cyclicality of the semiconductor industry, and as a result, we may experience reduced revenue or operating income during any future semiconductor industry downturn.

        The semiconductor industry is highly cyclical and has historically experienced significant fluctuations in demand, resulting in product overcapacity, high inventory levels and accelerated erosion of average selling prices. These conditions have sometimes lasted for extended periods of time. Downturns in many sectors of the electronic systems industry have in the past contributed to weak demand for semiconductor products. We experienced slower growth during periods of weak demand in the past, and our business may be adversely impacted by any downturns in the future. For example, our revenue growth rate was largely flat in 2001 and 2002 as a result of downturns in the telecommunications industry and other key segments of the electronics systems industry. Future downturns in the electronic systems industry could adversely impact our revenue and harm our business, financial condition and results of operations.

If our principal end markets fail to grow or experience declines, our revenue may suffer.

        Although our products are used in a variety of end markets, our future growth depends to a significant extent on the success of our principal end markets, which include automotive, broadband, cellular infrastructure, fiber optics, microwave and millimeterwave communications, military, space, and test and measurement systems. The rate at which these markets will grow is difficult to predict. These markets may fail to grow or decline for many reasons, including insufficient consumer demand, lack of access to capital, changes in the United States defense budget and procurement processes, and changes in regulatory environments. If demand for electronic systems in which our products are incorporated declines, fails to grow, or grows more slowly than we anticipate, purchases of our products may be reduced, and our revenue could decline.

If we fail to comply with export control regulations we could be subject to substantial fines, or other sanctions.

        Certain products of ours are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a foreign person. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts.

        In September 2001, the United States Department of Commerce commenced an investigation to determine whether shipments by us of certain of our products complied with applicable Export Administration Regulations. We subsequently were informed by the Department of Commerce that it believes that shipments we made to certain customers in China, Latvia and Russia during 2000 and 2001 lacked appropriate documentation or export licenses. The Department of Commerce has not at this time imposed any administrative penalties or sanctions or commenced any civil or criminal proceeding against us. We have established a reserve for any contingent liability associated with this investigation. There can be no assurance, however, that the Department of Commerce will not seek, upon the completion of its investigation, to impose penalties that exceed the amount we have reserved, or that it will not seek additional civil sanctions, such as denial of export privileges or debarment, or criminal penalties, any of which could have an adverse effect on our financial position and results of operations.

If we fail to comply with government contracting regulations, we could suffer a loss of revenue or incur price adjustments or other penalties.

        Some of our revenue is derived from contracts with agencies of the United States government and subcontracts with its prime contractors. As a United States government contractor or subcontractor, we are subject to federal contracting regulations, including the Federal Acquisition Regulations, which govern the allowability of costs incurred by us in the performance of United States government contracts. We must comply with these regulations in order to bid successfully for government contracts. Additionally, the United States government is entitled after final payment on certain negotiated contracts to examine all of our cost records with respect to such contracts and to seek a downward adjustment to the price of the contract if it determines that we failed to furnish complete, accurate, and current cost or pricing data in connection with the negotiation of the price of the contract.

        In connection with our United States government business, we are also subject to government review and approval of our policies, procedures, and internal controls for compliance with procurement regulations and applicable laws. In certain circumstances in which a contractor has not complied with the terms of a contract or with regulations or statutes, the contractor might be debarred or suspended from obtaining future contracts for a specified period of time, or could be subject to downward contract price adjustments, refund obligations or civil and criminal penalties. Any such suspension or debarment or other sanction could have an adverse effect on our business.

        Our United States government contracts and subcontracts typically can be terminated by the government for its convenience. If a United States government contract is terminated for the convenience of the government, we may not be entitled to recover more than our costs incurred or committed, settlement expenses and profit on work completed prior to termination.

        Under some of our government subcontracts, we are required to maintain secure facilities and to obtain security clearances for personnel involved in performance of the contract, in compliance with applicable federal standards. If we were unable to comply with these requirements, or if personnel critical to our performance of these contracts were to lose their security clearances, we might be unable to perform these contracts or compete for other projects of this nature, which could adversely affect our revenue.

If we fail to comply with environmental regulations we could be subject to substantial fines or be required to suspend production, alter manufacturing processes or cease operations.

        We are subject to a variety of international, federal, state and local governmental regulations relating to the storage, discharge, handling, generation, disposal and labeling of toxic or other hazardous substances used to manufacture our products. If we fail to comply with these regulations, substantial fines could be imposed on us, and we could be required to suspend production, alter manufacturing processes or cease operations, any of which could have a negative effect on our sales, income and business operations. Failure to comply with environmental regulations could subject us to civil or criminal sanctions and property damage or personal injury claims. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or build new facilities or require us to acquire additional expensive equipment, modify our manufacturing processes, or incur other substantial expenses which could harm our business, financial condition and results of operation. In response to environmental concerns, some customers and government agencies have begun to impose requirements for the elimination of hazardous substances, such as lead (which is widely used in soldering connections in the process of semiconductor packaging and assembly), from electronic equipment. For example, in 2003, the European Parliament adopted its Restrictions on Use of Hazardous Substances Directive, or RoHS Directive. Effective July 1, 2006, the RoHS Directive will prohibit, with specified exceptions, the sale in the European Union, or EU, market of new electrical and electronic equipment containing more than agreed levels of lead or other hazardous materials. We have an active program in place to meet these customer and governmental requirements, including the RoHS Directive, where applicable to us, by making available versions of our products that do not include lead or other hazardous substances. We are working with our suppliers to redesign or reformulate their components containing lead to reduce or eliminate lead in our products. However, for some of our products, substitutions of lead-free components or processes may be difficult or costly, or redesign efforts could result in production delays. The European Parliament has also adopted the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. Because the EU member states have not fully implemented the WEEE Directive, the nature of the costs to comply and fees or penalties associated with non-compliance are unknown at this time. Environmental laws and regulations such as these could become more stringent over time, imposing even greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm our business, financial condition and results of operation.

Risks Related to this Offering

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

        Prior to this offering, there has not been a public market for our common stock, and an active market for our common stock may not develop or be sustained after this offering. The market price of our common stock after this offering may vary from its initial public offering price. Fluctuations in market price and volume are particularly common among securities of technology companies. As a result, you may be unable to sell your shares of common stock at or above the initial offering price. The market price of our common stock may fluctuate significantly in response to the following factors, among others, some of which are beyond our control:

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  general market conditions;

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  domestic and international economic factors unrelated to our performance;

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  actual or anticipated fluctuations in our quarterly operating results;

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  changes in or failure to meet publicly disclosed expectations as to our future financial performance;

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  changes in securities analysts' estimates of our financial performance or lack of research and reports by industry analysts;

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  changes in market valuations or earnings of similar companies;

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  announcements by us or our competitors of significant products, contracts, acquisitions or strategic partnerships;

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  developments or disputes concerning patents or proprietary rights, including increases or decreases in litigation expenses associated with intellectual property lawsuits we may initiate, or in which we may be named as defendants;

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  failure to complete significant sales;

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  any future sales of our common stock or other securities; and

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  additions or departures of key personnel.

Dr. Ayasli, our Chairman and principal stockholder, will control more than 50% of our voting power after the offering, and will be able to control the outcome of director elections and other matters requiring stockholder approval, including a change in corporate control.

        After the offering, Dr. Yalcin Ayasli, the Chairman of our board of directors, and the Ayasli Children LLC, of which Dr. Ayasli is the sole manager, will be the beneficial owners of an aggregate of 16,516,000 shares of our common stock. As a result, Dr. Ayasli will continue to control the outcome of matters requiring stockholder approval and will have the power to:

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  elect all of our directors;

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  amend our certificate of incorporation or by-laws; and

  •
  agree to or prevent mergers, consolidations or the sale of all or substantially all our assets.

        Dr. Ayasli's significant ownership interest could adversely affect investors' perception of our corporate governance or delay, prevent or cause a change in control of our company, any of which could adversely affect the market price of our common stock.

We intend to pay a cash dividend immediately prior to and contingent upon the closing of this offering, and if we are left with insufficient capital or our ability to raise additional capital in the future is impaired, our financial condition and our future growth prospects could be harmed.

        We intend to pay a cash dividend in an aggregate amount equal to the amount of our cash and cash equivalents, less $500,000, at the close of business on the date preceding the date of effectiveness of the registration statement of which this prospectus is a part. As a result, it is possible that we may need or find it desirable to raise additional capital to fund our activities. We might seek to raise these funds by selling more stock to the public or to selected investors, or by borrowing money. However, we may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly or to obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets. In addition, the equity or debt securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock. See "Dividend Policy."

Substantial sales of our common stock could cause our stock price to decline.

        Sales of a substantial number of shares of common stock after this offering, or the perception that sales could occur, could adversely affect the market price of our common stock. On completion of this offering, we will have 27,883,985 shares of common stock outstanding and 2,282,532 shares subject to outstanding options. These numbers exclude 45,294 shares subject to restricted stock awards and 1,300,000 shares subject to nonqualified stock options that we intend to grant prior to the closing of this offering and which, under the terms of the awards, may not be transferred until 2010. The 4,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the federal securities laws. An additional 120,947 shares will be eligible for sale without restriction under Rule 144(k). Our directors, executive officers and other stockholders holding in the aggregate approximately 99.5% of our outstanding shares have agreed not to sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Lehman Brothers Inc., which could be given at any time. When the lock-up agreements expire or are terminated, approximately 22,809,530 shares of our common stock will be eligible for sale under Rule 144, Rule 144(k) or Rule 701. An additional 453,508 shares will become eligible for sale under one or more of those rules from time to time thereafter. After this offering, the holders of an aggregate of approximately 18,130,887 shares of common stock will have registration rights, including the right to require us to register the sale of their shares and the right to include their shares in public offerings we undertake in the future. After this offering, we intend to register all shares of common stock that we may issue under our stock option plans. Once we register these shares, they may be freely sold in the public market, subject to the lock-up restrictions described above, and subject, in the case of any awards under our stock-based compensation plans, to applicable vesting requirements.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

        As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and Nasdaq. In addition, our management team will also have to adapt to the requirements of being a public company. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are unable to currently estimate these costs with any degree of certainty. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage than used to be available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning as early as the time of filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management's assessment of such internal controls.

        We have recently begun the system and process documentation and evaluation needed to comply with Section 404. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to attest that our management's report is fairly stated or it is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

We could be the subject of securities class action litigation due to future stock price volatility, which could divert management's attention and adversely affect our results of operations.

        The stock market in general, and market prices for the securities of technology companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility can be attributed to being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our business.

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

        We intend to use our net proceeds from this offering for general corporate purposes and working capital. We have not reserved or allocated our net proceeds for any specific purpose, and we cannot state with certainty how our management will use our net proceeds. Accordingly, our management will have considerable discretion in applying our net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. We may use our net proceeds for purposes that do not result in any increase in our results of operations or market value. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company that stockholders may consider beneficial and may adversely affect the price of our stock.

        Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or change of control that a stockholder may consider favorable. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include authorizing the issuance of "blank check" preferred stock and establishing advance notice requirements for nominations for election to the board of directors and for proposing matters to be submitted to a stockholder vote.

        Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with our company or obtaining control of our company. Specifically, Section 203 of the Delaware General Corporate Law may prohibit business combinations with stockholders owning 15% or more of our outstanding voting stock and could reduce the value of our company.

Investors in this offering will pay a much higher price than the book value of our common stock, and therefore, they will experience immediate dilution.

        Based on the assumed initial public offering price of $15.00, the initial public offering price of our common stock will be $12.94 higher than the pro forma net tangible book value per share of our common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. Except for the options and restricted stock awards that we expect to issue pursuant to our 2005 Stock Incentive Plan prior to the closing of this offering, we have issued no options since June 2003. To the extent these outstanding options are ultimately exercised, there will be further dilution to investors.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus contains forward looking statements. These statements identify substantial risks and uncertainties and relate to future events or our future financial performance. In some cases, you can identify forward looking statements by terminology such as "may," "will," "could," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," and similar expressions, whether in the negative or affirmative. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors" and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward looking statement. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward looking statements after the date of this prospectus.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $36.2 million. We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 675,000 shares at the initial public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 4,500,000 shares in connection with this offering. To the extent that this option is exercised in full, the net proceeds from the shares we sell will be approximately $45.6 million. "Net proceeds" is what we expect to receive after paying the assumed underwriting discount and commissions and other expenses of the offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        A portion of the net proceeds we receive from this offering will replace the cash and cash equivalents that we intend to utilize to pay the cash dividend described under "Dividend Policy" below prior to the close of this offering.

        We intend to use our net proceeds for general corporate purposes, including working capital, the expansion of our sales and marketing organizations, acceleration of our research and development efforts, expansion of our manufacturing capabilities and purchases of capital equipment. We may also use a portion of the proceeds in acquisitions of businesses, products and technologies that are complementary to our business. Although we have from time to time evaluated possible acquisitions, we currently have no commitments or agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes. Management will have significant flexibility in applying our net proceeds of the offering.

DIVIDEND POLICY

        We have been profitable since 1986 and the expansion of our business has been funded primarily through our operating cash flow, the placement of $15.0 million of Series A redeemable preferred stock, bank equipment term notes and a credit facility. Historically, we have returned a substantial portion of our retained earnings to our stockholders in the form of cash dividends. From 1989 through 2000, we paid cash dividends to defray federal and state tax obligations of our stockholders attributable to our status as an S corporation during those years. In November 2000, in conjunction with a $15.0 million private placement of our Series A preferred stock, we distributed $13.6 million to the holders of our common stock. We have not declared a dividend since 2000. As a result of our profitable operations since that date, at March 31, 2005, we had accumulated retained earnings of $27.2 million and cash and cash equivalents of $28.4 million.

        Our board of directors has declared a cash dividend in an aggregate amount equal to the amount of our cash and cash equivalents at the close of business on the date preceding the date of effectiveness of the registration statement of which this prospectus is a part, less $500,000, to be paid immediately prior to, and contingent upon, the closing of this offering to our stockholders of record at June 24, 2005. Purchasers of our common stock in this offering will not be entitled to receive any portion of this dividend.

        The expected dividend will be funded out of our existing cash and cash equivalents. We believe that, after payment of the dividend, amounts available under our revolving credit facility and cash generated from our operations will be sufficient to meet our anticipated cash requirements for at least the next 12 months, and that these amounts, together with the estimated net proceeds to us from this offering, will be sufficient to fund the anticipated growth of our business. Our board of directors believes that it is prudent and consistent with our historical policy as a private company to return retained earnings to the current holders of our capital stock in the form of a cash dividend, prior to, and contingent upon, the closing of this offering.

        Because the amount of the dividend will be dependent upon the amount of our cash and cash equivalents at the close of business on the date immediately prior to the date of effectiveness of the registration statement of which this prospectus is a part, we cannot determine the exact amount of the dividend at this time. If the amount of the dividend had been determined based on our cash and cash equivalents at March 31, 2005, and paid to our stockholders of record on that date, the aggregate amount of the dividend would have been $27.9 million, or $1.13 per share of common stock. The actual amount of the dividend may be greater than or less than this amount, depending upon the amount of our cash and cash equivalents immediately prior to the date of effectiveness of the registration statement.

        Under our certificate of incorporation, the holders of our outstanding Series A preferred stock are entitled to receive cumulative dividends at the rate of 8% per annum before any cash dividends may be paid to the holders of our common stock. However, the holders of our Series A preferred stock have agreed that, in lieu of any such preferential dividend, they will participate in the payment of the expected cash dividend as if each share of Series A preferred stock outstanding on the record date for the cash dividend had been converted to one share of common stock immediately prior to such record date. The assumed per share amount of the dividend at March 31, 2005, as stated above, gives effect to this agreement.

        Purchasers of our common stock in this offering will not be entitled to receive any portion of this dividend. After the closing of this offering, we intend to retain future earnings to finance the operation and expansion of our business and do not currently anticipate paying cash dividends on our capital stock.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2005:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion into common stock of all of our outstanding shares of preferred stock into 2,414,887 shares of common stock upon completion of this offering and the payment of a cash dividend in an assumed aggregate amount equal to the amount of our cash and cash equivalents, less $500,000, at March 31, 2005; and

  •
  on a pro forma as adjusted basis to give effect to the completion of this offering and our receipt of the net proceeds of the shares of common stock we are offering, as described under "Use of Proceeds."

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2005
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Long-term debt	$488	$488	$488

Redeemable convertible preferred stock	$21,003	$—	$—

Stockholders' equity:
Common stock, $0.01 par value: 37,480 shares authorized, actual; 200,000 authorized, pro forma; 22,396 shares issued and outstanding, actual; 24,812 shares issued and outstanding, pro forma; 27,512 shares issued and outstanding, pro forma as adjusted	224	248	275
Additional paid-in capital	41	20,301	56,439
Accumulated other comprehensive income	44	44	44
Retained earnings	27,225	—	—

Stockholders' equity	27,534	20,593	56,758

Total capitalization	$49,025	$21,081	$57,246

        The numbers of shares of common stock shown above as issued and outstanding on a pro forma and pro forma as adjusted basis are based upon the number of shares of our common stock and preferred stock outstanding at March 31, 2005, giving effect to the 1.874-for-one stock split with respect to our common stock effected on June 29, 2005, and exclude:

  •
  2,282,532 shares issuable upon exercise of stock options outstanding as of July 15, 2005, which have a weighted average exercise price of $5.14 per share; and

  •
  4,216,500 additional shares reserved as of July 15, 2005 for future issuance under our stock-based compensation plans, which includes approximately 1,345,294 shares subject to stock options and restricted stock awards that we expect to issue to our employees and non-employee directors pursuant to our 2005 Stock Incentive Plan, prior to the closing of this offering.

DILUTION

        Our pro forma net tangible book value on March 31, 2005 was approximately $20.6 million, or $0.83 per share. "Pro forma net tangible book value" is total assets minus the sum of liabilities and intangible assets, giving effect to the payment immediately prior to the closing of this offering of a cash dividend in an assumed aggregate amount equal to the amount of our cash and cash equivalents, less $500,000, at March 31, 2005. "Pro forma net tangible book value per share" is pro forma net tangible book value divided by the total number of shares of our common stock outstanding on a pro forma basis giving effect to the conversion to common stock of our outstanding preferred stock.

        After giving effect to adjustments relating to the offering, our pro forma as adjusted net tangible book value on March 31, 2005 would have been $56.8 million, or $2.06 per share. The adjustments made to determine pro forma as adjusted net tangible book value per share consist of:

  •
  an increase in total assets to reflect the net proceeds to us of the offering as described under "Use of Proceeds;" and

  •
  the addition of the number of shares offered by us in this prospectus to the number of shares outstanding.

        The following table illustrates the increase in pro forma net tangible book value of $1.23 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Assumed public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2005	$0.83
Increase in pro forma net tangible book value per share attributable to the offering	1.23

Pro forma as adjusted net tangible book value per share as of March 31, 2005 after giving effect to the offering		2.06

Dilution per share to new investors in the offering		$12.94

        The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table assumes the initial public offering price will be $15.00 per share.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	24,812,000	90.2%	$15,366,000	27.5%	$0.62
New investors	2,700,000	9.8	40,500,000	72.5	15.00

Total	27,512,000	100.0%	$55,866,000	100.0%

        The preceding tables are based on our shares outstanding at March 31, 2005 and assume no exercise of any outstanding stock options after that date. At March 31, 2005 there were outstanding options to purchase a total of 2,674,198 shares of our common stock at a weighted average exercise price of $4.64 per share. To the extent any of these options are exercised, there will be further dilution to new investors. The preceding tables also do not reflect as outstanding approximately 1,345,294 shares of our common stock subject to stock options and restricted stock awards that we intend to issue prior to the closing of this offering pursuant to our 2005 Stock Incentive Plan. No sale or (with certain exceptions for estate planning purposes) other disposition of the shares subject to these awards will be permitted prior to the fifth anniversary of the date of grant. The exercise price of the options to be granted prior to the closing of this offering pursuant to the 2005 Stock Incentive Plan will be equal to the initial public offering price. If all options outstanding at March 31, 2005 had been exercised as of that date:

  •
  our pro forma net tangible book value, giving effect to those transactions, would be $1.20 per share, and the dilution per share to new investors in the offering would be $12.71 per share; and

  •
  the average price per share paid by all existing stockholders for their shares, giving effect to those transactions, would be $1.01, and existing stockholders would own 91.1% of our outstanding shares and would have paid 40.7% of the total consideration paid for all our outstanding shares.

        If all the foregoing options, including the additional options to be granted immediately prior to the closing of this offering, had been exercised and the anticipated restricted stock awards referred to above had been granted, each as of March 31, 2005:

  •
  our pro forma net tangible book value, giving effect to those transactions, would be $1.82 per share, and the dilution per share to new investors in the offering would be $12.19 per share; and

  •
  the average price per share paid by all existing stockholders for their shares, giving effect to those transactions, would be $1.64, and existing stockholders would own 91.4% of our outstanding shares and would have paid 53.9% of the total consideration paid for all our outstanding shares.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

        We derived the statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as of December 31, 2003 and 2004 from our audited consolidated financial statements, which were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, and which appear elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 from our audited consolidated financial statements, which were also audited by PricewaterhouseCoopers LLP and which do not appear in this prospectus. We derived the statement of operations data for the three months ended March 31, 2004 and 2005 and the balance sheet data at March 31, 2005 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus, which have been prepared on a basis consistent with the audited consolidated financial statements, and which, in the opinion of our management, include all adjustments, consisting only of normal, recurring adjustments and accruals, necessary for a fair presentation of our financial position and results of operations for the periods presented. We have computed the pro forma earnings per share attributable to common stockholders and the pro forma weighted average shares outstanding included in the statement of operations data as we describe in Note 2 of the notes to our consolidated financial statements. In accordance with Staff Accounting Bulletin 1(B)(3), pro forma earnings per share attributable to common stockholders and the pro forma weighted average shares outstanding as set forth in the following table also give effect to the issuance of shares sold by us in this offering as if those shares had been issued on January 1, 2004 at the initial public offering price, and the gross proceeds used to fund a portion of the cash dividend to be paid immediately prior to, and contingent upon, the closing of this offering to our stockholders of record as of June 24, 2005. See "Dividend Policy." Our historical results are not necessarily indicative of operating results to be expected in the future.

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$28,512	$30,047	$31,259	$42,033	$61,671	$13,748	$17,854
Cost of revenue	12,580	10,990	13,947	16,823	22,670	5,397	6,024

Gross profit	15,932	19,057	17,312	25,210	39,001	8,351	11,830
Operating expenses:
Research and development	4,431	6,356	5,533	6,638	7,665	1,711	2,288
Sales and marketing	4,366	5,698	3,998	5,302	7,716	1,787	2,278
General and administrative	*	*	1,743	1,980	2,922	691	801

Total operating expenses	8,797	12,054	11,274	13,920	18,303	4,189	5,367

Income from operations	7,135	7,003	6,038	11,290	20,698	4,162	6,463
Interest income	99	244	209	189	232	43	133
Interest expense	(163)	(286)	(241)	(187)	(87)	(20)	(7)

Income before income taxes	7,071	6,961	6,006	11,292	20,843	4,185	6,589
Provision for (benefit from) income taxes	(168)	2,762	1,842	4,070	7,429	1,506	2,372

Net income	7,239	4,199	4,164	7,222	13,414	2,679	4,217
Accretion on redeemable convertible preferred stock	135	1,211	1,308	1,412	1,525	381	412

Net income attributable to common stockholders	$7,104	$2,988	$2,856	$5,810	$11,889	$2,298	$3,805

Earnings per share attributable to common stockholders:
Basic	$0.29	$0.12	$0.12	$0.24	$0.48	$0.09	$0.15
Diluted	$0.29	$0.12	$0.11	$0.23	$0.45	$0.09	$0.14
Weighted average shares outstanding:
Basic	21,729	22,224	22,235	22,235	22,246	22,235	22,361
Diluted	22,274	22,728	22,740	22,739	23,707	23,205	24,105
Pro forma earnings per share attributable to common stockholders (unaudited):
Basic					$0.52		$0.16
Diluted					$0.49		$0.15
Pro forma weighted average shares outstanding (unaudited):
Basic					25,732		25,846
Diluted					27,186		27,591
Cash dividends per share	$1.17	—	—	—	—	—	—

*
In 2000 and 2001, we included general and administrative expense in our sales and marketing expense, and did not account separately for these expenses.

	As of December 31,
						As of March 31, 2005
	2000	2001	2002	2003	2004
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,713	$9,120	$15,686	$20,221	$24,548	$28,444
Working capital	12,136	16,960	21,181	25,684	32,991	37,304
Total assets	19,778	27,751	32,396	39,404	55,231	61,326
Long-term debt	1,852	3,139	2,388	945	579	488
Redeemable convertible preferred stock	15,135	16,346	17,653	19,065	20,591	21,003
Stockholders' equity	89	3,086	5,953	11,769	23,723	27,534

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Overview

        We were organized as a Massachusetts corporation in 1985 and reincorporated under the laws of Delaware in 1988. Since our founding, we have established a 20-year track record of innovation in RF, microwave and millimeterwave semiconductor technology.

  •
  From 1985 to 1993, our principal activity was government-sponsored research and development relating to advanced, application-specific radio frequency integrated circuits, or RFICs, and monolithic microwave integrated circuits, or MMICs, primarily for military and other government-related programs. During this period, we developed many innovative technologies that we continue to incorporate in our products today.

  •
  In 1993, we began to transition from a focus on government-sponsored research and development activities to the design, development and production of our own ICs, modules and subsystems. Our early products were custom MMICs designed for use in specific defense programs, such as radar applications.

  •
  In 1996, we published our first catalog, which contained 50 standard products, and began to expand our operations to support our growing commercial business. We also established a dedicated direct technical sales force to promote our emerging standard product line.

  •
  In 2001, we opened our first international sales office in the United Kingdom, and began to focus on expanding our international business. In 2004, we derived 50% of our revenue from customers outside the United States. Also in 2004, we acquired our new design, manufacturing and headquarters facility in Chelmsford, Massachusetts, and introduced 66 new standard products and a comparable number of custom products.

  •
  In 2005, we introduced the 10th annual edition of our product catalog. We currently offer more than 340 standard products and many more custom products. Our portfolio of standard and custom products spans nine product lines, utilizing more than 13 different semiconductor processes and 22 different package types. Our research and development capability includes GaAs and silicon device modeling and IC design, complex mechanical and package design, and digital hardware and software design. In 2005, we established our first remote design center in Istanbul, Turkey, to focus on development of Bi-CMOS and CMOS products. Additionally, our sales and technical support offices have continued to expand, and we now maintain offices in the United States, China, Germany, Korea and the United Kingdom.

        We employ a fabless business strategy, which means that we do not own a semiconductor fabrication facility, or fab, and purchase all of our semiconductor wafer requirements from third-party wafer fabrication facilities, known as foundries. We believe that our fabless business model enables us to access a broad range of technologies and quickly respond to new market opportunities, while significantly reducing our capital requirements. We have grown our revenue and generated favorable returns on invested capital, while remaining responsive to the rapidly evolving requirements of our customers. To date, the expansion of our business has been funded primarily through our operating cash flow. Our annual revenue has grown sequentially in each of the last 13 years and increased from $28.5 million in 2000 to $61.7 million in 2004. We have been profitable every year since 1986.

Description of Our Revenue, Costs and Expenses

        Revenue.    Our revenue is derived primarily from the sale of standard and custom products. We develop standard products from our own specifications, which we sell through our direct sales organization, our network of sales representatives, a distributor and our website. We also develop custom products to meet the specialized requirements of individual customers, which are sold by our direct sales organization.

        We sell our products to original equipment manufacturers, or OEMs, that supply advanced electronic systems to commercial and military end users, and to these OEMs' contract manufacturers. In general, the decision to purchase our product is made by the OEM, such that when we sell to a contract manufacturer, our product has already been designed into a system being built by the contractor for its OEM customer. As a result, the contract manufacturer typically does not have discretion to replace our product with one from a different supplier.

        Our sales cycle varies substantially, ranging from a period of a month or less when a customer selects a standard product from our catalog or website, to as long as two years or more for custom products. In the sales process, our sales and application engineers work closely with the OEM customer to analyze the customer's system requirements and select an appropriate standard product or establish a technical specification for a custom product. In the case of a custom product, we also select a semiconductor process and foundry, and evaluate test wafers and finished components before manufacturing in commercial quantities can begin. Volume purchases of our products by an OEM customer or its contract manufacturer generally do not occur until the OEM customer has made the decision to begin production of the system incorporating our product. Our receipt of substantial revenue from sales of a product to a customer depends on that customer's commercial success in manufacturing and selling its system incorporating our product. It may take several years for a newly introduced standard product to generate substantial revenue, if ever. However, the life cycles of our standard products tend to be lengthy. More than 50% of the products included in our first catalog in 1996 are being sold today.

        Although most of our revenue is derived from sales of our products, we also receive a small percentage of our revenue from customer-sponsored research and development activities. These activities range from pure research, in which we investigate IC design techniques on new semiconductor technologies at the request of a government agency or commercial customer, to custom development projects in which we are paid to enhance or modify an existing product or develop a new product to meet a customer's specifications.

        Cost of revenue.    Cost of revenue consists primarily of the cost of semiconductor wafers that we purchase from our foundries and other materials such as packages, epoxies, connectors and production masks. Cost of revenue also includes personnel costs and overhead related to our manufacturing and engineering operations, related occupancy and equipment costs, shipping costs and reserves for inventory obsolescence and for warranty obligations.

        Research and development.    Research and development expense consists primarily of personnel costs of our research and development organization, costs of development wafers, license fees for computer-aided design software, costs of development testing and evaluation, costs of developing automated test software, and related occupancy and equipment costs. We expense all research and development costs as incurred.

        Sales and marketing.    Our sales and marketing expense consists primarily of compensation and associated costs for sales and marketing personnel, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs.

        General and administrative.    Our general and administrative expense consists primarily of compensation and associated costs for executive management, finance, and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses.

Factors and Trends That Affect Our Results of Operations

        In reading our financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance.

        Recent revenue growth.    Our revenue has grown more rapidly in recent years. From 2002 to 2004, our revenue grew from $31.3 million to $61.7 million, representing a compound annual growth rate of 41%. From 2003 to 2004, our revenue increased by approximately 47%. The principal driver of our recent revenue growth has been increased sales of our standard products, which we believe are attributable primarily to the increasing breadth and diversity of our standard product offerings, the growing market acceptance of the standard products we introduced in prior periods, and the expansion of our domestic and international sales efforts. Although we believe we have multiple opportunities for additional revenue growth and are planning our business accordingly, we do not expect our revenue will continue to grow at rates as high as those we have recently experienced. Over our 20-year history, we have experienced periods of relatively flat year-over-year growth, as in 2001 and 2002, as well as periods of more rapid growth, as in 2004. Over the long term, from our first full year of operations in 1986 through 2004, our annual revenue has grown at a compound annual rate of 36%. Our revenue in the three-month period ended March 31, 2005 increased by 30% over the corresponding period in 2004. We believe that in planning our growth, it is prudent to take into account the cyclical nature of some of the end markets that we serve, as well as the longer term historical patterns in the development of our business. We also believe that to some extent a decline in the rate of growth of our revenue is inevitable, as, and if, our revenue continues to increase to higher levels. Accordingly, we do not expect that our revenue will continue to grow at rates as high as those we have experienced recently, and in establishing planned levels of operating expenses we have not assumed that they will do so.

        Gross margin improvement.    One of our most important objectives is maintaining and improving our gross margin, which is our gross profit expressed as a percentage of our revenue. In the last three years our gross margins have increased from 55.4% in 2002 to 60.0% in 2003 and 63.2% in 2004.

        In general, we seek to introduce high performance products that are valued by our customers for their ability to address technically challenging applications, rather than commodity ICs for use in high volume applications where cost, rather than performance, is the highest priority. We also seek continuously to reduce our costs and to improve the efficiency of our manufacturing operations.

        Our total gross margin in any period can be significantly affected by product mix, that is, the percentage of our revenue in that period that is attributable to higher or lower margin products, and by other factors, some of which are not under our control. Due to these factors, our gross margins have fluctuated on a quarterly basis. For example, our quarterly gross margin during the last nine quarters has ranged from a low of 58.7% to a high of 66.3%.

        The factors that can influence the gross margins of any individual product, include the following:

  •
  the features and performance of our products and competitive pressures; and

  •
  the costs and yields of semiconductor wafers, packages and other materials used in manufacturing our products, manufacturing, assembly and test costs, factory equipment utilization and operating efficiencies.

        Purchasing patterns of our standard products.    A majority of our revenue in each quarter is typically derived from sales of our standard products. Purchasers of our standard products generally do not enter into long-term contracts with us. Customers that purchase large volumes of our standard products generally provide us with periodic forecasts of their requirements for those products, but these forecasts do not commit the customer to minimum purchases, and customers generally may revise these forecasts without penalty. A significant portion of our revenue in each quarter is attributable to purchase orders for standard products that are received and fulfilled in that quarter, often including a large number of orders from diverse customers and end markets. The price list for our standard products includes discounts based on purchase order volume, and, as a result, the revenue we receive from sales of a particular product in any period is influenced by the average order size for that product during that period. Our forecasting of sales of standard products takes into account a number of factors, including historical sales patterns for each individual product, our assessment of overall market conditions and our knowledge of the current requirements and purchasing practices of our larger customers. However, the absence, in most cases, of long-term purchase commitments for our standard products complicates the task of predicting the exact sources and amount of our revenue from standard products and thus, to some extent, the amount of our total revenue, in any quarter.

        Relationships with major customers.    We have historically depended on a small number of customers for a large percentage of our annual revenue. The composition of this group can change from year to year. Revenue derived from our 10 largest customers as a percentage of our annual revenue was 62.9% in 2002, 59.9% in 2003 and 49.2% in 2004. In 2004, sales to Boeing accounted for 14.5% of our revenue, and sales to Motorola accounted for 12.0% of our revenue. In 2003, sales to Boeing accounted for 17.0% of our revenue, and sales to Wistron NeWeb accounted for 11.9% of our revenue. In 2002, sales to Boeing accounted for 30.0% of our revenue. We include in these calculations revenue from products sold to these customers directly by us or through sales representatives and our distributor, as well as from products sold to contract manufacturers for use in a system manufactured by the contract manufacturer for that customer. Our major customers often use our products in multiple systems or programs, sometimes developed by different business units within the customer's organization, each having differing product life cycles, end customers and market dynamics. For example, the products we sold to Motorola in 2004 were used in a variety of applications and purchased by multiple business units within Motorola.

        Challenges.    In pursuing the market opportunities before us, we face a number of challenges. Among the challenges that we think are most significant are the following:

  •
  Need for continued product and technology innovation.  We believe that the breadth of our product line with respect to functionality, performance and frequency coverage, and our ability to introduce new products rapidly, afford us significant competitive advantage and have contributed significantly to our recent revenue growth. For example, the number of new standard products we have introduced each year has increased from 50 in 2002, to 54 in 2003 and 66 in 2004. Our future competitive position will depend in large part on our ability to continue to innovate, to anticipate the rapid changes in semiconductor technology and RF, microwave and millimeterwave circuit design techniques that characterize our industry, and to develop, introduce and successfully market new products that meet the evolving application requirements of our customers. Driving and supporting this process of continuous innovation and new product introduction is one of our key priorities, and one that will require continuing expenditures by us.

  •
  Need to meet customer demand for on-time delivery and high quality.  The success of our business also depends on our continued ability to supply our products on time and in quantities adequate to meet our customers' requirements, while maintaining the high standards of quality and reliability that our customers require. Our senior management spends a significant amount of its time on these key operational issues, and we devote substantial resources to our efforts to ensure our sources of supply and to improve our manufacturing and quality control processes.

  •
  Need to continue to expand the diversity of our customer base, end markets and target applications.  The semiconductor industry in general, and specific segments of the markets that we serve, are highly cyclical and have historically experienced significant fluctuations in demand, including periods of rapid growth as well as periods of product overcapacity and weak demand. For example, our revenue growth rate was largely flat in 2001 and 2002 as a result of a downturn in the telecommunications industry. An important objective of our management is to reduce our exposure to fluctuations in demand from any particular customer or industry segment by continuing to broaden our customer base and end markets and the range of applications that our products address.

  •
  Management of growth.  We recognize that if our business plans are successful, we may be required to manage a larger and rapidly growing enterprise. We will also be required to meet the reporting, regulatory and other obligations of a public company following this offering. This will impose new burdens on management and involve additional costs that we currently do not bear.

Backlog

        Purchasers of our products typically do not enter into long-term purchase contracts with us, and our revenue in any period is dependent to a significant extent on orders for standard products booked and shipped in that period. Additionally, despite the existence of contractual penalties, our customers from time to time cancel or delay scheduled purchases. As a result, we use backlog for purposes of scheduling production but do not consider it to be an accurate indicator of sales for any future period. We include in our backlog all accepted purchase orders for which the customer has specified a delivery date within the next 12 months. At December 31, 2004, our backlog was $24.8 million, compared to $27.3 million at December 31, 2003.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis we re-evaluate our judgments and estimates including those related to uncollectible accounts receivable, inventories, intangible assets, income taxes, warranty obligations, accrued expenses and other contingencies. We base our estimates and judgments on our historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. The accounting policies described below are those which, in our opinion, involve the most significant application of judgment, or involve complex estimation, and which could, if different judgments or estimates were made, materially affect our reported results of operations.

        Revenue recognition.    We recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition." SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Revenue from the sale of our products is recognized upon shipment, provided that no obligations remain and collection of the receivable is reasonably assured. We maintain a reserve for potential returns or allowances on these sales. Returns and customer credits are infrequent and are recorded as a reduction to revenue. Rights of return are generally not included in sales arrangements.

A portion of our sales are made to a distributor under an agreement that provides for product return privileges. As a result, we defer recognition of such revenue until the product is resold by the domestic distributor.

        Revenue from contracts with the United States government or its subcontractors and some commercial customers is recorded under the provisions of the American Institute of Certified Public Accountants Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Generally, revenue from these contracts is recorded on a percentage of completion basis using costs incurred as the measurement basis for progress toward completion. Estimated earnings in excess of amounts billed are reported as unbilled receivables. Contract accounting requires judgment in estimating costs and assumptions related to technical issues and delivery schedule. Contract costs include material, subcontract costs, labor and an allocation of indirect costs. The estimation of costs at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Changes in contract performance and estimated profitability, including final contract settlements, are recognized in the period in which the changes are determined. Estimated losses on a contract are recognized in full in the period when they become known.

        We recognize revenue from our customer-sponsored research and development contracts when billed in accordance with the terms of the contract and record our cost to perform the contract in cost of revenue in the period in which we record the related revenue.

        Allowance for doubtful accounts.    We perform ongoing credit evaluations of our customers and adjust credit limits, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we may not continue to experience the same credit loss rates that we have in the past.

        Inventory.    Inventory is stated at the lower of cost (first-in, first-out method) or market. We maintain a reserve for inventory items to provide for an estimated amount of excess or obsolete inventory. The reserve is based upon a review of inventory materials on hand, which we compare with estimated future usage. In addition, we review the inventory and compare part costs with current market value, and write down any part with costs in excess of current market value to its net realizable value. Estimating demand is inherently difficult, particularly given the cyclical nature of the semiconductor industry. Although we did not record significant inventory reserves or write-offs in 2002, 2003 or 2004, the number of products we offer is increasing, which may expose us to increased inventory risk and may, in the future, require us to record higher inventory reserves or write-offs.

        Long-lived assets.    We periodically evaluate our long-lived assets for potential impairment under Statement of Financial Accounting Standards, or SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform these evaluations whenever events or circumstances suggest that the carrying amount of an asset or group of assets is not recoverable. Our judgments regarding the existence of impairment indicators are based on market and operational performance. Indicators of potential impairment include:

  •
  a significant change in the manner in which an asset is used;

  •
  a significant decrease in the market value of an asset;

  •
  a significant adverse change in the business or industry in which the asset is used or sold;

  •
  a current period operating cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset; and

  •
  significant advances in our technologies that require changes in one or more of our manufacturing processes.

        If we believe that an indicator of potential impairment exists, we test to determine whether the impairment recognition criteria in SFAS No. 144 have been met. To analyze a potential impairment, we project undiscounted future cash flows over the remaining life of the asset or the primary asset in the asset group, using a probability-weighted multiple scenario approach, reflecting a range of possible outcomes. If these projected cash flows are less than the carrying amount, an impairment loss is recognized based on the fair value of the asset or asset group less any costs of disposition. Evaluating the impairment requires judgment by our management to estimate future operating results and cash flows. If different estimates were used, the amount and timing of asset impairments could be affected. We charge impairments of the long-lived assets to operations if our evaluations indicate that the carrying values of these assets are not recoverable.

        Stock-based compensation.    We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and comply with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options.

        Income taxes.    We account for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under this method, we determine the deferred tax assets and liabilities based upon the difference between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year's financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and the tax basis of assets or liabilities and their reported amounts in the financial statements. Because we assume that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related assets or liabilities are settled or the reported amount of the assets are recovered, hence giving rise to a deferred tax asset or liability. We must then periodically assess the likelihood that our deferred tax assets will be recovered from our future taxable income, and, to the extent we believe that it is more likely than not our deferred tax assets will not be recovered, we must establish a valuation allowance against our deferred tax assets.

Results of Operations

        The following tables set forth, for the periods indicated, selected statement of operations data in dollar amount and expressed as a percentage of our revenue:

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands)
Revenue	$31,259	$42,033	$61,671	$13,748	$17,854
Cost of revenue	13,947	16,823	22,670	5,397	6,024

Gross profit	17,312	25,210	39,001	8,351	11,830

Operating expenses:
Research and development	5,533	6,638	7,665	1,711	2,288
Sales and marketing	3,998	5,302	7,716	1,787	2,278
General and administrative	1,743	1,980	2,922	691	801

Total operating expenses	11,274	13,920	18,303	4,189	5,367

Income from operations	6,038	11,290	20,698	4,162	6,463
Interest income	209	189	232	43	133
Interest expense	(241)	(187)	(87)	(20)	(7)

Income before income taxes	6,006	11,292	20,843	4,185	6,589
Provision for income taxes	1,842	4,070	7,429	1,506	2,372

Net income	$4,164	$7,222	$13,414	$2,679	$4,217

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	44.6	40.0	36.8	39.3	33.7

Gross profit	55.4	60.0	63.2	60.7	66.3

Operating expenses:
Research and development	17.7	15.8	12.4	12.4	12.8
Sales and marketing	12.8	12.6	12.5	13.0	12.8
General and administrative	5.6	4.7	4.7	5.0	4.5

Total operating expenses	36.1	33.1	29.6	30.4	30.1

Income from operations	19.3	26.9	33.6	30.3	36.2
Interest income	0.7	0.4	0.4	0.3	0.7
Interest expense	(0.8)	(0.4)	(0.1)	(0.1)	(0.0)

Income before income taxes	19.2	26.9	33.9	30.5	36.9
Provision for income taxes	5.9	9.7	12.0	11.0	13.3

Net income	13.3%	17.2%	21.9%	19.5%	23.6%

Comparison of Three Months Ended March 31, 2005 to Three Months Ended March 31, 2004

        Revenue.    Our revenue increased $4.1 million, or 29.9%, to $17.9 million in the three months ended March 31, 2005 from $13.7 million in the corresponding period of 2004. This growth was primarily attributable to increased sales to customers in the United States of both our standard and our custom products, primarily to the military, broadband, and microwave and millimeterwave communications end markets, which we believe was due to the increased breadth of our product offerings and to increased market acceptance of the products we introduced in prior years. Revenue from sales to customers outside the United States accounted for 42% of our revenue in the first three months of 2005, compared to 49% in the corresponding period in 2004.

        Cost of revenue and gross margin.    Our cost of revenue increased $0.6 million, or 11.6%, to $6.0 million in the first three months of 2005 from $5.4 million in the corresponding period in 2004, as a result of increased sales volumes. Our gross margin increased to 66.3% in the first three months of 2005 from 60.7% in the corresponding period in 2004. The increase in gross margin was attributable to reductions in our costs of materials and better absorption of our fixed manufacturing costs as a result of our increased production volume, and, to a lesser extent, to a more favorable product mix, as products carrying higher margins accounted for a greater percentage of our revenue in the first three months of 2005 compared to the corresponding period in 2004. These factors were partially offset by an increase in the cost of indirect manufacturing materials, including pre-production masks and evaluation materials.

        Research and development expense.    Research and development expense increased $0.6 million, or 33.7%, to $2.3 million in the first three months of 2005, from $1.7 million in the corresponding period in 2004, and represented 12.8% of our revenue in the first three months of 2005, compared with 12.4% in the corresponding period in 2004. The increase in our research and development expense was primarily attributable to a $0.5 million increase in personnel costs, due to the expansion of our engineering organization, and a $0.3 million increase in the cost of development materials, partially offset by $0.2 million net decrease in other expenses. We believe that a significant amount of research and development activity will be required for us to remain competitive in the future. As a result, we expect our research and development expense to increase as we expand our research and development organization and continue to invest in the development of new products.

        Sales and marketing expense.    Sales and marketing expense increased $0.5 million, or 27.5%, to $2.3 million in the first three months of 2005, from $1.8 million in the corresponding period in 2004, and represented 12.8% of our revenue in the first three months of 2005 compared to 13.0% in the corresponding period in 2004. The increase in our sales and marketing expense was attributable to a $0.2 million increase in personnel costs, a $0.1 million increase in other costs associated with the expansion of our worldwide direct sales and marketing efforts and a $0.2 million increase in sales commissions as a result of our increased sales. We expect sales and marketing expense will increase as we hire additional personnel, continue to expand our worldwide sales and marketing activities, and, to the extent that our revenue increases, pay additional commissions.

        General and administrative expense.    General and administrative expense increased $0.1 million, or 16.0%, to $0.8 million in the first three months of 2005, from $0.7 million in the corresponding period in 2004, and represented 4.5% of our revenue in the first three months of 2005, compared to 5.0% in the corresponding period in 2004. The increase in our general and administrative expense was primarily due to a $0.1 million increase in personnel costs and $0.1 million increase in professional costs, partially offset by a net reduction of $0.1 million in other expenses. We expect general and administrative expense will increase as a result of additional personnel costs necessary to support the growth of our business, and additional professional fees and other costs associated with being a public company, and investments in our information technology infrastructure.

        Interest income and interest expense.    Interest income increased to $0.1 million in the first three months of 2005 from $0.04 million in the corresponding period in 2004, due to higher interest rates and our increased cash balances. Interest expense represented less than 1.0% of our revenue in each period.

        Provision for income taxes.    Our provision for income taxes increased $0.9 million to $2.4 million in the first three months of 2005 from $1.5 million in the corresponding period in 2004, representing an effective tax rate of 36.0% in each period. We expect our effective tax rate during the balance of 2005 to be approximately 36.0%.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

        Revenue.    Our revenue increased $19.6 million, or 46.7%, to $61.7 million in 2004 from $42.0 million in 2003. This increase was primarily attributable to a higher volume of sales of standard products. We believe that the growth in sales of our standard products is attributable primarily to increased breadth of our standard product offerings and market acceptance of standard products we introduced in prior years. We believe that the increased geographical scope and effectiveness of our marketing and sales efforts, due to the increase in the number of our third-party sales representatives worldwide and the opening or expansion of our sales offices in China, Germany, Korea and the United Kingdom, also contributed to our revenue growth. Revenue from sales to customers outside the United States accounted for 50% of our revenue in 2004, compared to 51% in 2003.

        Cost of revenue and gross margin.    Our cost of revenue increased $5.8 million, or 34.8%, to $22.7 million in 2004 from $16.8 million in 2003, as a result of increased sales volumes. Our gross margin increased to 63.2% in 2004 from 60.0% in 2003. The increase in our gross margin is primarily attributable to increased unit sales of higher margin products, such as our new amplifier products, and to an increased number of lower volume orders, on which we offer lower discounts. In addition, reductions in our cost of materials and more favorable absorption of fixed manufacturing costs as a result of our increased production volume contributed to the improvement in our gross margin. These factors were partially offset by a $2.3 million increase in indirect manufacturing costs attributable to purchases of indirect manufacturing materials such as pre-production masks and evaluation materials.

        Research and development expense.    Research and development expense increased $1.0 million, or 15.5%, to $7.7 million in 2004, from $6.6 million in 2003, and represented 12.4% of our revenue in 2004, compared to 15.8% in 2003. The increase in our research and development expense was primarily attributable to a $0.5 million increase in personnel costs due to increased headcount, and a $0.4 million increase in spending on development materials. Because the rate of growth in our revenue in 2004 exceeded that of our research and development spending, research and development expense decreased as a percentage of our revenue.

        Sales and marketing expense.    Sales and marketing expense increased $2.4 million, or 45.5%, to $7.7 million in 2004, from $5.3 million in 2003, and represented 12.5% of our revenue in 2004 compared to 12.6% in 2003. The increase in our sales and marketing expense was primarily attributable to a $1.6 million increase in sales commissions as a result of revenue growth, and $0.7 million in additional personnel costs associated with the expansion of our worldwide direct sales organization and in-house marketing group.

        General and administrative expense.    General and administrative expense increased $0.9 million, or 47.6%, to $2.9 million in 2004, from $2.0 million in 2003, and represented 4.7% of our revenue in each of 2004 and 2003. The increase in our general and administrative expense was primarily due to a $0.3 million increase in personnel costs, a $0.2 million increase in professional fees and relocation costs associated with the move to our new headquarters facility in Chelmsford, Massachusetts, and the accrual of a $0.2 million reserve for a contingent liability.

        Interest income and interest expense.    Interest income was $0.2 million in 2004 and 2003. Interest expense decreased from $0.2 million in 2003 to $0.1 million in 2004, as a result of partial repayment of our bank debt and the retirement of our capital equipment leases.

        Provision for income taxes.    Our provision for income taxes increased $3.4 million, to $7.4 million in 2004, from $4.1 million in 2003, representing an effective tax rate of 35.6% in 2004 and 36.0% in 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

        Revenue.    Our revenue increased $10.8 million, or 34.5%, to $42.0 million in 2003 from $31.3 million in 2002. This increase was attributable to a higher volume of sales of our standard products, which more than offset a slight decrease in sales of custom products. Increased sales of one standard product accounted for 63% of the increase in revenue. We believe that, as in 2004, the growth in sales of our standard products was attributable to the increased breadth of our standard product offerings and market acceptance of standard products we introduced in prior years. We believe that the increased geographical scope and effectiveness of our marketing and sales efforts, due to the increase in the number of our third-party sales representatives worldwide and the opening or expansion of sales offices in Germany, Korea and the United Kingdom, also contributed to our revenue growth. Revenue from sales to customers outside the United States accounted for 51% of our revenue in 2003, compared to 28% in 2002.

        Cost of revenue and gross margin.    Our cost of revenue increased $2.9 million, or 20.6%, to $16.8 million in 2003 from $13.9 million in 2002. Our gross margin increased to 60.0% in 2003 from 55.4% in 2002. The increase in our gross margin was primarily attributable to reductions in our cost of materials and more favorable absorption of fixed manufacturing costs as a result of our increased production volume, as well as to an increased number of lower volume orders on which we offered lower volume discounts. These factors were offset slightly by a $0.2 million increase in indirect manufacturing costs.

        Research and development expense.    Research and development expense increased $1.1 million, or 20.0%, to $6.6 million in 2003, from $5.5 million in 2002, and represented 15.8% of our revenue in 2003, compared to 17.7% in 2002. The increase was primarily due to $0.6 million of additional personnel costs attributable to the expansion of our engineering organization. Increased depreciation due to additional investments in equipment and growth in spending on development material also contributed to the increase. Because the rate of growth in our revenue in 2003 exceeded that of our research and development expense, research and development expense decreased as a percentage of our revenue.

        Sales and marketing expense.    Sales and marketing expense increased $1.3 million, or 32.6%, to $5.3 million in 2003, from $4.0 million in 2002, and represented 12.6% of our revenue in 2003, compared to 12.8% in 2002. The increase was due to $0.6 million of additional personnel costs attributable to the global expansion of our sales organization and in-house marketing group, a $0.5 million increase in sales commissions associated with the increase in revenue, and $0.2 million of increased costs of advertising, trade shows and other marketing and promotional activities.

        General and administrative expense.    General and administrative expense increased $0.3 million, or 13.6%, to $2.0 million in 2003, from $1.7 million in 2002, and represented 4.7% of our revenue in 2003, compared to 5.6% in 2002. The increase was due to an increase in personnel costs and professional fees. Because the rate of growth in our revenue exceeded that of our general and administrative expense, general and administrative expense decreased as a percentage of our revenue.

        Interest income and interest expense.    Interest income was $0.2 million in 2003 and 2002. Interest expense remained at $0.2 million in 2003 and 2002, as lower average balances under our term note agreement offset higher amounts due under our capital leases.

        Provision for income taxes.    The provision for income taxes increased $2.3 million, to $4.1 million in 2003 from $1.8 million in 2002, representing an effective tax rate of 36.0% in 2003 and 30.7% in 2002. The increase in our effective tax rate was attributable primarily to the availability in 2002 of a higher amount of research and development credits than in 2003.

Selected Quarterly Results

        The following table presents certain unaudited quarterly financial information for our last nine quarters on a historical basis. The unaudited interim consolidated financial information contained herein has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments that we consider necessary to fairly present such information when read together with the audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Three Months Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005
	(in thousands)
Revenue	$8,241	$9,725	$10,591	$13,476	$13,748	$14,992	$15,986	$16,945	$17,854
Cost of revenue	3,254	3,789	4,213	5,567	5,397	5,484	5,694	6,095	6,024

Gross profit	4,987	5,936	6,378	7,909	8,351	9,508	10,292	10,850	11,830

Operating expenses:
Research and development	1,540	1,902	1,701	1,496	1,711	1,874	1,807	2,272	2,288
Selling and marketing	1,225	1,287	1,246	1,544	1,787	2,013	1,825	2,092	2,278
General and administrative	568	508	475	429	691	595	959	677	801

Total operating expenses	3,333	3,697	3,422	3,469	4,189	4,482	4,591	5,041	5,367
Income from operations	1,654	2,239	2,956	4,440	4,162	5,026	5,701	5,809	6,463
Interest income	49	47	41	53	43	52	54	82	133
Interest expense	(45)	(42)	(52)	(48)	(20)	(21)	(21)	(24)	(7)

Income before income taxes	1,658	2,244	2,945	4,445	4,185	5,057	5,734	5,867	6,589
Provision for income taxes	597	808	1,060	1,605	1,506	1,821	2,063	2,039	2,372

Net income	$1,061	$1,436	$1,885	$2,840	$2,679	$3,236	$3,671	$3,828	$4,217

        The following table presents certain unaudited quarterly information as a percentage of our revenue for our last nine quarters on a historical basis.

	Three Months Ended
	Mar 31, 2003	Jun 30, 2003	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004	Dec 31, 2004	Mar 31, 2005
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	39.5	39.0	39.8	41.3	39.3	36.6	35.6	36.0	33.7

Gross profit	60.5	61.0	60.2	58.7	60.7	63.4	64.4	64.0	66.3

Operating expenses:
Research and development	18.7	19.6	16.1	11.1	12.4	12.5	11.3	13.4	12.8
Selling and marketing	14.9	13.2	11.8	11.5	13.0	13.4	11.4	12.3	12.8
General and administrative	6.9	5.2	4.5	3.2	5.0	4.0	6.0	4.0	4.5

Total operating expenses	40.5	38.0	32.4	25.8	30.4	29.9	28.7	29.7	30.1
Income from operations	20.0	23.0	27.8	32.9	30.3	33.5	35.7	34.3	36.2
Interest income	0.6	0.5	0.4	0.4	0.3	0.3	0.3	0.5	0.7
Interest expense	(0.5)	(0.4)	(0.5)	(0.3)	(0.1)	(0.1)	(0.1)	(0.1)	(0.0)

Income before income taxes	20.1	23.1	27.7	33.0	30.5	33.7	35.9	34.7	36.9
Provision for income taxes	7.2	8.3	10.0	11.9	11.0	12.1	12.9	12.0	13.3

Net income	12.9%	14.8%	17.7%	21.1%	19.5%	21.6%	23.0%	22.7%	23.6%

        Our quarterly revenue and operating results have fluctuated in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Factors that can contribute to fluctuations in our operating results include:

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  the rescheduling, increase, reduction or cancellation of significant customer orders;

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  the timing of customer qualification of our products and commencement of volume sales of systems that include our products;

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  the rate at which our present and future customers and end users adopt our technologies in our target end markets;

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  the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

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  our gain or loss of a key customer;

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  the availability, cost, and quality of materials and components that we purchase from third-party vendors and any problems or delays in the fabrication, assembly, testing or delivery of our products;

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  changes in our product mix or customer mix; and

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  the quality of our products and any remediation costs.

        Our gross margin generally improved over the nine quarters ended March 31, 2005, but was subject to fluctuation from quarter to quarter. For example, our gross margin decreased from 60.2% in the third quarter of 2003 to 58.7% in the fourth quarter of the year, then increased to 60.7% in the first quarter of 2004, despite sequential quarterly revenue growth over the same period. The decline in gross margin in the fourth quarter of 2003 was due primarily to the timing of indirect manufacturing costs, principally purchases of pre-production masks and costs of sample materials, which occurred disproportionately in the fourth quarter. Similarly, our gross margin during the last three quarters of 2004 ranged from 63.4% to 64.4%, and then increased to 66.3% in the first quarter of 2005. The increase in the first quarter of 2005 was attributable to reductions in our costs of materials, better absorption of our fixed manufacturing costs as a result of our increased production volume, and a more favorable product mix, as products carrying higher margins accounted for a greater percentage of our revenue in the first quarter of 2005 than in the preceding three quarters.

        Similarly, our research and development expense decreased from $1.9 million in the second quarter of 2003 to $1.7 million in the third quarter and $1.5 million in the fourth quarter of 2003. The higher levels of research and development expense in the second and third quarters of 2003, in comparison to the fourth quarter, were primarily attributable to the timing of purchases of development materials such as wafers and masks and to a higher percentage of our engineers' time being spent on product development activities and a lower percentage spent on billable customer-funded research activities that are included in cost of revenue.

        In the third quarter of 2004, our general and administrative expense increased to $1.0 million, from $0.6 million in the previous quarter, representing 6.0% of revenue compared to 4.0% of revenue in the previous quarter. In the last quarter of 2004, general and administrative expense declined to $0.7 million. The increase in the third quarter was attributable to an accrual for a contingent liability, and to the timing of expenses relating to our move into our new headquarters facility in Chelmsford, Massachusetts.

        We believe that future quarterly fluctuations in our results of operations are likely, as a result of the factors discussed above and other factors, and therefore do not believe that our operating results in any quarter or quarters should be relied upon as an accurate indicator of our future performance.

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through cash flow from internal operations, the placement of $15.0 million of Series A redeemable preferred stock, bank equipment term notes and a credit facility. Our principal sources of liquidity as of March 31, 2005 consisted of cash and cash equivalents of $28.4 million and a revolving credit facility with Citizens Bank, which provides for revolving credit up to $4.0 million for working capital requirements and a $1.0 million credit line for equipment purchases. The revolving working capital credit is based on eligible accounts receivable and inventory and bears interest at the rate equal to the bank's prime minus 50 basis points. The equipment credit line bears interest at the bank's prime rate, which was 5.75% at March 31, 2005, or can be fixed at LIBOR plus 200 basis points. The credit facility is collateralized by all of our tangible assets and intellectual property. The credit facility agreement contains financial and non-financial covenants. Through March 31, 2005 we were in compliance with all covenants. As of March 31, 2005, we had no borrowings outstanding under our credit facility, and the full amount of the facility was available to us. At March 31, 2005, a term note having a remaining principal balance of $845,000, bearing interest at 5.4%, and requiring monthly payments of $30,000, was outstanding under our equipment credit line.

        In the three months ended March 31, 2005, cash provided by our operations was $4.7 million, of which the principal components were our net income of $4.2 million and a $2.5 million increase in accrued expenses and income taxes payable, offset in part by a $2.2 million use of cash as a result of increased accounts receivable. We invested $0.7 million in the purchase of capital equipment, primarily lab and production equipment, and used $0.1 million to repay bank debt.

        In 2004, as a result of the growth in product sales and the related increase in operations, cash from operations was $14.8 million. This was primarily due to net income of $13.4 million, a $1.2 million increase in deferred revenue and customer advances, and a $1.1 million net increase in accounts payable, accrued expenses and income taxes payable. This was offset by a $3.0 million use of cash as a result of increased accounts receivable and a $1.7 million use of cash due to an increase in our inventory. We also used cash of $9.7 million in the purchase of our new headquarters facility and equipment. We used $0.8 million to repay debt and capital leases.

        Dividends.    We have in the past paid cash dividends to our stockholders. From 1989 through 2000, we paid cash dividends to defray certain federal and state tax obligations of our stockholders, attributable to our status as an S corporation prior to November 17, 2000. In conjunction with the private placement of $15.0 million of our Series A preferred stock in November 2000, we distributed $13.6 million to the holders of our common stock. Immediately prior to and contingent upon the closing of this offering, we intend to pay a cash dividend in an aggregate amount equal to the amount of our cash and equivalents at the close of business on the date preceding the date of effectiveness of the registration statement of which this prospectus is a part, less $500,000, to those persons who are holders of record of our common stock and of our Series A preferred stock on June 24, 2005. Purchasers of our common stock in this offering will not be entitled to receive any portion of this cash dividend. A portion of the net proceeds we receive from this offering will replace the cash and cash equivalents that we intend to utilize to pay the cash dividend. After the closing of this offering, we intend to retain any future earnings to finance the operation and expansion of our business, and do not anticipate paying cash dividends on our capital stock in the foreseeable future. See "Dividend Policy."

        We believe that amounts available under our revolving credit facility and cash generated from our operations will be sufficient to meet our anticipated cash requirements for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of our sales and marketing activities, the timing and introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We have made no arrangements to obtain additional financing, and there is no assurance that such financing, if required or desired, will be available in amounts or on terms acceptable to us, if at all.

        Contractual obligations.    Set forth below is information concerning our known contractual obligations as of December 31, 2004.

	Payments Due by Period
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(in thousands)
Long-term debt obligations	$1,014	$409	$605	$—	$—
Operating lease obligations	421	190	203	28	—

Total	$1,435	$599	$808	$28	$—

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to market risk in the ordinary course of business, which consists primarily of interest rate risk associated with our cash and cash equivalents, our debt and foreign exchange rate risk. We do not have material equity price risk as our equity investments are not significant.

        Interest rate risk.    The primary objective of our investment activity is to preserve principal, provide liquidity and maximize income without increasing risk. Our investments have limited exposure to market risk. To minimize this risk, we maintain our portfolio of cash and cash equivalents and short term paper in a variety of investments, consisting primarily of bank deposits, money market funds and short-term government funds. The interest rates are variable and fluctuate with current market conditions. The risk associated with fluctuating interest rates is limited to this investment portfolio, and we do not believe that a 10% change in interest rates would have a material impact on our financial position or results of operations.

        Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our bank debt and borrowings on our bank credit facility. The interest rate on our existing bank debt is currently fixed and therefore exposes us to limited market risk. Our bank credit facility is comprised of a $4.0 million revolving credit arrangement for working capital and a $1.0 million equipment credit line and has an interest rate that is primarily variable. At March 31, 2005, there were no borrowings on this credit facility. We do not believe that a 10% change in the prime rate would have a material impact on our financial position or results of operations.

        Foreign currency risk.    To date, our international customer agreements have been denominated primarily in United States dollars. Accordingly, we have limited exposure to foreign currency exchange rates and do not enter into foreign currency hedging transactions. The functional currency of our foreign operations in Europe and Asia are the local currency, and as such, any fluctuation in the exchange rates of these net assets, denominated in local currency, would be reflected in the translation gains or losses, which are accounted for in other comprehensive income in our statements of changes in equity. We do not believe that a change of 10% in the foreign currency exchange rates would have a material impact on our financial position or results of operations.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." This accounting standard is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion No. 25, and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The accounting standard requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). In addition, SFAS No. 123R requires that excess tax benefits related to stock-based compensation expense be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations. In March 2005, the SEC issued Staff Accounting Bulletin (SAB) 107. SAB 107 expresses views of the SEC regarding the interaction between SFAS 123R and certain SEC rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. SFAS No. 123R is effective for us on January 1, 2006. We are currently evaluating the impact the adoption of SFAS 123R and SAB 107 will have on our financial position and results of operations.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs-an Amendment of ARB No. 43, Chapter 4." This accounting standard, which is effective for annual periods beginning after June 15, 2005, requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. We do not expect the adoption of SFAS No. 151 to have a material effect on our financial position or results of operations.

        In October 2004, the American Jobs Creation Act of 2004 (the AJCA) was passed. The AJCA provides a deduction for income from qualified domestic production activities which will be phased in from 2005 though 2010. In return, the AJCA also provides for a two-year phase-out of the existing extra-territorial income exclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. In December 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, "Accounting for Income Taxes," for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004," (FSP FAS 109-1), which clarifies that the tax deduction for domestic manufacturers under the AJCA should be accounted for as a special deduction in accordance with FASB Statement No. 109, "Accounting for Income Taxes" (SFAS 109). We are continuing to evaluate the effect of the AJCA and its impact on future tax provisions.

BUSINESS

Our Company

        We design and develop high performance integrated circuits, or ICs, modules and subsystems for technically demanding radio frequency, or RF, microwave and millimeterwave applications. As a result of our 20 years of experience and innovation, we have developed a deep knowledge of analog, digital and mixed-signal semiconductor technology, from the device level to the design and assembly of complete subsystems. Our fabless business model enables us to leverage our broad engineering, assembly and test capabilities and our intellectual capital portfolio, such as our semiconductor modeling expertise and library of proprietary circuit designs, rather than investing in capital-intensive wafer production facilities. We have grown our revenue and generated strong returns on invested capital, while remaining responsive to the rapidly evolving requirements of our customers. To date, the expansion of our business has been funded primarily through our operating cash flow. Our annual revenue has grown sequentially in each of the last 13 years and increased from $28.5 million in 2000 to $61.7 million in 2004. We have been profitable every year since 1986.

Industry Background

  Growth in advanced electronic systems using RF, microwave and millimeterwave technology

        Global demand for mobile communication services and for real-time access to diverse types of data continues to increase. This demand, coupled with the increasing capabilities and decreasing cost of computing devices, has led to rapid adoption of a wide variety of advanced electronic systems that rely on electromagnetic waves for high speed data transmission, reception or acquisition. These systems utilize a variety of data transmission technologies over a wide range of electromagnetic frequency bands, including RF, microwave and millimeterwave frequencies. These advanced electronic systems are integral to today's wireless networks, such as cellular telephone, fixed wireless and satellite communication systems, as well as wired networks, such as cable TV, broadband access and optical data networks. In addition, an increasing number of automotive, industrial, military, homeland security, scientific and medical applications use RF, microwave and millimeterwave technology to perform detection, measurement and imaging functions. The growth of advanced electronic systems using RF, microwave and millimeterwave technologies has accelerated demand for analog, digital and mixed-signal ICs, modules and subsystems that are optimized to provide high performance signal processing across the electromagnetic frequency spectrum.

  The electromagnetic frequency spectrum

        The terms RF, microwave and millimeterwave refer generally to electromagnetic waves that are propagated when an alternating current is applied to an antenna or conductor. The properties and uses of electromagnetic energy depend on its frequency. Each type of system typically uses a different frequency range, or band, of the frequency spectrum. For example:

  •
  Broadband access devices, cellular telephone systems, cable TV systems, global positioning system, or GPS, equipment and magnetic resonance imaging machines typically operate in what we refer to as RF frequency band, between one megahertz and six gigahertz, or GHz.

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  Direct broadcast satellite receivers, military electronic countermeasure systems and point-to-point radio systems used in cellular backhaul applications commonly use frequencies in what we refer to as the microwave frequency band, between six GHz and 20 GHz.

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  Automotive collision avoidance systems, ground uplink and downlink stations used in satellite communications systems, and many commercial and military radar systems operate in what we refer to as the millimeterwave frequency band, between 20 GHz and 110 GHz.

        The chart below illustrates the RF, microwave and millimeterwave portions of the frequency spectrum, with typical applications:

        Access to specific bands of the frequency spectrum is limited due to spectrum capacity constraints. Frequency use is regulated globally by government agencies, which assign each type of communication service to one or more specific frequency bands. Growth in the volume of communications traffic, and increasing demand for services such as multimedia that require higher data rates, and consequently consume greater bandwidth, have resulted in more extensive use of the frequency spectrum.

        Congestion of the limited available frequency bands is driving the electronics industry to develop more creative and efficient uses of available frequency spectrum. For example, some applications, such as newer 2.5G and 3G cellular telephone systems, have migrated to higher frequencies, which are inherently able to provide higher data transfer rates. Other applications, such as broadband wireless local loop applications, and cellular telephone systems being deployed in developing nations, take advantage of recently introduced modulation schemes to utilize lower frequency bands more efficiently. Still others, such as emerging ultra wide band systems, are implementing new system architectures and complex modulation schemes to distribute data over the entire frequency spectrum. The implementation of these more complex system architectures and modulation schemes, and their distribution over a wider portion of the frequency spectrum, increase the technical challenges associated with the design and manufacture of ICs, modules and subsystems used in these systems.

  Requirements of manufacturers of advanced electronic systems operating at RF, microwave and millimeterwave frequencies

        As demand has increased for advanced electronic systems offering improved functionality, reliability and speed, the challenges faced by original equipment manufacturers, or OEMs, that design and develop these systems have intensified. Many OEMs do not have the IC design or semiconductor process expertise necessary to develop their own ICs, modules and subsystems for RF, microwave and millimeterwave applications. As a result, they increasingly look to qualified merchant suppliers to provide this expertise and these solutions and, in many cases, to design and manufacture custom products to meet their application-specific requirements.

        Across all markets, OEMs seek semiconductor suppliers that provide technology that will enable them to differentiate their product offerings with respect to a number of criteria, including:

        High performance.    OEMs face continuously increasing competitive pressures to improve their products' overall system performance. As a result, OEMs require advanced semiconductor products that offer performance attributes such as higher power and linearity, lower noise, reduced power consumption, improved signal level and frequency accuracy and better isolation.

        High reliability.    OEMs seek suppliers with a demonstrated track record of delivering high quality products that will perform reliably for long periods of time under a variety of conditions. Manufacturers of advanced electronic systems used in certain commercial, military and aerospace applications have particularly stringent reliability requirements that mandate specialized design and manufacturing, quality assurance and testing processes.

        Increased integration.    Under constant pressure to offer their customers lower prices, OEMs seek to simplify their assembly operations and reduce their manufacturing costs by using more highly integrated components that combine multiple functions, thereby reducing design complexity, component count and system size.

        Streamlined procurement processes.    OEMs desiring to streamline their procurement processes seek suppliers with the proven ability to provide a broad range of products covering the full range of functions required for the design and manufacturing of high performance electronic systems that operate across the frequency spectrum.

        Faster time to market.    OEMs seek to shorten their product development cycles by outsourcing the highly specialized task of designing and manufacturing RF, microwave and millimeterwave semiconductor products. Additionally, they select vendors that have strong manufacturing and product fulfillment capabilities and can meet short delivery lead time requirements.

        An OEM's requirements may vary by market and application. In a particular application, an OEM may seek a highly integrated subsystem, while for another application the same OEM may prefer a single function IC that offers a specific performance attribute. A manufacturer of systems designed for consumer markets may require a supplier that can meet high volume manufacturing requirements, while that same manufacturer, when addressing military or aerospace markets, may require relatively low volumes of highly specialized, high value subsystems.

  Challenges of developing ICs for manufacturers of advanced electronic systems

        Advanced electronic systems typically rely upon a complex chain of analog and digital signals. Conversion of continuously varying real-world analog signals to binary digital form, and vice versa, and other signal transformations are known as signal processing functions. Semiconductor devices that combine analog and digital signal processing are referred to as mixed-signal ICs. The performance of an advanced electronic system depends substantially on the performance of the analog and mixed-signal ICs that provide its core functionality. Significant challenges are involved in designing and manufacturing analog and mixed-signal ICs that will operate satisfactorily at RF, microwave and millimeterwave frequencies, including the following:

        RF, microwave and millimeterwave circuit design.    RF, microwave and millimeterwave circuit design requires an understanding of complex electromagnetic and mathematical theory. Success in this field requires a combination of advanced scientific study and practical experience in implementing design techniques. Performance characteristics such as linearity and efficiency that are critical to electronic communications are more difficult to achieve at RF, microwave and millimeterwave frequencies. Unlike digital circuits, the performance of analog and mixed-signal circuits operating at these frequencies is affected by temperature, power supply and other external factors, as well as by the interaction of adjacent circuit elements. The design of an analog or mixed-signal circuit requires a sophisticated understanding of the complex interaction of all of these variables and the ability to predict, or model, the behavior of the IC under a variety of conditions.

        Semiconductor device modeling.    Creating an accurate device-level model of a semiconductor is fundamental to successful circuit design, particularly when the circuit is to be used at higher frequencies. The ability to predict the performance of a device manufactured using a particular process is necessary to enable a designer to modify the circuit design in order to meet the customer's requirements. Accurate device modeling requires the ability to measure and predict the behavior and interaction of the active and passive elements on a semiconductor under a range of conditions, including temperature, input power levels, frequency and voltage. Device modeling requires specialized skills and equipment, and engineers often develop proprietary methods to measure and validate the accuracy of their models. Because modeling is an iterative process, the accuracy, and thus the value, of device models increases with experience in using them over time.

        Integration.    Advances in semiconductor technology in recent years have enabled higher degrees of integration in the design and manufacture of semiconductor devices. For example, analog and digital signal processing can now be combined on a single monolithic microwave integrated circuit, or MMIC. It has also become possible to combine multiple MMICs into a multi-chip module, which integrates multiple functions required by an advanced electronic system into a single compact package. Because multi-chip modules can combine MMICs manufactured under different semiconductor process technologies, they can take advantage of the process technology that is best suited for each function. Higher degrees of integration can also be attained through the assembly of a number of multi-chip modules into subsystems that provide greater functionality and can be more easily incorporated into an OEM's product.

        The benefits of higher integration to an OEM can include superior performance, higher reliability, smaller form factor, lower parts count and simplified assembly processes. However, in order to deliver the benefits of higher integration to an OEM effectively, a semiconductor supplier must possess a broad range of engineering capabilities, including expertise in device modeling and the ability to optimize IC design and component interfaces based on system-level knowledge. The necessary capabilities also include the ability to manage the thermal, mechanical and package engineering issues that affect the performance of a highly integrated system, as well as the capability to perform more complex assembly and test operations.

        As a result of all these factors, the knowledge and skills required to design integrated analog and mixed-signal devices operating at higher frequencies are highly specialized and can take many years to develop. We believe that a significant market opportunity exists for a supplier of high performance ICs, modules and subsystems optimized for RF, microwave and millimeterwave applications that can meet OEMs' diverse requirements.

Our Competitive Strengths

        Our key competitive strengths as we address this market opportunity include the following:

        Advanced RF, microwave and millimeterwave engineering capabilities.    As a result of our 20 years of experience and innovation, we have developed broad expertise in a number of disciplines that are critical to the design and manufacture of ICs, modules and subsystems for technically demanding RF, microwave and millimeterwave applications. These include:

  •
  analog, digital and mixed-signal IC design;

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  semiconductor device modeling;

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  RF, microwave and millimeterwave subsystem and system design;

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  mechanical, thermal and packaging engineering;

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  digital hardware and related software engineering;

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  automated test software engineering; and

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  manufacturing, process and quality engineering.

        Our deep knowledge of analog and mixed-signal semiconductor technology, from the device level to the design and assembly of complete subsystems optimized for RF, microwave and millimeterwave applications, enables us to deliver high performance, high value products to our customers.

        Ability to optimize circuit design and semiconductor process and packaging technologies to meet customers' application requirements.    Based on a customer's requirements, we select the foundry and semiconductor process that we believe will provide the best combination of performance attributes and form factor for use in that application. We also have expertise in a range of industry standard and proprietary packaging technologies. Our fabless business model and broad engineering expertise enable us to optimize our product designs using the semiconductor process and packaging technology that best address our customers' needs.

        Broad product portfolio.    We offer a broad range of standard and custom ICs, modules and subsystems that perform a variety of functions across the RF, microwave and millimeterwave frequency bands. Our product portfolio currently includes more than 340 standard products spanning nine functional families including:

  •
  amplifiers

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  attenuators

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  frequency dividers and detectors

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  frequency multipliers

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  mixers and converters

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  modulators

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  oscillators

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  sensors

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  switches

        We also supply custom semiconductor components, often by leveraging our library of standard designs to develop specialized versions of our standard products, or entirely new products, to meet specific requirements of our customers. We introduced 66 new standard products in 2004, 54 new standard products in 2003 and 50 new standard products in 2002, and added custom products in comparable numbers during those years. We offer our products in a wide variety of packaging formats, facilitating their use in a broad range of applications. We have the ability to rapidly design, prototype and commence volume production of our products, assisting our customers to meet their time-to-market requirements.

        Diverse customer base, end markets and applications.    The diversity of our customers, end markets and applications provides us with multiple growth opportunities. In 2004, we sold our products to more than 2,300 customers in a variety of applications and end markets worldwide. Our principal end markets, and sample applications within those markets, include:

        Many of our standard products are purchased by a variety of customers in different markets for use in numerous types of applications. We believe that the diversity of our customers, end markets and applications helps to mitigate the impact on our business of fluctuations in demand from any particular customer or industry.

        Multi-channel sales and support capabilities.    Due to the technical nature of our products and markets, we utilize a multi-channel sales and support model that is intended to facilitate our customers' evaluation and selection of our products. Our sales and support channels include our direct sales force, our application engineering staff, our worldwide network of independent sales representatives, a distributor and our website.

        We have established flexible sales and support capabilities. For example:

  •
  We offer our customers and prospective customers comprehensive technical sales support and application engineering services, provided by dedicated staff in local offices located in key geographies, to accelerate their understanding of our products' capabilities and how best to use them in their own system designs. Our technical sales staff frequently visits customers at their engineering and manufacturing facilities to exchange design, product and production information.

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  We include in the latest edition of our product catalog 2,300 pages of detailed technical specifications, performance data, suggested design block diagrams and recommended applications for our more than 340 standard products.

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  We offer comprehensive on-line technical resources and tools to assist system designers and engineers in specifying and using our products.

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  We offer qualified customers free samples of our products for evaluation purposes. To accelerate evaluation and design of our products, we offer versions mounted on printed circuit boards or in modular housings to facilitate their use in experimental prototypes.

        We believe that our multi-channel approach to sales and technical support encourages the selection of our products, results in high customer satisfaction and repeat sales.

        A strong business model that has produced consistent growth and high returns on invested capital. We believe that our financial stability and strong balance sheet are attributes that are valued by customers that seek long-term sources of critical components for major systems or programs. We believe that the breadth and diversity of our products and end markets provides multiple sources of stable growth, while our fabless business model provides the flexibility to respond to market opportunities, simplifies our operations and reduces our capital requirements. By leveraging intellectual capital such as our semiconductor modeling expertise and library of proprietary circuit designs, rather than investing in capital-intensive wafer production facilities, we have been able to grow our revenue and generate strong returns on invested capital, while remaining responsive to the rapidly evolving requirements of our customers. To date, the expansion of our business has been funded primarily through our operating cash flow. Our annual annual revenue has grown sequentially in each of the last 13 years and increased from $28.5 million in 2000 to $61.7 million in 2004. We have been profitable every year since 1986.

Our Strategy

        Our objective is to be a worldwide leader in the design, development and supply of high performance ICs, modules and subsystems for technically demanding RF, microwave and millimeterwave applications. Key elements of our strategy include:

  •
  Continue to extend our technology leadership. We believe that Hittite is recognized worldwide for its innovation and excellence in RF, microwave and millimeterwave circuit design and engineering. We intend to maintain and extend this technology leadership by continuing to enhance our proprietary semiconductor device modeling methodologies, investigate innovative analog, digital and mixed-signal circuit design techniques, and expand our system-level engineering expertise. We currently utilize more than 13 different semiconductor processes to manufacture our products, primarily using GaAs substrates. In 2003, we introduced our first products using silicon germanium, or SiGe. We are currently investigating the use of other GaAs and silicon-based processes, and will continue to work closely with leading semiconductor foundries to gain access to the newest semiconductor process technologies as they emerge. Our ability to model and design semiconductor packages operating at high frequencies represents a significant competitive advantage, and we intend to continue to invest in our packaging technology expertise. We believe that extending our core design and engineering competencies while taking advantage of the most advanced semiconductor processes and packaging technologies as they emerge will enable us to offer our customers the optimal mix of performance, price and form factor for their applications.

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  Broaden our product offerings with innovative features, improved performance and higher degrees of integration. We believe that the breadth of our product line with respect to functionality, performance and frequency coverage, and our ability to introduce new products rapidly, afford us significant competitive advantage. In general, our product strategy is to introduce high performance products that are valued by customers for their ability to address technically challenging applications, rather than to offer commodity ICs for use in high volume applications where cost, rather than performance, is the highest priority. We will continue to introduce innovative, proprietary designs that provide a combination of performance attributes, packaging and form factor that we believe are not generally available elsewhere, and for which we believe numerous application opportunities are likely to exist in multiple end markets. We believe that by offering a broad product line that provides superior performance and higher degrees of integration, we can better assist our customers in differentiating their products.

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  Increase sales to existing customers and pursue new customers and markets. Our major customers include leading suppliers of advanced electronic systems in a number of end markets. We believe that there are numerous opportunities to expand our penetration of existing markets and major customers. We will seek a larger share of the semiconductor content of customer systems in which our products have already been specified. At the same time, we will explore opportunities to have our products designed into additional systems being developed by those customers. We will also pursue new end markets in which the functionality, superior performance and reliability of our products can provide customers with strategic or competitive advantage. To attain these objectives, we intend to enhance our sales and support capabilities in key regions domestically and overseas. We also plan to open new offices in select regions where we believe that opportunities exist for significant growth. To supplement our direct sales force, we will continue to expand our network of independent sales representatives, both domestically and overseas.

  •
  Capitalize upon our fabless business model. We believe that our fabless business model and our expertise in a wide range of semiconductor process technologies enable us to develop products using the technology most appropriate for our customers' applications. We believe that continuing to invest in our core design and engineering competencies, including advanced RF, microwave and millimeterwave circuit design, device modeling, system-level engineering and packaging engineering, while outsourcing the capital-intensive task of semiconductor fabrication, will best enable us to meet the needs of our customers.

Products

        We design, develop and sell high performance analog and mixed-signal ICs, modules and subsystems used in technically challenging RF, microwave and millimeterwave applications. We offer a broad range of radio frequency integrated circuits, or RFICs, MMICs, multi-chip modules and subsystems that perform a variety of signal processing functions and that operate across the RF, microwave and millimeterwave frequency spectrum. Our products are used in a wide range of wired and wireless communications applications, such as cellular telephone base stations, microwave and millimeterwave radio systems, broadband wireless access systems and direct broadcast satellite systems.

They are also used in detection, measurement and imaging applications including military communication, targeting, guidance and electronic countermeasure systems, commercial, scientific and military spacecraft, automotive collision avoidance systems, medical imaging systems and industrial test equipment.

        We offer standard products and custom products. We develop standard products from our own specifications and offer them for sale through our direct sales organization and network of sales representatives, a distributor and our website. We currently offer more than 340 standard products. We also develop custom products to meet the specialized requirements of individual customers. Our custom products are sold by our direct sales force, which works with customers and prospective customers to have our products selected and designed into our customers' systems and programs.

  Our product lines

        We currently provide semiconductor products spanning nine functional families. Our product lines include most of the functional circuit blocks required to create both receiver and transmitter subsystems for any RF, microwave or millimeterwave application.

        Many of our products are designed to perform across numerous frequency bands, making them useful for diverse applications. We also offer products that optimize particular performance attributes required in specific applications. These products are offered in a variety of packaging formats, including bare die, surface mount packages and connectorized modules. Our current product line offerings are as follows:

        Amplifiers.    Amplifiers boost the gain or power of an RF, microwave or millimeterwave signal. We offer a broad line of amplifiers, including:

  •
  high power amplifier modules that are chassis mounted with standard connectors, offer power outputs in excess of 10 watts and can be easily inserted into RF and microwave communication, test and sensor systems;

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  wideband amplifiers having more than an octave of operating frequency bandwidth (that is, where the highest frequency is twice the lowest frequency), used in military, space and commercial systems where a wide range of frequencies need to be processed by one subsystem;

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  power amplifiers used to increase the power level of the signal in transmitter or high power level applications;

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  linear driver amplifiers used in transmitters or receivers where distortion must be minimized to maintain signal fidelity;

  •
  low noise amplifiers used in the first stage of a receiver, where amplification with minimum distortion of an incoming signal having a low power level is required; and

  •
  broadband gain blocks used throughout the receiver and transmitter sections of already fixed systems to boost signal level.

        Attenuators.    Attenuators are used to reduce the power of a RF, microwave or millimeterwave signal in specific controlled amounts without distorting the signal quality. For example, to avoid overloading a base station's receiving circuitry as a mobile transmitter approaches a base station or tower, an attenuator is used to reduce the incoming signal. Our portfolio of standard attenuators is classified into two types:

  •
  analog attenuators that provide control of the RF, microwave or millimeterwave signal in response to an analog direct current, or DC, voltage input and can deliver continuously varying, very fine to very large levels of attenuation; and

  •
  digital attenuators that provide control of the RF, microwave or millimeterwave signal in response to a digital logic input and deliver preprogrammed levels of attenuation according to the digital input.

        Frequency dividers and detectors.    Frequency dividers, also called prescalers, and phase-frequency detectors are used in frequency generation circuits, or synthesizers, to help process and distribute the carrier frequency of the system. We offer a full range of frequency dividers and phase-frequency detectors. Our standard dividers and detectors include:

  •
  phase-frequency detectors that are used to detect the frequency and phase of an input signal accurately, and can be combined with a divider to detect an incoming frequency and divide it by a predetermined factor;

  •
  wideband frequency divider modules that provide division ratios of 2, 4 and 8 and are characterized by having more than an octave of operating frequency bandwidth, are used in military, space and commercial systems where a wide range of frequencies need to be processed by one subsystem;

  •
  programmable frequency dividers that provide continuous division ratios from 2 to 32 in response to digital logic input; and

  •
  frequency dividers that provide a variety of division ratios, including innovative divide-by-3 and divide-by-5 ratios, by dividing and digitizing a frequency without generating unwanted noise to enable the synthesizer to lock on the desired output signal.

        Frequency multipliers.    Frequency multipliers are used in frequency generation circuits, or synthesizers, to increase by a predetermined factor the frequency of the carrier frequency and help distribute it throughout the system. We offer a full range of active and passive frequency multiplier standard products, including:

  •
  active multipliers that utilize external DC power and integrate gain, power amplification with frequency multiplier circuits (factors of 2, 4, 8 or 16) to deliver output power levels the same as the input level or higher; and

  •
  passive multipliers, or frequency doublers that rely on a higher RF, microwave or millimeterwave input signal power level while utilizing no DC power to deliver a signal that is two times the input frequency.

        Mixers and converters.    Mixers, upconverters and downconverters are used to transform frequencies from a higher frequency input to a lower intermediate frequency, or vice versa, for easier processing of the RF, microwave or millimeterwave signal. The input signal is combined with a fixed carrier signal generated by a local oscillator, or LO, to produce the higher or lower output frequency. Our standard mixer and converter products include:

  •
  mixers in a variety of types including balanced mixers, sub-harmonic mixers, mixers with LO drivers and I/Q mixers, each utilizing our proprietary transformer circuit technology; and

  •
  converters combining multiple functions, including LO drivers, gain blocks and low noise amplifiers, with the mixer circuit on a single IC.

        Modulators.    Modulators combine a digital information signal with an analog carrier signal generated by an LO by varying the phase and amplitude of the carrier signal using one or more standard modulation protocols. We offer several types of standard modulator products that utilize a variety of modulation schemes, including our advanced low noise SiGe wideband modulators. Our modulator products include:

  •
  direct quadrature modulators utilizing analog and digital circuit techniques to support current and future high data rate modulation protocols;

  •
  vector modulators used for error correction signal processing in high power wireless system amplifiers by enabling the variation of an incoming signal's phase and amplitude via a digital/analog dual control input; and

  •
  bi-phase modulators based upon our double-balanced MMIC mixer circuits and using a simple modulation format that supports low data rates.

        Oscillators.    An oscillator produces an RF, microwave or millimeterwave frequency. The output frequency of our voltage controlled oscillators, or VCOs, can be varied by an analog DC input control voltage. Our standard product VCOs cover the frequency spectrum of 2.0 to 15.0 GHz, while our custom VCOs cover dozens of frequency bands between 2.0 to 80.0 GHz. Our self-contained VCOs integrate all necessary circuitry on a single chip, so that no external components are required.

        Sensors.    Our sensors use RF, microwave and millimeterwave energy to detect, measure or form an image of an object. These sensor ICs integrate multiple circuit functions and are effectively subsystems on a chip. For example, our single chip sensors are used for range detection in multiple military and commercial applications.

        Switches.    Switches are used to route RF, microwave or millimeterwave signals from one or more input paths to one or more output paths. Control of the selected input and output signal path is achieved via digital logic input. Our switches are designed to reduce signal loss, minimize noise and interference, and operate at high frequencies and power levels. Our standard switch products provide the following functionality:

  •
  single pole single throw switches;

  •
  single pole double throw high isolation switches;

  •
  single pole double throw transmit/receive switches providing high power handling of signals up to 10 watts of power with low distortion;

  •
  single pole multi-throw switches offering throw configurations of 3, 4, 6 and 8 while providing digital control, high isolation and low signal distortion and loss; and

  •
  bypass, transfer and matrix switches that handle multiple inputs and outputs while providing digital control, high isolation and low signal distortion and loss.

  Modules and subsystems

        We build upon our standard and custom products, our knowledge of RF, microwave and millimeterwave system design and our electrical, thermal and mechanical engineering expertise to offer our customers highly integrated modules and subsystems that are mounted on either ceramic substrates or printed circuit boards in self-contained metal housings, and equipped with industry standard connectors to facilitate their rapid installation. Our modules and subsystems include:

  •
  miniature wideband low noise/driver/power amplifiers and frequency dividers housed in connectorized, hermetically sealed modules used in test and measurement equipment;

  •
  RF, microwave and millimeterwave receivers and synthesizers used in military communication, targeting, guidance and countermeasure systems;

  •
  telecom and test equipment modules, such as our jitter generator used in fiber optic test systems; and

  •
  self-contained, 15-watt power amplifier, for use in test equipment and laboratory applications.

Technology

        We consider the following technologies to be important in the design and manufacture of our products.

  Semiconductor process technologies

        We have expertise in designing RF, microwave and millimeterwave RFICs and MMICs using a variety of semiconductor manufacturing processes. Different processes produce devices that have characteristic performance attributes that are particularly suitable for specific applications. In choosing the foundry, semiconductor material and process technology to be used to manufacture a new product, we seek to optimize the match between the process technology and the desired performance parameters of the product.

        Our products are manufactured by a number of foundries using a variety of different semiconductor processes, primarily using GaAs substrates. In 2003 we introduced our first products using silicon, and now offer products using SiGe. We are also investigating additional GaAs and silicon-based processes that we believe may offer advantages in the manufacture of semiconductors for use in RF, microwave and millimeterwave applications. The following discussion summarizes the principal semiconductor process technologies we use in designing and manufacturing our products.

        GaAs.    GaAs is a semiconductor material that has an electron mobility several times higher than silicon. As a result, it is possible to design GaAs circuits that operate at significantly higher frequencies than silicon circuits. GaAs circuits can be designed to consume less power, amplify with more linearity, and operate more efficiently than silicon circuits with similar process resolution. We use a broad range of GaAs production processes, including the following:

  •
  Metal semiconductor field effect transistor, or MESFET, is a mature production process requiring fewer processing steps than do newer processes, such as those using indium gallium phosphide, or InGaP. Minimum geometry features are 0.5 µm. This process offers well rounded performance for all of the markets and customers we supply.

  •
  Pseudo-morphic high electron mobility (field effect) transistor, or pHEMT, is a production process based on hetero-structure material characterized by low voltage, high frequency and gain performance which is superior to the MESFET process. Minimum geometry features for the different processes we use are 0.5 µm, 0.25 µm and 0.15 µm. The 0.5 µm process is used for control products and low noise or high linearity RF applications while the 0.25 µm and 0.15 µm processes are used for low-noise and high linearity applications at the higher microwave and millimeterwave frequencies.

  •
  InGaP Hetero-Junction Bipolar Transistor, or HBT, process technology. Compared with field-effect transistors, bipolar devices offer better uniformity, higher yield, and better efficiency, as well as single-supply operation, but generally provide inferior noise performance. Lower cutoff frequency, or Ft, HBT processes are used in wireless infrastructure applications such as driver and power amplifiers. The higher Ft processes are used primarily for high-performance digital, mixed-signal, and signal generation or frequency synthesis applications.

        Indium Phosphide, or InP, HBT technology.    InP is a semiconductor material that has an electron mobility even higher than GaAs. Its high Ft can provide state-of-the art performance for extremely high frequency digital and mixed-signal applications.

        SiGe HBT processing technologies.    SiGe achieves high operating speeds while using low-cost silicon substrates and established silicon processing.

  •
  SiGe HBT technology is used to achieve high frequency performance and economies of scale. SiGe HBT is a good choice for processing higher volume and complex high performance components which require a relatively large number of transistors, such as our direct modulators.

  •
  SiGe complementary metal oxide semiconductor, or CMOS, technology allows CMOS field-effect transistors to be included with the higher speed SiGe HBT device on the same silicon IC. This enables design of higher performance circuits and integration of more complex functionality, together with low power consumption and small chip size.

  Packaging technologies

        Interaction between an RF, microwave or millimeterwave semiconductor circuit and its package can significantly affect product performance, particularly at high frequencies. Characteristics such as the ability of the package to dissipate heat produced by the semiconductor, or to withstand vibration, shock, high temperature and humidity and other environmental conditions, are also critical in certain applications.

        We carefully match the circuit design, semiconductor process and packaging technologies and, where necessary, develop new packaging technologies to ensure the product will perform as desired under the specified conditions. In this process, we use proprietary techniques to model the interaction between semiconductor and package, and our engineers make appropriate adjustments in the design of both the semiconductor and its package to take account of that interaction. We consider our expertise in package, design and modeling to be one of our core competencies and a key factor distinguishing us from our competitors.

        We offer our products in a wide variety of packaging formats, ranging from bare die to surface mount plastic and ceramic packages and highly integrated, chassis-mounted connectorized subsystems. We currently offer 22 plastic, ceramic and metal packaging formats, including many industry standard formats, as well as proprietary packaging technologies. Our new microwave surface mount packages are offered in either a hermetically sealed format for military, space and high reliability commercial applications or a non-hermetically sealed format for commercial communications and sensor applications. Our highly integrated modules and subsystems are constructed utilizing a variety of formats including ceramic substrates or printed circuit boards mounted in self-contained metal housings, and equipped with industry standard connectors.

        When an application requires a standard packaging format, such as a product to be manufactured in large volumes using an industry standard plastic surface mount technology package, we outsource the packaging step in the manufacturing process to a third-party supplier. We typically perform the packaging of high value ceramic and metal package components in our own facility utilizing our automated wafer inspection, die attach and wire bond assembly equipment.

Research and Development

        We focus our research and development efforts on designing and introducing new and improved standard and custom products and on developing new semiconductor device modeling and advanced RF, microwave or millimeterwave circuit design. In 2004, we introduced 66 new standard products, and a comparable number of custom products. We continuously develop standard products using our own specifications, guided by input from our customers and end markets that combine technological innovation and general application. Our core team of experienced engineers also works closely with many of our customers to develop and introduce custom products that address the specific requirements of those customers.

        We have made significant investments in our core engineering capabilities, including semiconductor device modeling and advanced RF, microwave and millimeterwave circuit design. In the area of device modeling, we are expanding our library of device models that measure and predict the performance of a transistor within a given circuit design and packaging technology. This allows us to select the process technology that provides the best combination of performance attributes for use in a given application. Our circuit design efforts are focused on developing products that provide superior performance and reliability. In addition, we are in the process of opening our design center in Istanbul, Turkey, which we expect to begin operations in the second half of 2005.

        We also perform customer-sponsored research and development activities. These activities range from pure research, in which we investigate new semiconductor technologies at the request of a government agency or commercial customer, to custom development projects in which we are paid to enhance or modify an existing product or develop a new product to meet a customer's specifications. We believe that these activities help support the continued development of our core technologies and enhance our relationships with key customers.

        Our policy is to retain our proprietary rights with respect to technology developed in the course of our customer-sponsored research and development activities. In connection with some of these projects, we have entered into development contracts with agencies of the United States government. Under applicable federal laws, if technology development has been funded by a United States federal agency, the federal agency has the right to obtain a non-exclusive, non-transferable, irrevocable, fully-paid license to practice or have practiced this technology for governmental use.

        We incurred research and development expense of approximately $5.5 million in 2002, $6.6 million in 2003, $7.7 million in 2004 and $2.3 million in the first three months of 2005. These amounts do not include expenditures attributable to our customer-funded development activities of $0.3 million in 2002, $0.3 million in 2003, $1.3 million in 2004 and $0.5 million in the first three months of 2005, which are reflected in our financial statements as cost of revenue.

Sales, Marketing and Support

        We sell our products worldwide through multiple channels, including our direct sales force and applications engineering staff, our network of domestic and international independent sales representatives, and our website. In addition, our products are available for sale in North America through our distributor, Future Electronics. Each of these sales channels is supported by our customer service and marketing organizations. We have sales and customer support offices in the United States, Germany, Korea, the United Kingdom and, most recently, China. We intend to expand our sales and support capabilities and our network of independent sales representatives in key regions domestically and internationally.

        Our direct sales force and applications engineers provide our customers with technical assistance with the selection and use of our products. We believe that maintaining a close relationship with our customers and providing them with technical support improves their level of satisfaction and enables us to anticipate and influence their future product needs. We provide ongoing technical training to our distributor and sales representatives to keep them informed of our existing and new products. Our website also provides our customers with on-line tools and technical resources to help them select and use our products.

        We maintain an internal marketing organization that is responsible for the production and dissemination of sales and advertising materials, such as product announcements, press releases, brochures, magazine articles, advertisements and cover features in trade journals and other publications, and our product catalog. We also participate in public relations and promotional events, including industry tradeshows and technical conferences. Our marketing organization is also responsible for the content and maintenance of our website.

Manufacturing

        We design and develop our proprietary products and utilize third-party foundries to manufacture the semiconductors used in our products. In some cases, we use third-party suppliers to assemble our products. Outsourcing many of our manufacturing and assembly activities rather than investing heavily in capital-intensive production facilities provides us with the flexibility to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements.

        We currently utilize a wide range of semiconductor processes to develop and manufacture our products, although each of our foundries tends to use a particular process technology in the production of its semiconductor wafers. Based on the requirements of a particular product, we choose the foundry and semiconductor process that we believe will provide the best combination of performance attributes for use in that product. For most of our products, we use a single foundry for the production of the semiconductor wafer. Our principal foundries are Atmel Semiconductor in Germany, Global Communications Semiconductors in California, IBM in Vermont, M/A-COM in Virginia, TriQuint Semiconductor in Oregon, United Monolithic Semiconductors, or UMS, in France, and WIN Semiconductors in Taiwan. We are actively engaged with other foundries to develop device models and intellectual property which can be included in future production or research and development programs. Because the quality and reliability of our products is critical, we carefully qualify each of our foundries and processes before applying the technology to a production program.

        For most of our products, the production process begins with a GaAs or silicon semiconductor substrate, or wafer. The foundry that we select to manufacture a particular product utilizes a set of masks that are generated from our proprietary circuit layout designs. A unique mask is established for each layer of the IC, based on our layout design. A pattern is printed on each mask layer and transposed onto the semiconductor substrate using microscopic imaging technology. This pattern will determine the specific function that the circuit element performs. Each wafer is then mounted on a ring frame and then the wafer is scribed or sawn to separate the circuits on the wafer into individual die, which are rectangular pieces of semiconductor material upon which electronic pattern or circuitry has been created. At this stage in the manufacturing process, the wafers or die are shipped by the foundry to our headquarters in Chelmsford, Massachusetts.

        Upon receipt we perform an incoming inspection of the material. Depending on the application, the die may be intended to be sold as bare die, or assembled into a injection molded plastic package, or a ceramic or metal package or housing using a wide variety of packaging technologies. The packaging process is conducted either at our headquarters or, in the case of products in standard plastic packages, through third-party suppliers located principally in Asia. Following the assembly process, we perform a final test for validation, inspection and quality assurance purposes on all finished products before they are shipped to our customers.

        Our new design, manufacturing and headquarters facility contains class 100K clean rooms certified for commercial, military and space level product manufacturing. Our networked material requirements planning documentation and test data acquisition systems enable us to track materials throughout our suppliers and our own facility, as well as schedule production activities and shipments based on customer demand. We utilize automated and manual test stations for each of our many different package types, driven by proprietary test equipment configurations and software. Our manual and automatic hybrid assembly equipment includes die shear and bond pull inspection equipment, die inspect/pick, die/substrate attach and wire bond functions. We are capable of testing our products from DC up to 110 GHz, utilizing our automated and semi-automated RF, microwave and millimeterwave equipment.

        We have the capability to conduct environmental screening on production material, including tests such as temperature cycling and temperature shock, constant acceleration, mechanical vibration and shock, liquid and ambient burn-in, fine and gross hermeticity leak test, and particle impact noise detection. Our reliability test equipment includes high temperature life-test equipment, highly accelerated stress test and infrared reflow testing, and acoustic sonic scanning.

Quality Assurance

        We are committed to maintaining the highest level of quality in our products. Our objective is that our products meet all of our customer requirements, are delivered on-time, and function reliably throughout their useful lives. As part of our total quality assurance program, our quality management system has been certified to ISO 9001 since 1997 and is ISO 9001:2000 certified. The ISO 9001:2000 standards provide models for quality assurance in design and development, production, installation and servicing. This level of quality certification is required by many of our customers. All of our independent foundries and packaging and test subcontractors have been awarded ISO 9000 certification. Many of our customers involved in the manufacture of systems used in military and aerospace applications have particularly stringent reliability requirements that mandate specialized manufacturing, quality assurance and testing processes. To meet these specialized needs, we are MIL-PRF-38534/38535 standard compliant.

Competition

        The markets for our products are highly competitive and are characterized by rapid technological change and continuously evolving customer requirements. We believe that the principal competitive factors in our markets include:

  •
  the breadth and diversity of product offerings;

  •
  the ability to design standard and custom products that meet customers' performance, reliability and price requirements;

  •
  the ability to provide a reliable supply of products in sufficient quantities and in a timely manner;

  •
  the quality of customer service and technical support; and

  •
  financial and operational stability and reputation.

        We believe that we compete favorably with respect to these factors. However, many of our competitors have significantly greater financial, technical, manufacturing and marketing resources than we do and might be perceived by prospective customers to offer financial and operational stability superior to ours.

        We compete primarily with other suppliers of high performance analog and mixed-signal semiconductor components used in RF, microwave and millimeterwave applications. Because of the breadth and diversity of our product lines and end markets, our competition is fragmented, and there is no principal competitor that we encounter in most or all of our markets. Our competitors include large, diversified semiconductor manufacturers with broad product lines, such as Agilent, Analog Devices and M/A-COM, with whom we compete in a number of our end markets. We also compete in specific markets or product categories with a large number of semiconductor manufacturers such as Eudyna, Linear Technology, Narda Microwave, NEC, Peregrine Semiconductor, Skyworks and WJ Communications. We also encounter competition from manufacturers of advanced electronic systems that also manufacture semiconductor components internally. Some of our competitors, such as NEC, are also our customers. Additionally, in certain product categories we compete with semiconductor manufacturers from which we also obtain foundry services, including M/A-COM and UMS and, to a lesser extent, TriQuint Semiconductor. We expect competition in our markets to intensify, as new competitors enter the RF, microwave and millimeterwave component market, existing competitors merge or form alliances, and new technologies emerge.

Intellectual Property

        We seek to protect our proprietary technology under United States and foreign laws affording protection for trade secrets, and to seek United States and foreign patent, copyright and trademark protection of our products and developments where appropriate. We rely primarily on trade secrets, technical know-how and other unpatented proprietary information relating to our product development and manufacturing activities. We seek to protect our trade secrets and proprietary information, in part, by requiring our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our consultants, semiconductor foundries and other suppliers to protect our confidential information delivered to them.

        We believe that while the protection afforded by trade secret, patent, copyright and trademark laws may provide some advantages, our ability to maintain our competitive position is largely determined by such factors as the technical and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance. There can be no assurance that our confidentiality agreements with employees, consultants and other parties will not be breached, that we will have adequate remedies for any breach or that our trade secrets and other proprietary information will not otherwise become known. There also can be no assurance that others will not independently develop technologies that are similar or superior to our technology or reverse engineer our products. Additionally, the laws of countries in which we operate may afford little or no protection to our intellectual property rights.

Government Regulation

  Export regulations

        We market and sell our products both inside and outside the United States. Certain of our products are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Additionally, some of our products are subject to the International Traffic in Arms Regulations which restrict the export of information and material that may be used for military or intelligence applications by a foreign person. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts. We maintain an export compliance program staffed by dedicated personnel under which we screen export transactions against current lists of restricted exports, destinations and end users with the objective of carefully managing export-related decisions and transactions and shipping logistics and ensuring compliance with the Export Administration Regulations and any applicable export license conditions.

  Government contracting regulations

        Some of our revenue is derived from contracts with agencies of the United States government and from subcontracts with its prime contractors. As a United States government contractor, we are subject to federal contracting regulations, including the Federal Acquisition Regulations which govern the allowability of costs incurred by us in the performance of United States government contracts. Under these regulations, the United States government is entitled after final payment on certain negotiated contracts or contract modifications to examine all of our cost records with respect to such contracts and to seek a downward adjustment to the price of a contract or modification if it determines that the contractor failed to disclose complete, accurate and current data in connection with the negotiation of the contract. Historically, we have not experienced any such downward adjustment.

        Our United States government subcontracts provide that they may be terminated at the convenience of the United States government. Upon such termination, the contractor is normally entitled to receive the purchase price for delivered items, reimbursement for allowable costs incurred and allocable to the contract, and an allowance for profit on the allowable costs incurred or adjustment for loss if completion of performance would have resulted in a loss.

        In connection with our United States government business, we are also subject to government review and approval of our policies, procedures, and internal controls for compliance with procurement regulations and applicable laws. In certain circumstances in which a contractor has not complied with the terms of a contract or with regulations or statutes, the contractor might be debarred or suspended from obtaining future contracts for a specified period of time, or be subject to downward contract price adjustments, refund obligations or civil and criminal penalties. Any such suspension, debarment or other sanction could have an adverse effect on our business.

        Under some of our government subcontracts we are required to maintain secure facilities and to obtain security clearances for personnel involved in performance of the contract, in compliance with applicable federal standards. If we were unable to comply with these requirements, or if personnel critical to our performance of these contracts were to lose their security clearances, we might be unable to perform these contracts or compete for other projects of this nature.

  Environmental regulations

        Federal, state and local regulations impose various environmental controls on the storage, use, discharge and disposal of certain materials used in our semiconductor manufacturing operations. For example, in our manufacturing operations we use small quantities of solvents, cleaners and other chemicals that are classified as hazardous substances. We believe that our facilities and operations comply in all material respects with current environmental regulations that are applicable to us. However, increasing public attention has been focused on the environmental impact of electronics manufacturing operations. While we have not to date experienced any materially adverse business effects from environmental regulations, there can be no assurance that changes in such regulations will not require us to acquire costly remediation equipment or to incur substantial expenses to comply with such regulations. Any failure by us to control the storage, use or disposal of, or adequately restrict the discharge of hazardous substances could subject us to significant liabilities.

  RoHS Directive

        In response to environmental concerns, some customers and government agencies have begun to impose requirements for the elimination of hazardous substances, such as lead (which is widely used in soldering connections in the process of semiconductor packaging and assembly), from electronic equipment. For example, in 2003, the European Union, or EU, adopted its Restrictions on Use of Hazardous Substances Directive, or RoHS Directive. Effective July 1, 2006, the RoHS Directive will prohibit, with specified exceptions, the sale in the EU market of new electrical and electronic equipment containing more than agreed levels of lead or other hazardous materials. We have an active program in place to meet these customer and governmental requirements, including the RoHS Directive, where applicable to us, by making available versions of our products that do not include lead or other hazardous substances.

Employees

        As of March 31, 2005, we had 195 full time employees, including 82 in research and development, 67 in manufacturing operations, 34 in sales, applications and marketing, and 12 in general and administrative functions. We have never experienced a work stoppage, and none of our employees is subject to a collective bargaining agreement. We believe that our current relations with our employees are good.

Facilities

        Our headquarters are located in Chelmsford, Massachusetts in a 71,500 square foot building that we own. We occupy leased premises, of approximately 1,000 square feet or less in each case, for our sales offices in China, Germany, Korea and the United Kingdom, and our design center in Turkey. We believe that our existing facilities meet our current needs and that we will be able to obtain additional commercial space as needed.

Litigation

        We are currently not a party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

        In September 2001, the United States Department of Commerce commenced an investigation to determine whether certain shipments of our products complied with applicable Export Administration Regulations. We subsequently were informed by the Department of Commerce that it believes that certain shipments we made during 2000 and 2001 lacked appropriate documentation or export licenses. The Department of Commerce has not at this time imposed any administrative penalties or sanctions or commenced any civil or criminal proceeding against us. We have established a reserve for any contingent liability associated with this investigation. There can be no assurance, however, that the Department of Commerce will not seek upon the completion of its investigation to impose penalties that exceed the amount we have reserved, or that it will not seek additional civil sanctions, such as denial of export privileges or debarment, or criminal penalties, any of which could have an adverse effect on our financial position and results of operations.

        Since 2001, we have implemented significant improvements to our export control compliance program and shipping logistics processes, and we believe that we currently comply in all material respects with applicable export control regulations.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to our executive officers and members of our board of directors as of July 15, 2005:

Name	Age	Position(s)
Yalcin Ayasli, Sc.D.	59	Founder and Chairman of the Board
Stephen G. Daly	39	Chief Executive Officer, President and Director
William W. Boecke	53	Chief Financial Officer and Treasurer
Michael J. Koechlin	46	Executive Vice President of Engineering and Operations
Norman G. Hildreth, Jr.	42	Vice President of Sales and Marketing
Bruce R. Evans (1)	46	Director
Rick D. Hess (2)(3)	52	Director
Cosmo S. Trapani (1)	66	Director
Franklin Weigold (1)(2)(3)	66	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating committee.

        Yalcin Ayasli, Sc.D. founded Hittite Microwave Corporation in 1985 and has served as our Chairman since inception. Until December 2004, Dr. Ayasli also served as our Chief Executive Officer. Dr. Ayasli has been involved in theoretical and experimental studies of microwave monolithic integrated circuits techniques involving GaAs field-effect transistors and related devices since 1979. Dr. Ayasli is the author of a number of technical papers and holds several patents related to FETs and their monolithic applications. He was the General Chairman of the 1987 IEEE Microwave and Millimeter-Wave Monolithic Circuits Symposium. He is also a co-recipient of 1986 IEEE Microwave Prize for his work on wide-band monolithic traveling-wave amplifiers. He was elected a Fellow of IEEE in 1994. Dr. Ayasli received a B.S. in Electrical Engineering from Middle East Technical University, Ankara, Turkey. He received an M.S. in Electrical Engineering and an Sc.D. from the Massachusetts Institute of Technology.

        Stephen G. Daly has served as our President since January 2004 and as our Chief Executive Officer since December 2004. Since joining Hittite in 1996, Mr. Daly has held various positions, including Applications Engineer, Principal Sales Engineer, Director of Sales and Director of Marketing. From 1992 to 1996, Mr. Daly held sales management positions at Alpha Industries and M/A-COM, which are RF and microwave semiconductor companies. From 1988 to 1992, Mr. Daly held various microwave design engineering positions at Raytheon's Missile Systems Division and Special Microwave Device Operations Division. Mr. Daly received a B.S. in Electrical Engineering from Northeastern University.

        William W. Boecke has served as our Chief Financial Officer and Treasurer since March 2001. From 1997 to 2001, Mr. Boecke served as Vice President, Corporate Controller of PRI Automation, Inc., a supplier of semiconductor manufacturing automation systems. From 1991 to 1997, Mr. Boecke served as Director of Finance of LTX Corporation, a developer of automated semiconductor test equipment. Mr. Boecke received a B.S. from St. John's University and an M.B.A. from Boston College, and is a Certified Public Accountant.

        Michael J. Koechlin has served as our Executive Vice President of Engineering and Operations since January 2004. From December 1999 to December 2003, Mr. Koechlin served as our Signal

Generation and Synthesizer Business Development Manager. From 1997 until joining Hittite in 1999, Mr. Koechlin served as Engineering Manager of the Missile Seeker Subsystem Group at Lockheed Martin Corporation, an advanced technology company. Mr. Koechlin received a B.S. in Electrical Engineering from Monmouth College and an M.S. in Electrical Engineering from Northeastern University.

        Norman G. Hildreth, Jr. has served as our Vice President, Sales and Marketing since January 2004. From February 2002 to January 2004, he served as our Director of Product Development. He was employed by Sirenza Microdevices, a designer and supplier of RF components, from August 2000 to February 2002 as Vice President, Wireless Products and Director of Fixed Wireless Products. From February 1992 to August 2000, Mr. Hildreth held various positions at Hittite including Director of Marketing, Director of Sales, Engineering Sales Manager and Senior Engineer. Mr. Hildreth received a B.S. in Electrical Engineering from the University of Massachusetts at Dartmouth.

        Bruce R. Evans has served as a member of our board of directors since 2001. Mr. Evans serves as a Managing Partner at Summit Partners, a private equity and venture capital firm, which he joined in 1986. Previously, he worked for IBM Corporation. Mr. Evans serves on the board of directors of optionsXpress Holdings, Inc., an online options and stock brokerage firm, and several privately-held companies. In addition, he is a member of Vanderbilt University's Investment Committee. Mr. Evans received a B.E. in mechanical engineering and economics from Vanderbilt University and an M.B.A. from Harvard Business School.

        Rick D. Hess has served as a member of our board of directors since 2005. Mr. Hess has served as President and Chief Executive Officer of Integrated Fuel Cell Technologies, Inc., a developer of fuel cell systems, since 2004. From 1999 to 2004, Mr. Hess served as President of M/A-COM. Mr. Hess received a B.S. in Electrical Engineering from Purdue University and an M.S. in Electrical Engineering from Johns Hopkins University.

        Cosmo S. Trapani has served as a member of our board of directors since 2000. From 2000 to 2002, Mr. Trapani served as Vice President and Chief Financial Officer of PRI Automation, Inc. From 1999 to 2000, Mr. Trapani was Senior Vice President and Chief Financial Officer at Circor International, Inc., a manufacturer of fluid control systems. From 1990 to 1998, Mr. Trapani was Executive Vice President and Chief Financial Officer of Unitrode Corporation, a manufacturer of analog and mixed-signal integrated circuits. Prior to Unitrode Mr. Trapani was Vice President Finance for Instron Corporation, a testing products company, and Corporate Controller and General Manager of Computervision CAD/CAM Division, an integrated computer systems company. Mr. Trapani is a member of the board of directors and Chairman of the audit committee of Ibis Technology, a manufacturer of equipment for the semiconductor industry. He is also a member of the board of directors of LNX Corporation, a manufacturer of GaAs MMICs. Mr. Trapani is a Certified Public Accountant and has been a member of various societies including AICPA, Massachusetts Society of CPAs, Board of Directors of Massachusetts Society of CPAs, and Chapter President of IMA. Mr. Trapani received a B.S. from Boston College and was a Commanding Officer in the U.S. Army.

        Franklin Weigold has served as a member of our board of directors since 2003. From 1999 to 2003, Mr. Weigold served as Vice President and General Manager of The Micromachined Products Division of Analog Devices, Inc., and from 1992 to 1999 was Vice President and General Manager of its Transportation and Industrial Products Division. Prior to joining Analog Devices, Mr. Weigold served as President and Chief Operating Officer of Unitrode Corporation. Previously, he was President of Silicon General Inc. Mr. Weigold received a B.S. in Electrical Engineering from Michigan Technological University and an M.B.A. from the University of Pittsburgh.

Board of Directors

        The members of our board of directors will be elected annually at our annual meeting of stockholders. A majority of our directors are independent within the meaning of the Nasdaq Marketplace Rules. Specifically, our board of directors has determined that each of Messrs. Evans, Hess, Trapani and Weigold is an independent director.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a nominating committee, which are the only standing committees of the board of directors.

        Audit committee.    The current members of our audit committee are Mr. Trapani, who serves as Chairman, Mr. Evans and Mr. Weigold, each of whom is an independent director. The board of directors has determined that Mr. Trapani qualifies as an "audit committee financial expert," as defined by applicable rules of the Nasdaq Stock Market and the SEC. The audit committee assists our board of directors in its oversight of:

  •
  the integrity of our financial statements;

  •
  our compliance with legal and regulatory requirements;

  •
  the qualifications and independence of our independent registered public accounting firm; and

  •
  the performance of our independent registered public accounting firm.

        The audit committee has direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, PricewaterhouseCoopers LLP. The audit committee establishes and implements policies and procedures for the pre-approval of all audit services and all permissible non-audit services provided by our independent registered public accounting firm.

        Compensation committee.    The current members of our compensation committee are Mr. Weigold, who serves as Chairman, and Mr. Hess, each of whom is an independent director. The compensation committee:

  •
  recommends to the board of directors the compensation and benefits of our executive officers;

  •
  reviews and makes recommendations to the board of directors regarding benefit plans and programs for employee compensation; and

  •
  administers our equity compensation plans.

        Nominating committee.    The current members of our nominating committee are Mr. Hess, who serves as Chairman, and Mr. Weigold, each of whom is an independent director. The nominating committee:

  •
  identifies individuals qualified to become board members; and

  •
  recommends nominations of persons to be elected to the board.

Compensation Committee Interlocks and Insider Participation

        No member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        Our directors do not receive cash compensation for their services as directors. Our non-employee directors are reimbursed, upon request, for travel and other out-of-pocket expenses incurred in connection with their attendance at meetings of the board and of committees on which they serve. Upon joining our board of directors, each of Messrs. Trapani and Weigold was granted a stock option to purchase 46,850 shares of our common stock (25,000 shares on a pre-split basis), at an exercise price equal to $5.34 per share, and Mr. Hess has been granted a stock option to purchase 25,000 shares of our common stock, effective on the date of effectiveness of the registration statement of which this prospectus is a part, at an exercise price equal to the initial public offering price. These options vest in annual installments of 20% over five years from the date of grant and expire 10 years from the date of grant. Under our 2005 Stock Incentive Plan:

  •
  each non-employee director who is first elected to office after the date of this prospectus will automatically receive a restricted stock award of shares of our common stock having an aggregate fair market value on the date of grant equal to $20,000;

  •
  each non-employee director continuing in office after any annual meeting of our stockholders will automatically receive, immediately following that meeting, a restricted stock award of shares of our common stock having an aggregate fair market value on the date of grant equal to $20,000; and

  •
  each non-employee director continuing in office after any annual meeting of our stockholders who serves as chair of a committee of the board will automatically receive, immediately following that meeting, an additional restricted stock award of shares of our common stock having an aggregate fair market value on the date of grant equal to $5,000.

        Each such restricted stock award granted to a non-employee director will vest over a five-year period, with one-third of the shares vesting on the third anniversary of the date of grant and the balance of the shares vesting on the fifth anniversary of the date of grant. The sale or, with certain exceptions for estate planning purposes, other transfer of the shares subject to each award will be prohibited prior to the fifth anniversary of the date of grant.

Executive Compensation

        The following table summarizes the compensation earned during the fiscal year ended December 31, 2004 by our Chief Executive Officer and our other executive officers, whom we refer to in this prospectus as the "named executive officers."

Summary Compensation Table

	Annual Compensation
	Salary($)	Bonus($)	Other Annual Compensation($)(1)	All Other Compensation($)(2)
Dr. Yalcin Ayasli Chairman of the Board(3)	$250,000	—	$11,756	$13,000
Stephen G. Daly President and Chief Executive Officer(4)	190,000	—	7,704	20,000
William W. Boecke Chief Financial Officer	184,167	—	8,373	13,000
Michael J. Koechlin Executive Vice President of Engineering and Operations	180,000	$10,000	6,736	13,000
Norman G. Hildreth, Jr. Vice President of Sales and Marketing	170,000	—	9,573	—

(1)
In each case amount refers to amounts paid by us in connection with the lease, insurance, operation and maintenance of automobiles owned by us and used by the named executive officer during 2004.

(2)
In each case includes contributions paid by us to our 401(k) Plan for the account of the named executive officer, and in the case of Mr. Daly, includes forgiveness by us of $7,000 of indebtedness of Mr. Daly to us pursuant to a promissory note. No amount remains due under this promissory note.

(3)
Dr. Ayasli also served as our Chief Executive Officer until December 2004.

(4)
Mr. Daly was appointed as our Chief Executive Officer in December 2004.

        The compensation committee of our board of directors has authorized the grant pursuant to our 2005 Stock Incentive Plan of stock options and restricted stock awards covering an aggregate of approximately 1,345,294 shares of our common stock, to be issued prior to the closing of this offering. Each such stock option and restricted stock award will vest over a five-year period, with one-third of the shares vesting on the third anniversary of the date of grant and the balance of the shares vesting on the fifth anniversary of the date of grant. The sale or (with certain exceptions for estate-planning purposes) other disposition of the shares subject to each award will be prohibited prior to the fifth anniversary of the date of grant. The exercise price of the stock options to be granted prior to the closing of this offering will be equal to the initial public offering price. An aggregate of approximately 195 employees of our company are expected to receive these awards, including Mr. Daly, 250,733 shares; Mr. Boecke, 75,640 shares; Mr. Koechlin, 100,621 shares; and Mr. Hildreth, 75,600 shares.

Fiscal Year-End Option Values

        No stock options were granted to any of the named executive officers during 2004, and none of the named executive officers exercised any option during 2004. The following table provides information regarding exercisable and unexercisable options held on December 31, 2004 by each of the named executive officers.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End($) (1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Dr. Yalcin Ayasli	—	—	—	—
Stephen G. Daly	202,392	37,480	$266,000	—
William W. Boecke	112,440	74,960	—	—
Michael J. Koechlin	56,220	93,700	190,000	$95,000
Norman G. Hildreth, Jr.	74,960	112,440	—	—

(1)
The value of unexercised in-the-money options is based on a price of $5.34 per share, the fair market value of our stock on December 31, 2004 as determined by our board of directors, minus the per share exercise price, multiplied by the number of shares underlying the option.

Benefit Plans

  2005 Stock Incentive Plan

        In April 2005, our board of directors adopted our 2005 Stock Incentive Plan, or 2005 plan. The 2005 plan initially authorizes the issuance of awards for up to 4,216,500 shares of our common stock. The 2005 plan also authorizes, on each of the first five anniversaries of the effective date of the 2005 plan, the issuance of an additional 468,500 shares of our common stock or such lesser number of shares, including zero, as may be determined by our board of directors. A maximum of 6,559,000 shares of common stock are issuable under our 2005 plan. As of July 15, 2005, there are no options to purchase common stock outstanding under the 2005 plan. Prior to the closing of this offering, we expect to issue stock options and restricted stock awards under the 2005 plan covering approximately 1,345,294 shares of common stock.

        The 2005 plan is administered by the compensation committee of our board of directors. The committee approves awards under the plan, including exercise price and other terms of each award, subject to the provisions of the 2005 plan.

        The 2005 plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code, and nonstatutory stock options. The 2005 plan also provides for awards of restricted stock, unrestricted stock, performance share awards and stock appreciation rights.

        Our officers, directors, employees, consultants and advisors are eligible to receive awards under the 2005 plan. No participant may receive awards for over 468,500 shares of common stock in any calendar year.

        Incentive stock options may be granted under the 2005 plan to our employees and employees of our affiliates within the meaning of the Internal Revenue Code, including our officers and directors as well as officers and directors of our affiliates who are also employees. The exercise price of incentive stock options granted under the 2005 plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to an optionee who owns stock possessing more than 10% of the voting power of our outstanding capital stock must be at least equal to 110% of the fair market value of the common stock on the date of grant. This type of optionee must exercise his or her option within five years from the date of grant.

        Under the terms of the 2005 plan, we may grant nonstatutory stock options to our officers and other employees, our directors, and other individuals providing services to us at an exercise price at least equal to the fair market value of our common stock on the date of grant.

        Under the terms of the 2005 plan, non-employee directors will also receive certain automatic grants of restricted stock as described in "Management—Director Compensation."

        The 2005 plan provides that, upon a change of control of Hittite:

  •
  each holder of an outstanding option, restricted stock award, performance share award or stock appreciation right shall be entitled, upon exercise of such award, to receive, in lieu of shares of our common stock, shares of such stock or other securities, cash or property as the holders of our common stock received in connection with the change of control;

  •
  the committee may accelerate the time for exercise of all unexercised and unexpired options, restricted stock awards, performance share awards and stock appreciation rights; or

  •
  all outstanding options, restricted stock awards, performance share awards and stock appreciation rights may be cancelled by the committee as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an option and that each holder of an award shall have the right to exercise such award to the extent that the same is then exercisable or, if the committee shall have accelerated the time for exercise of all unexercised and unexpired options, restricted stock awards, performance share awards and stock appreciation rights, in full, during the 30-day period preceding the effective date of such a transaction.

        For these purposes, a "change of control" means the occurrence of any of the following:

  •
  any person becomes a beneficial owner of our securities representing at least 50% of the combined voting power of Hittite's then outstanding securities;

  •
  Hittite engages in a merger or consolidation under circumstances in which the stockholders of Hittite immediately prior to such merger or consolidation do not own after such merger or consolidation shares representing at least 50% of the voting power of Hittite or the surviving or resulting corporation, as the case may be; or

  •
  Hittite approves a complete liquidation or sells or otherwise disposes of all or substantially all of its assets.

  Amended and Restated 1996 Stock Option Plan

        In 1996, our board adopted and our stockholders approved our Amended and Restated 1996 Stock Option Plan, or 1996 plan. The 1996 plan authorizes the grant of options to purchase up to 3,748,000 shares of our common stock. On July 15, 2005, options to purchase a total of 2,282,532 shares of common stock were outstanding under the 1996 plan. These options had a weighted average exercise price of $5.14 per share. The 1996 plan is administered by our board of directors.

        The 1996 plan provides that, upon a sale of Hittite, our board of directors may:

  •
  after the effective date of such sale, permit each person who is a holder of an outstanding option under the 1996 plan immediately prior to such effective date, upon exercise of such option, to receive in lieu of shares of our common stock, shares of such stock or other securities or consideration as the holders of shares of our common stock received pursuant to the terms of the sale;

  •
  waive any discretionary limitations imposed pursuant to the 1996 plan or the instruments evidencing options outstanding under the 1996 plan so that some or all of such options, from and after a date prior to the effective date of such sale specified by the board, are exercisable in full;

  •
  cause all outstanding options under the 1996 plan to be cancelled as of the effective date of such sale, provided that notice of such cancellation is given to each holder of any such option, and each holder of any such option has the right to exercise such option in full or to the extent then exercisable in accordance with any discretionary limitations imposed pursuant to the 1996 plan, prior to or contemporaneous with the effective date of such sale.

        For these purposes, a "sale" means the following:

  •
  a sale of all or substantially all of the consolidated assets of Hittite; or

  •
  a sale or other transfer of voting securities of Hittite, in one transaction or a series of related transactions, or a consolidation or merger of Hittite, in each case, as a result of which the beneficial holders of a majority of Hittite's voting securities prior to such transaction do not, directly or indirectly, beneficially hold a majority of Hittite's voting securities (or of the voting power of the surviving or acquiring entity) after such transaction.

        In the event of a dissolution or liquidation of Hittite, each option outstanding under the 1996 plan will terminate immediately prior to the consummation of such proposed action or at such other time and subject to such other conditions as shall be determined by our board of directors.

  401(k) Plan

        We have adopted an employee savings and retirement plan qualified under Section 401 of the Internal Revenue Code and covering all of our employees. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors.

Liability Limitations and Indemnification

        Our certificate of incorporation limits the personal liability of our directors for breach of fiduciary duty as our director to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

        Our by-laws provide that we will indemnify our directors and officers to the maximum extent permitted by law, and that we will advance expenses, including attorney's fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

        The limited liability provisions in our certificate of incorporation and the indemnification provisions in our by-laws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        In addition to the indemnification provisions of our by-laws, in July 2002, we entered into indemnification agreements with two of our directors, Bruce Evans and Cosmo Trapani. These agreements require us, among other things, to indemnify our directors in accordance with our by-laws and the Delaware General Corporation Law. Additionally, in November 2000 we entered into an agreement with Summit Partners, of which our director Bruce Evans is a General Partner. Among other things, this agreement requires us under certain circumstances to indemnify Summit Partners and its affiliates, including Mr. Evans, in their respective capacities or as a result of any actions taken or not taken by them as a director, stockholder, representative or controlling person of Hittite.

        At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under our by-laws, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table provides information about the beneficial ownership of our common stock as of July 15, 2005, by:

  •
  each person or entity known by us to own beneficially more than five percent of our common stock;

  •
  each of the named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each selling stockholder.

        In accordance with SEC rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares for which the person or entity has the right to acquire beneficial ownership within 60 days after July 15, 2005 through the exercise of any option or otherwise. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. Percentage of beneficial ownership is based on 25,183,985 shares of common stock outstanding as of July 15, 2005, including shares into which our outstanding preferred stock will convert upon completion of this offering, and 27,929,279 shares of common stock that will be outstanding after completion of this offering, assuming no exercise of the underwriters' option, but giving effect to the grant of restricted stock awards for an aggregate of 45,294 shares of common stock prior to the closing of this offering. All shares included in the "Right to Acquire" column represent shares subject to outstanding stock options that are exercisable within 60 days after July 15, 2005. The address of our executive officers and directors is in care of Hittite Microwave Corporation, 20 Alpha Road, Chelmsford, Massachusetts 01824.

	Shares beneficially owned before offering					Shares beneficially owned after offering
	Outstanding	Right to Acquire	Total	Percent	Number of Shares to be Offered	Outstanding	Right to Acquire	Total	Percent
5% Stockholders, directors and executive officers
Dr. Yalcin Ayasli (1)	16,866,000	—	16,866,000	67.0%	—	16,516,000	—	16,516,000	59.1%
Ayasli Children LLC	4,834,920	—	4,834,920	19.2%	—	4,834,920	—	4,834,920	17.3%
Bruce R. Evans (2)	2,414,887	—	2,414,887	9.6%	800,000	1,614,887	—	1,614,887	5.8%
Summit Ventures V, L.P.	1,641,712	—	1,641,712	6.5%	543,863	1,097,849	—	1,097,849	3.9%
Summit V Companion Fund, L.P.	565,595	—	565,595	2.2%	187,369	378,226	—	378,226	1.4%
Summit V Advisors Fund (QP), L.P.	126,487	—	126,487	*	41,903	84,584	—	84,584	*
Summit V Advisors Fund, L.P.	38,653	—	38,653	*	12,805	25,848	—	25,848	*
Summit Investors III, L.P.	42,440	—	42,440	*	14,060	28,380	—	28,380	*
Stephen G. Daly	112,440	149,920	262,360	1.0%	—	113,173	149,920	263,093	*
Norman G. Hildreth, Jr.	97,448	112,440	209,888	*	—	98,048	112,440	210,488	*
William W. Boecke	18,740	140,550	159,290	*	—	19,380	140,550	159,930	*
Michael J. Koechlin	131,180	—	131,180	*	—	131,801	—	131,801	*
Cosmo S. Trapani	37,480	—	37,480	*	—	37,480	—	37,480	*
Franklin Weigold	37,480	—	37,480	*	—	37,480	—	37,480	*
Rick D. Hess	—	—	—	*	—	—	—	—	*
All current directors and executive officers as a group (9 persons)	19,715,655	402,910	20,081,085	78.5%	800,000	18,568,249	402,910	18,971,159	67.0%

Other Selling Stockholders
Dr. S. Francis Paik 16 Minebrook Road Lincoln, MA 01773	562,200	—	562,200	2.2%	277,778	284,422	—	284,422	1.0%
George F. Paik Irrevocable Trust 15 Overlook Drive Newtown, CT 06470	299,840	—	299,840	1.2%	222,222	77,618	—	77,618	*
Richard A. Paik Irrevocable Trust 13 Commonwealth Avenue Swampscott, MA 01907	299,840	—	299,840	1.2%	277,778	22,062	—	22,062	*
Carol A. Paik Irrevocable Trust 670 West End Avenue New York, NY 10025	299,840	—	299,840	1.2%	222,222	77,618	—	77,618	*

*
Less than one percent.

(1)
Includes 4,834,920 shares owned of record by the Ayasli Children LLC, a Delaware limited liability company, of which the members are Dr. Ayasli's children and of which Dr. Ayasli is the sole manager. Dr. Ayasli disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein, if any. Shares beneficially owned before the offering include 350,000 shares that Dr. Ayasli intends to donate to certain charitable organizations prior to the offering.

(2)
Represents 1,641,712 shares beneficially held by Summit Ventures V, L.P., 565,595 shares beneficially held by Summit V Companion Fund, L.P., 126,487 shares beneficially held by Summit V Advisors Fund (QP), L.P., 38,653 shares beneficially held by Summit V Advisors Fund, L.P. and 42,400 shares beneficially held by Summit Investors III, L.P. We refer collectively to these entities as Summit Partners. Mr. Evans is a member of Summit Partners, LLC, which is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund (QP), L.P. and Summit V Advisors Fund, L.P. In addition, Mr. Evans is a general partner of Summit Investors III, L.P. Summit Partners, LLC, through an investment committee composed of five of its members, each of whom is named below, exercises sole voting and investment power with respect to the shares owned by its entities affiliated with Summit Partners, LLC, including Summit Investors III, L.P., and therefore, Summit Partners, LLC beneficially owns such shares. Decisions of the investment committee are made by a majority vote of its members and, as a result, no single member of the investment committee has voting or dispositive authority over the shares. Gregory M. Avis, Peter Y. Chung, Scott C. Collins, Bruce R. Evans, Walter G. Kortschak, Martin J. Mannion, Kevin P. Mohan, Thomas S. Roberts, E. Roe Stamps, Joseph F. Trustey, and Stephen G. Woodsum are the members of Summit Partners, LLC and each disclaims beneficial ownership of the shares held by Summit Partners, LLC. The address for each of these entities is 222 Berkeley Street, 18th Floor, Boston, Massachusetts, 02116.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Upon completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.01 par value, and 5,000,000 shares of undesignated preferred stock, $0.01 par value. The following is a summary description of our capital stock.

Common Stock

        As of July 15, 2005, there were 25,183,985 shares of common stock outstanding, giving effect to a 1.874-for-one stock split with respect to our common stock effected on June 29, 2005, and assuming the conversion of all outstanding shares of preferred stock into an aggregate of 2,414,887 shares of common stock upon completion of this offering. The outstanding shares were held of record by 55 stockholders.

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive their proportionate share of dividends, if any, declared from time to time by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any preferred stock then outstanding. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to their proportionate share of all assets remaining after payment of liabilities, after taking into consideration the prior distribution rights of any preferred stock then outstanding. Common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock being offered by us will be fully paid and nonassessable as of the completion of this offering.

Preferred Stock

        Immediately prior to this offering, our certificate of incorporation provided for one series of preferred stock. In connection with this offering, all outstanding shares of preferred stock will be converted into shares of common stock in accordance with the provisions of our certificate of incorporation governing the conversion of our preferred stock into common stock.

        Upon the completion of this offering, our board of directors will be authorized, without stockholder approval, from time to time to issue up to 5,000,000 shares of preferred stock in one or more series, each of the series to have whatever rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, that the board of directors may determine. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        After completion of this offering, the holders of approximately 18,130,887 shares of common stock, or their permitted transferees, will be entitled to certain rights with respect to registration of their shares, or "registrable securities," under the Securities Act.

        The holders of 1,614,887 shares of the registrable securities have the right to request at any time that we register all or a portion of the registrable securities held by them having an aggregate value of at least $10,000,000 (based on the then current market price). In addition, after the effective date of the registration statement for this offering, so long as we are qualified to register securities on Form S-3 or any successor form, the holders of 1,614,887 of the registrable securities may require us to register registrable securities held by such requesting holders having an aggregate value of at least $1,000,000 (based on the then current market price). Furthermore, if we choose to register any of our shares of common stock or other securities for any public offering, the holders of all 18,130,887 shares of the registrable securities are entitled to include their registrable securities in the registration, subject to the right of the managing underwriter of such offering to reduce the number of shares to be registered in view of market conditions. We will pay all of the expenses of any registration, other than underwriting discounts and commissions. The registration rights described above will terminate on the seventh anniversary of the closing of this offering.

        If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

        Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

        We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An "interested stockholder" includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation's voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038.

Nasdaq National Market Listing

        We have applied to have our common stock listed for trading and quotation on the Nasdaq National Market under the trading symbol "HITT."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, if a significant number of shares of common stock are sold in the public market, or if people believe that such sales may occur, the prevailing market price of our common stock could decline and could impair our future ability to raise capital through the sale of our equity securities.

        Upon completion of this offering, we will have outstanding 27,929,279 shares of common stock, assuming no exercise of outstanding options after July 15, 2005, but giving effect to the grant of restricted stock awards for an aggregate of 45,294 shares of common stock prior to the closing of this offering. Of these shares, the 4,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by "affiliates" of Hittite, as that term is defined in Rule 144 under the Securities Act.

        The remaining shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities. Of these shares, a total of 25,063,038 shares are subject to lock-up agreements with the underwriters that provide that the holders of those shares may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. The restrictions imposed by the lock-up agreements will be in effect for a period of at least 180 days after the date of this prospectus, subject to extension under certain circumstances for an additional period of up to 18 days, as described under "Underwriting—Lock-up Agreements." At any time and without notice, Lehman Brothers Inc. may, in its sole discretion, release some or all of the securities from these lock-up agreements. In addition, as of July 15, 2005, there were additional outstanding options to purchase 2,282,532 shares of common stock, 2,083,888 of which are subject to lock-up agreements with the underwriters or with us that prohibit their sale for at least 180 days. The following table describes the number of outstanding shares that will become eligible for sale in the public market on several relevant dates, assuming no extension of the lock-up agreements.

Relevant Dates	Number of Shares Eligible for Future Sale	Comment
On effective date	4,620,947	Shares sold in this offering or eligible for sale under Rule 144(k)
180 days after effective date	22,809,530	All shares subject to lock-up released; additional shares eligible for sale under Rules 144, 144(k) or 701
More than 181 days after effective date	453,508	Additional shares becoming eligible for sale under Rule 144 or Rule 144(k) more than 180 days after the effective date
Five years after the closing of this offering	45,294	Shares subject to restricted stock awards

Rule 144

        In general, under Rule 144, an affiliate of Hittite, or any person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  one percent of the then outstanding shares of common stock (approximately 279,293 shares immediately after this offering); or

  •
  the average weekly trading volume during the four calendar weeks before the date on which the seller files a notice of the proposed sale with the SEC.

        Sales under Rule 144 must also comply with manner-of-sale provisions and notice requirements and current information about us must be publicly available.

Rule 144(k)

        Under Rule 144(k), a person who has not been an "affiliate" of Hittite at any time during the three months before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate" from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

        Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. A total of 3,369,452 of the Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of (1) the expiration of the 180-day lock-up agreements and (2) no sooner than 90 days after the offering upon obtaining the prior written consent of Lehman Brothers Inc.

Registration of Shares in Connection with Compensatory Benefit Plans

        We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) or 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors. Prior to the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options as of July 15, 2005 and currently reserved for issuance under the stock plans, the registration statement would cover approximately 8,841,532 shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, with applicable lock-up agreements, and with the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

Registration Rights

        After the completion of this offering, holders of 18,130,887 shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See "Description of Capital Stock—Registration Rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

        The following is a general discussion of the anticipated material U.S. federal income and estate tax consequences relating to the ownership and disposition of our common stock by non-United States holders, as defined below, who purchase our common stock in this offering and hold such common stock as capital assets. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretation thereof, all as in effect or proposed on the date hereof and all of which are subject to change, possibly with retroactive effect or different interpretations. This discussion does not address all the tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income or estate tax laws (such as financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass-through entities and their members, dealers in securities, brokers, U.S. expatriates, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). This discussion does not address the U.S. state and local or non-U.S. tax consequences relating to the ownership and disposition of our common stock. You are urged to consult your own tax advisor regarding the U.S. federal tax consequences of owning and disposing of our common stock, as well as the applicability and effect of any state, local or foreign tax laws.

        As used in this discussion, the term "non-United States holder" refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is not:

        (i) an individual who is a citizen or resident of the United States;

        (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof or therein, including the District of Columbia;

        (iii) an estate the income of which is subject to U.S. federal income tax regardless of source thereof; or

        (iv) a trust (a) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or (b) that has in effect a valid election under applicable U.S. Treasury Regulations to the treated as a United States person.

        An individual may, in many cases, be treated as a resident of the United States, rather than a nonresident, among other ways, by virtue of being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year (counting for such purposes all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Residents are subject to U.S. federal income tax as if they were U.S. citizens.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, we urge you to consult your own tax advisor.

Dividends

        We or a withholding agent will have to withhold U.S. federal withholding tax from the gross amount of any dividends paid to a non-United States holder at a rate of 30%, unless (i) an applicable income tax treaty reduces or eliminates such tax, and a non-United States holder claiming the benefit of such treaty provides to us or such agent proper Internal Revenue Service, or IRS, documentation or

(ii) the dividends are effectively connected with a non-United States holder's conduct of a trade or business in the United States and the non-United States holder provides to us or such agent proper IRS documentation. In the latter case, such non-United States holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. citizen or corporation, as applicable, unless otherwise provided in an applicable income tax treaty. Additionally, a non-United States holder that is a corporation could be subject to a branch profits tax on effectively connected dividend income at a rate of 30% (or at a reduced rate under an applicable income tax treaty). If a non-United States holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, such non-United States holder may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Disposition

        Generally, a non-United States holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange or other disposition of our common stock unless (i) such non-United States holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition and certain other conditions are met, (ii) the gain is effectively connected with such non-United States holder's conduct of a trade or business in the United States, or where a tax treaty provides, the gain is attributable to a U.S. permanent establishment of such non-United States holder, or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale, exchange or other disposition or the period that such non-United States holder held our common stock, or the applicable period.

        We do not believe that we have been, are currently or are likely to be a U.S. real property holding corporation for U.S. federal income tax purposes. If we were to become a U.S. real property holding corporation, so long as our common stock is regularly traded on an established securities market and continue to be traded, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of common stock only if such non-United States holder actually or constructively owned, during the applicable period more than 5% of our common stock.

        Special rules may apply to non-United States holders, such as controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid federal income tax, that are subject to special treatment under the Code. These entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Tax

        Common stock owned or treated as owned by an individual who is a non-United States holder at the time of his or her death generally will be included in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        Information reporting may apply to payments made to a non-United States holder on or with respect to our common stock. Backup withholding tax (at the then applicable rate) may also apply to payments made to a non-United States holder on or with respect to our common stock, unless the non-United States holder certifies as to its status as a non-United States holder under penalties of perjury or otherwise establishes an exemption, and certain other conditions are satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder will be allowed as a refund or a credit against such non-United States holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

UNDERWRITING

        Lehman Brothers Inc., Needham & Company, LLC, Piper Jaffray & Co. and Thomas Weisel Partners LLC are acting as representatives of the underwriters. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Needham & Company, LLC
Piper Jaffray & Co.
Thomas Weisel Partners LLC

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Paid by us
Paid by selling stockholders
	No Exercise	Full Exercise
Per share
Total

        The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $       per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $       per share to other dealers. After the offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be $1,500,000 (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commission.

Option to Purchase Additional Shares

        We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 675,000 shares at the initial public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 4,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

        We and the holders of more than 99.5% of our outstanding stock, including all of our directors and executive officers and the selling stockholders, have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, subject to some exceptions, and limited extensions in certain circumstances, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 180 days from the date of this prospectus other than permitted transfers.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event, or we are notified in writing by Lehman Brothers Inc. that, in its reasonable judgment, a material event relating to us has occurred; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.

        In either case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospectus;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Relationships

        The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Selling Restrictions

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d'investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

        The shares have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). The shares have not been and will not be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

        The offering has not been registered with the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian securities legislation. The shares may not be offered or sold nor may the prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

        (a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 or May 14, 1999 and any other applicable laws and regulations;

        (b) made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11422 of July 1, 1998, as amended, or Regulation No. 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase shares; and

  (c)
  in compliance with all relevant Italian securities and tax laws and regulations.

LEGAL MATTERS

        The validity of the shares offered in this prospectus and certain other legal matters will be passed upon for us and certain of the selling stockholders by Foley Hoag LLP, Boston, Massachusetts. The underwriters are represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

        The consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (File Number 333-124664) in connection with this offering. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's website at: "http://www.sec.gov."

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

Hittite Microwave Corporation
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Consolidated Balance Sheets at December 31, 2003 and 2004 and March 31, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and the Three Months Ended March 31, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income for the Years Ended December 31, 2002, 2003 and 2004 and the Three Months Ended March 31, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 and the Three Months Ended March 31, 2004 and 2005 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hittite Microwave Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Hittite Microwave Corporation and its subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audits provided a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

April 28, 2005 (except for Note 17,
as to which the date
is June 30, 2005)

Hittite Microwave Corporation
Consolidated Balance Sheets
(in thousands, except per share data)

	December 31,
				Pro Forma March 31, 2005 (Note 2)
	2003	2004	March 31, 2005
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,221	$24,548	$28,444	$500
Accounts receivable, net of allowance for doubtful accounts of $349, $396 and $396, respectively	7,192	10,119	12,348	12,348
Inventory, net	3,541	5,437	5,398	5,398
Deferred costs	330	276	268	268
Prepaid expenses and other current assets	279	291	487	487
Deferred taxes	1,093	1,188	1,189	1,189

Total current assets	32,656	41,859	48,134	20,190
Property and equipment, net	6,579	13,225	13,002	13,002
Other assets	169	147	190	190

Total assets	$39,404	$55,231	$61,326	$33,382

Liabilities, redeemable convertible preferred stock and stockholders' equity
Current liabilities:
Accounts payable	$1,564	$2,244	$1,797	$1,797
Accrued commissions	333	699	865	865
Accrued other expenses	1,366	1,990	2,647	2,647
Customer advances	707	1,209	1,515	1,515
Deferred revenue	1,044	1,730	1,290	1,290
Income taxes payable	1,171	630	2,350	2,350
Current portion of long-term debt	366	366	366	366
Capital lease obligations	421	—	—	—

Total current liabilities	6,972	8,868	10,830	10,830
Long-term debt	945	579	488	488
Deferred taxes	653	1,470	1,471	1,471

Total liabilities	8,570	10,917	12,789	12,789

Commitments and contingencies (Note 10)
Redeemable convertible preferred stock:
Series A redeemable convertible preferred stock, $.01 par value: 5,000 shares authorized; 1,289 shares issued and outstanding at December 31, 2003 and 2004, and March 31, 2005, no shares issued and outstanding pro forma (unaudited), stated at liquidation value	19,065	20,591	21,003	$—

Stockholders' equity:
Common stock, $.01 par value: 37,480 shares authorized; 22,235, 22,325 and 22,396 shares issued and outstanding at December 31, 2003 and 2004 and March 31, 2005, respectively; 24,812 shares issued and outstanding pro forma (unaudited)	222	223	224	248
Additional paid-in capital	—	23	41	20,301
Accumulated other comprehensive income	16	57	44	44
Retained earnings	11,531	23,420	27,225	—

Total stockholders' equity	11,769	23,723	27,534	20,593

Total liabilities, redeemable convertible preferred stock and stockholders' equity	$39,404	$55,231	$61,326	$33,382

The accompanying notes are an integral part of these consolidated financial statements.

Hittite Microwave Corporation
Consolidated Statements of Operations
(in thousands, except per share data)

	Year ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Revenue	$31,259	$42,033	$61,671	$13,748	$17,854
Cost of revenue	13,947	16,823	22,670	5,397	6,024

Gross profit	17,312	25,210	39,001	8,351	11,830

Operating expenses:
Research and development	5,533	6,638	7,665	1,711	2,288
Sales and marketing	3,998	5,302	7,716	1,787	2,278
General and administrative	1,743	1,980	2,922	691	801

Total operating expenses	11,274	13,920	18,303	4,189	5,367

Income from operations	6,038	11,290	20,698	4,162	6,463
Interest income	209	189	232	43	133
Interest expense	(241)	(187)	(87)	(20)	(7)

Income before income taxes	6,006	11,292	20,843	4,185	6,589
Provision for income taxes	1,842	4,070	7,429	1,506	2,372

Net income	4,164	7,222	13,414	2,679	4,217
Accretion on redeemable convertible preferred stock	1,308	1,412	1,525	381	412

Net income attributable to common stockholders	$2,856	$5,810	$11,889	$2,298	$3,805

Earnings per share attributable to common stockholders:
Basic	$0.12	$0.24	$0.48	$0.09	$0.15
Diluted	$0.11	$0.23	$0.45	$0.09	$0.14
Weighted average shares outstanding:
Basic	22,235	22,235	22,246	22,235	22,361
Diluted	22,740	22,739	23,707	23,205	24,105
Pro forma earnings per share attributable to common stockholders (unaudited) (Note 2):
Basic			$0.52		$0.16
Diluted			$0.49		$0.15
Pro forma weighted average shares outstanding (unaudited) (Note 2):
Basic			25,732		25,846
Diluted			27,186		27,591

The accompanying notes are an integral part of these consolidated financial statements.

Hittite Microwave Corporation
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
(in thousands)

	Common Stock			Accumulated Other Comprehensive Income
			Additional Paid-in Capital		Retained Earnings	Total Stockholders' Equity	Comprehensive Income
	Shares	Amount
Balance, December 31, 2001	22,235	$222	—		$2,865	$3,087
Foreign currency translation				$10		10	$10
Accretion on redeemable convertible preferred stock					(1,308)	(1,308)
Net income					4,164	4,164	4,164

Comprehensive income							4,174

Balance, December 31, 2002	22,235	222	—	10	5,721	5,953
Foreign currency translation				6		6	6
Accretion on redeemable convertible preferred stock					(1,412)	(1,412)
Net income					7,222	7,222	7,222

Comprehensive income							7,228

Balance, December 31, 2003	22,235	222	—	16	11,531	11,769
Exercise of stock options	90	1	$23			24
Foreign currency translation				41		41	41
Accretion on redeemable convertible preferred stock					(1,525)	(1,525)
Net income					13,414	13,414	13,414

Comprehensive income							$13,455

Balance, December 31, 2004	22,325	223	23	57	23,420	23,723

(unaudited)
Exercise of stock options	71	1	18			19
Foreign currency translation				(13)		(13)	(13)
Accretion on redeemable convertible preferred stock					(412)	(412)
Net income					4,217	4,217	4,217

Comprehensive income						—	$4,204

Balance, March 31, 2005	22,396	$224	$41	$44	$27,225	$27,534

The accompanying notes are an integral part of these consolidated financial statements.

Hittite Microwave Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Cash flows from operating activities:
Net income	$4,164	$7,222	$13,414	$2,679	$4,217
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,977	2,298	3,057	554	939
Amortization	52	59	48	16	13
Provision for doubtful accounts	—	41	47	—	—
Provision for inventory obsolescence	(246)	241	(58)	(241)	—
Deferred taxes	297	115	721	—	—
Changes in operating assets and liabilities:
Accounts receivable	707	(968)	(2,958)	(3,033)	(2,241)
Inventory	969	93	(1,670)	(661)	39
Deferred costs	(110)	(220)	54	139	8
Other assets	119	(141)	(114)	(172)	(251)
Deferred revenue and customer advances	372	1,088	1,188	560	(134)
Accounts payable	210	506	671	318	(445)
Accrued expenses	(57)	506	1,000	557	826
Income taxes payable	249	42	(579)	551	1,720

Net cash provided by operating activities	8,703	10,882	14,821	1,267	4,691

Cash flows from investing activities:
Purchases of property and equipment	(731)	(2,983)	(9,701)	(805)	(717)
Issuance of notes receivable	(35)	—	—	—	—
Proceeds from notes receivable	4	5	(78)	(20)	—

Net cash used in investing activities	(762)	(2,978)	(9,779)	(825)	(717)

Cash flows from financing activities:
Proceeds from note payable	287	—	—	—	—
Repayment of note payable	(1,134)	(2,253)	(366)	(91)	(91)
Repayment of capital leases	(532)	(1,138)	(421)	(283)	—
Proceeds from exercise of stock options	—	—	24	—	19

Net cash used in financing activities	(1,379)	(3,391)	(763)	(374)	(72)

Effect of exchange rate changes on cash and cash equivalents	4	22	48	2	(6)

Net increase in cash and cash equivalents	6,566	4,535	4,327	70	3,896
Cash and cash equivalents, beginning of year	9,120	15,686	20,221	20,221	24,548

Cash and cash equivalents, end of year	$15,686	$20,221	$24,548	$20,291	$28,444

Supplemental cash flow information:
Cash paid for interest	$216	$180	$83	$19	$12
Cash paid for taxes	1,295	3,951	7,104	954	565
Acquisition of equipment under capital leases	799	830	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Hittite Microwave Corporation
Notes to Consolidated Financial Statements

1.     Nature of the Business

Hittite Microwave Corporation (the "Company") designs and develops high performance integrated circuits, modules and subsystems for technically demanding radio frequency, microwave and millimeterwave applications. The Company's products are used in a variety of applications and markets, including automotive, broadband, cellular infrastructure, fiber optics, microwave and millimeterwave communications, military, space, and test and measurement. The Company was organized as a Massachusetts corporation in 1985 and reincorporated under the laws of Delaware in 1988. The Company has offices in the United States, China, Germany, Korea and the United Kingdom.

2.     Unaudited Pro Forma Presentation

The board of directors of the Company has declared a cash dividend in an aggregate amount equal to the amount of the Company's cash and cash equivalents at the close of business on the date preceding the date of effectiveness of the registration statement of which the prospectus in which these financial statements are included is a part, less $500,000. The dividend is to be paid immediately prior to, and contingent upon, the closing of this offering to the Company's stockholders of record at June 24, 2005. In accordance with Staff Accounting Bulletin 1(B)(3), the pro forma balance sheet at March 31, 2005 reflects the planned dividend as if it had been paid on March 31, 2005 in an amount equal to the Company's cash and cash equivalents on that date, less $500,000.

Unaudited pro forma net income per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of conversion of all outstanding shares of Series A redeemable convertible preferred stock into 2,414,887 shares of common stock, effective upon the closing of the Company's proposed initial public offering as if such conversion had occurred at the date of original issuance. The unaudited pro forma balance sheet at March 31, 2005 includes the effect of such conversion. In addition, all accretion of preferred stock has been eliminated in the determination of net income attributable to common stockholders.

In accordance with Staff Accounting Bulletin 1(B)(3), pro forma earnings per share attributable to common stockholders for 2004 and the three months ended March 31, 2005, and the related pro forma weighted average shares outstanding information, also give effect to the issuance of shares sold by the Company in the offering as if those shares had been issued on January 1, 2004 at the initial public offering price, and the gross proceeds used to fund a portion of the cash dividend.

3.     Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Hittite Microwave Corporation and its wholly-owned subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America. Intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition." SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Revenue from the sale of the Company's products is recognized upon shipment, provided that no obligations remain and collection of the receivable is reasonably assured. The Company maintains a reserve for potential returns or allowances on these sales. Returns and customer credits are infrequent and are recorded as a reduction to revenue. Rights of return are generally not included in sales arrangements. A portion of the Company's sales are made to a distributor under an agreement that provides for product return privileges. As a result, the Company defers recognition of such revenue until the product is resold by the domestic distributor.

Revenue from contracts with the United States government or its subcontractors and some commercial customers is recorded under the provisions of the American Institute of Certified Public Accountants Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Generally, revenue from these contracts is recorded on a percentage of completion basis using costs incurred as the measurement basis for progress toward completion. Estimated earnings in excess of amounts billed are reported as unbilled receivables. Contract accounting requires judgment in estimating costs and assumptions related to technical issues and delivery schedule. Contract costs include material, subcontract costs, labor and an allocation of indirect costs. The estimation of costs at completion of a contract is subject to numerous variables involving contract costs and estimates as to the length of time to complete the contract. Changes in contract performance and estimated profitability, including final contract settlements, are recognized in the period in which the changes are determined. Estimated losses on a contract are recognized in full in the period when they become known.

The Company recognizes revenue from its customer-sponsored research and development contracts when billed in accordance with the terms of the contract and records its cost to perform the contract in cost of revenue in the period in which it records the related revenue.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

Cash equivalents include short-term, highly liquid investments purchased with original or remaining maturities of three months or less at the time of acquisition.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience and the age of outstanding receivables.

Activity related to the allowance for doubtful accounts was as follows (in thousands):

Balance at December 31, 2001	$364
Provision	—
Utilization	(56)

Balance at December 31, 2002	308
Provision	41
Utilization	—

Balance at December 31, 2003	349
Provision	47
Utilization	—

Balance at December 31, 2004	$396

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market. The Company maintains a reserve for inventory items to provide for an estimated amount of excess or obsolete inventory. The reserve is based upon a review of inventory materials on hand, which the Company compares with estimated future usage. In addition, the Company reviews the inventory and compares part costs with current market value and writes down any part with costs in excess of current market value to its net realizable value.

Activity related to the inventory reserve was as follows (in thousands):

Balance at December 31, 2001	$1,675
Provision	—
Utilization	—

Balance at December 31, 2002	1,675
Provision	241
Utilization	—

Balance at December 31, 2003	1,916
Provision	—
Utilization	(299)

Balance at December 31, 2004	$1,617

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method, over three years for computer equipment and over five years for other equipment and over seven to 30 years for building, improvements, and related specialty assets, which represents the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related assets.

Cost of additions and improvements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. When assets are retired, the related cost and accumulated allowances are removed from the accounts, and any gain or loss is reflected in income.

Impairment of Long-Lived Assets

Upon indication of possible impairment, the Company evaluates the recovery of held-for-use long-lived assets by measuring the carrying amount of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value. The following circumstances would be considered important and could lead to an impairment review: significant changes in the manner in which the Company uses the asset, negative industry or economic trends and underperformance relative to projected operating results.

Accounting for Stock-Based Compensation

The Company accounts for stock-based awards to its employees using the intrinsic value based method as prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations and has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," through disclosure only (Note 15). Stock-based awards have consisted of grants of stock options to purchase fixed numbers of shares, at exercise prices not less than the fair market value of the underlying common stock on the date of grant. Had compensation cost for employee stock-based awards been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company's net income would have been decreased as indicated below:

				Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
	(in thousands, except per share data)
Net income attributable to common stockholders:
As reported	$2,856	$5,810	$11,889	$2,298	$3,805
Compensation expense for employee stock options using the fair value method	(737)	(762)	(760)	(190)	(164)

Pro forma net income attributable to common stockholders using the fair value method	$2,119	$5,048	$11,129	$2,108	$3,641

Basic earnings per share attributable to common shareholders – as reported	$0.12	$0.24	$0.48	$0.09	$0.15
Basic earnings per share attributable to common shareholders – pro forma	$0.09	$0.20	$0.45	$0.09	$0.15
Diluted earnings per share attributable to common shareholders – as reported	$0.11	$0.23	$0,45	$0.09	$0.14
Diluted earnings per share attributable to common shareholders – pro forma	$0.08	$0.20	$0.42	$0.08	$0.14
Weighted average shares outstanding:
Basic	22,235	22,235	22,246	22,235	22,361
Diluted	22,740	22,739	23,707	23,205	24,105

Foreign Currency Translation

The Company has determined that the functional currency of each foreign operation is the respective local currency. Transactions in a foreign currency are recorded at the rate of exchange on the date of the transaction. Assets and liabilities at year-end are translated at the rate of exchange in effect at the period-end. Revenue and expenses are translated at average rates of exchange in effect during the year. Translation gains or losses are included as a component of accumulated other comprehensive income in stockholder's equity. Transaction gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency in other than the functional currency are included in the results of operations as incurred.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes certain changes in equity that are excluded from net income. Other comprehensive income consists solely of foreign currency translation adjustments.

Earnings Per Share

Basic and diluted net income per share available to common stockholders is presented in conformity with SFAS No. 128, "Earnings per Share" and related interpretation Emerging Issues Task Force 03-06, "Participating Securities and the Two-Class Method under FASB Statement No. 128." Basic net income per share available to common stockholders is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period, excluding the dilutive effects of common stock equivalents. Income available to common stockholders excludes accumulated preferred stock dividends and earnings allocated to participating preferred stockholders. Common stock equivalents include stock options, restricted stock and, in certain circumstances, convertible securities such as our Series A Preferred Stock. Diluted net income per share assumes the conversion of the Series A Preferred Stock using the "if converted" method, if dilutive, and includes the dilutive effect of stock options under the treasury stock method.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The Company maintains its cash with a major financial institution. Cash equivalents include investments in money market securities and securities backed by the United States Government. At December 31, 2003 and 2004, the Company had cash balances at certain financial institutions in excess of federally insured limits. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements and tax basis of assets and liabilities. Valuation allowances are provided if, based upon the weight of the available evidence, it is more likely than not that some or all of the deferred assets will not be realized.

Research and Development

Internal research and development expenditures are expensed as incurred. During the years ended December 31, 2002, 2003 and 2004, the Company incurred $323,000, $257,000, and $1,341,000, respectively, of costs for research and development contracts on behalf of customers. During the three months ended March 31, 2004 and 2005 (unaudited), the Company incurred $287,000 and $486,000, respectively, of costs for research and development contracts on behalf of customers. These amounts are funded and included as revenue and cost of revenue. The Company retains the right to all intellectual property associated with these efforts, including drawings, processes, and know-how.

Interim Unaudited Financial Statements

The Company's consolidated statement of operations for the three months ended March 31, 2004 and 2005 and consolidated balance sheet at March 31, 2005 are unaudited, have been prepared on a basis consistent with the audited consolidated financial statements, and, in the opinion of the Company's management, include all adjustments, consisting only of normal, recurring adjustments and accruals, necessary for a fair presentation of the Company's financial position and results of operations for the periods presented.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, "Share-Based Payment." This Statement is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25 and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). In addition, SFAS No. 123R requires that excess tax benefits related to stock-based compensation expense be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations. In March 2005, the SEC issued Staff Accounting Bulletin (SAB) 107. SAB 107 expresses views of the SEC regarding the interaction between SFAS 123R and certain SEC rules and regulations and provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. SFAS No. 123R is effective for the Company as of January 1, 2006. The Company is currently evaluating the impact the adoption of SFAS 123R and SAB 107 will have on its financial position and results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4." This accounting standard, which is effective for annual periods beginning after June 15, 2005, requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) be recognized as current-period charges. The Company does not expect adoption of SFAS 151 to have a material effect on its financial position or results of operations.

In October 2004, the American Jobs Creation Act of 2004 (the AJCA) was passed. The AJCA provides a deduction for income from qualified domestic production activities which will be phased in from 2005 through 2010. In return, the AJCA also provides for a two-year phase-out of the existing extra-territorial income inclusion for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. In December 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, "Accounting for Income Taxes," for the Tax Deduction Provided to U.S.-Based Manufacturers by the American Jobs Creation Act of 2004," (FSP FAS 109-1), which clarifies that the tax deduction for domestic manufacturers under the AJCA should be accounted for as a special deduction in accordance with FASB Statement No. 109, "Accounting for Income Taxes" (SFAS 109). The Company is continuing to evaluate the effect of the AJCA and its impact on future tax provisions.

4.     Income Taxes

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Deferred tax assets and liabilities are comprised of the following at December 31:

	2003	2004
	(in thousands)
Deferred tax assets:
Inventory reserve	$736	$620
Reserve for bad debts and other receivables	134	152
Sales return reserve	100	161
Accrued vacation	91	121
Other	19	19
Accrued commissions	13	115

Total deferred tax assets	$1,093	$1,188

Deferred tax liabilities:
Depreciation and amortization	$(653)	$(1,470)

Income tax expense consists of the following:

	2002	2003	2004
	(in thousands)
Current income tax expense
Federal	$1,260	$3,285	$6,187
State	282	656	586
Foreign	3	14	204
Deferred income tax expense (benefit)
Federal	261	72	400
State	44	35	52
Foreign	(8)	8	—

	$1,842	$4,070	$7,429

In 2002, 2003 and 2004 domestic income before taxes was $6,015,000, $11,192,000 and $20,475,000, respectively, and foreign (loss) income before taxes was $(9,000), $100,000 and $368,000, respectively.

The Company's effective tax rates for 2002, 2003 and 2004 of 30.7%, 36.0% and 35.6%, respectively, differ from the federal statutory tax rate primarily due to state income taxes and the impact of the credit for incremental research and development activities, as follows:

	2002	2003	2004
Statutory rate	34.0%	34.0%	34.0%
State taxes	4.0	4.1	2.1
Permanent differences	(0.3)	(1.2)	(0.2)
Research and development credits	(7.0)	(0.9)	(1.3)
Other	—	—	1.0

	30.7%	36.0%	35.6%

5.     Accounts Receivable

Accounts receivable consist of the following:

	December 31,		March 31,
	2003	2004	2005
			(Unaudited)
	(in thousands)
Commercial – billed	$5,056	$6,676	$9,706
U.S. government:
Billed	2,156	3,146	2,049
Unbilled	197	682	989
Retainage	132	11	—
Less: Allowance for doubtful accounts	(349)	(396)	(396)

	$7,192	$10,119	$12,348

One customer accounted for 17% of the Company's outstanding accounts receivable balance at December 31, 2003. Two customers accounted for 22% and 13%, respectively, of the Company's outstanding accounts receivable balance at December 31, 2004.

6.     Inventories

Inventories consist of the following:

	December 31,
			March 31, 2005
	2003	2004
			(Unaudited)
	(in thousands)
Finished goods	$705	$1,352	$1,829
Work in process	2,045	1,585	1,977
Raw materials	791	2,500	1,592

	$3,541	$5,437	$5,398

7.     Property and Equipment

Property and equipment consist of the following at December 31:

	2003	2004
	(in thousands)
Land and building	$—	$5,767
Manufacturing and test equipment	16,276	20,229
Office equipment	171	332
Vehicles	36	36
Leasehold improvements	180	—

	16,663	26,364
Less accumulated depreciation and amortization	10,084	13,139

Net property and equipment	$6,579	$13,225

Depreciation and amortization expense was $1,977,000, $2,298,000 and $3,056,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

8.     Lines of Credit

The Company has a revolving line of credit (the "Revolving Line"), providing for a maximum availability of $4,000,000. Borrowings under the Revolving Line are due on demand and bear interest at the prime rate minus 0.5% (4.75% at December 31, 2004). The Revolving Line is collateralized by all business assets of the Company. As of December 31, 2004, there were no drawdowns on this line of credit. The Company has an equipment line of credit (the "Equipment Line"), to provide for a maximum of $1,000,000 for the purchase of certain capital equipment. Borrowings under the Equipment Line bear interest at prime or a fixed rate of LIBOR plus 2.0%. As of December 31, 2004 there were no drawdowns on this line of credit. Financial covenants under this agreement include tangible net worth levels, leverage ratios and debt service ratio requirements. At December 31, 2003 and 2004, the Company was in compliance with all covenants under this agreement.

9.     Long-Term Debt

The Company has entered into a term note agreement with a bank requiring monthly principal payments of $30,000. Indebtedness under the term note agreement is collateralized by all business assets of the Company. The terms of the term note agreement provide for the maintenance of certain financial covenants, substantially similar to the covenants required under the Equipment Line. At December 31, 2003 and 2004, the Company was in compliance with all covenants under these agreements. At December 31, 2003 and 2004, a term note bearing interest at 5.4% per annum was outstanding, with an amount due of $1,311,000 at December 31, 2003 and $945,000 at December 31, 2004.

Future minimum payments relating to this note are as follows (in thousands):

2005	$366
2006	366
2007	213

Minimum future payments	945
Less current portion	366

Term note obligations, less current portion	$579

10.   Commitments and Contingencies

Lease Arrangements

In 1999, the Company entered into an operating lease for office and research facilities. The Company was responsible for all tax, insurance, utility and maintenance costs associated with the facility. Rental expense was approximately $312,000, $364,000 and $246,000 for the years ended December 31, 2002, 2003 and 2004, respectively. In September 2004, the Company terminated the lease in accordance with the terms of the agreement and had no further obligations under the lease at December 31, 2004.

The Company leases office space and equipment under operating leases in the United States and overseas. The following table summarizes future minimum rental payments under these leases as of December 31, 2004:

2005	$190
2006	122
2007	81
2008	28
2009	—
Later years	—

$421

During fiscal year 2003, the Company also entered into a short-term lease for certain capital equipment. The Company accounts for this as a capital lease as title to this equipment transfers to the Company at the conclusion of the lease. As of December 31, 2003, there was $421,000 outstanding in principal, all of which was paid by the end of 2004. These assets are reflected as manufacturing and test equipment within property and equipment at December 31, 2004.

	December 31,
	2003	2004
	(in thousands)
Capital leases
Manufacturing and test equipment	$830	$—
Accumulated depreciation	(83)	—

	$747	$—

Guarantees and Indemnifications

In November 2002, the FASB issued FIN No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Recission of FASB Interpretation No. 34." FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee and requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The adoption of FIN 45 in 2003 did not have a material effect on the Company's financial position or results of operations. The following is a summary of the Company's agreements that it has determined are within the scope of FIN 45. As of December 31, 2004, the Company's guarantees requiring disclosure consist of its accrued warranty obligations.

In connection with the sale of products in the ordinary course of business, the Company often makes representations affirming, among other things, that its products do not infringe on the intellectual property rights of others and agrees to indemnify customers against third-party claims for such infringement. The Company has not been subject to any claims under such provisions and therefore believes that its exposure for these indemnification obligations is minimal. Accordingly, the Company has no liabilities recorded for these indemnity agreements and requirements as of December 31, 2003 and 2004.

Product Warranties

The Company provides product warranties in conjunction with certain product sales. Generally, product sales are accompanied by a one-year warranty period to certain contractual specifications. These warranties cover factors such as nonconformance to specifications and defects in material and workmanship. Estimated standard warranty costs are recorded in the period in which the related product sales occur. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products delivered multiplied by the average of historical monthly warranty payments, as well as additional amounts for certain major warranty issues that exceed a normal claims level. The following table summarizes product warranty activity recorded during 2003 and 2004:

	2003	2004
	(in thousands)
Balance at beginning of year	$50	$50
Addition for new warranties	68	42
Deductions for payments made	(68)	(32)

Balance at end of year	$50	$60

Legal Proceedings

In September 2001, the United States Department of Commerce commenced an investigation to determine whether certain shipments of the Company's products complied with applicable Export Administration Regulations. The Company subsequently was informed by the Department of Commerce that the Department of Commerce believes that shipments the Company made to certain customers in China, Latvia and Russia, during 2000 and 2001, having an aggregate value of approximately $10,000, lacked appropriate documentation or export licenses. The Department of Commerce has not at this time imposed any administrative penalties or sanctions or commenced any civil or criminal proceeding against the Company. We do not believe that the outcome of this matter will have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that the Department of Commerce will not seek, upon the completion of its investigation, to impose penalties, or that it will not seek civil sanctions, such as denial of export privileges or debarment, or criminal penalties, any of which could have an adverse effect on the Company's financial position and results of operations.

11.   Employee Notes Receivable

At December 31, 2003 and 2004, the Company has included in other assets the net balance of long-term notes receivable originally totaling $333,300 from 19 employees and $358,000 from 19 employees, respectively. The notes have maturity dates ranging from 2019 to 2024. Provided the employee remains with the Company, these notes are written off over a five-year period and recorded as additional compensation expense. The net balances of the notes outstanding are $109,000 for 2003 and $106,000 for 2004, respectively. All of the notes contain acceleration clauses and become due immediately if the employee ceases employment with the Company.

12.   Defined Contribution Plan and Trust Profit-Sharing Plan

The Company has established a defined contribution plan and trust profit-sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the plan. Under the terms of the plan, the Company matches 100% of the participants' contributions up to 7.5% of compensation. The Company may also make discretionary contributions to the plan. In 2002, 2003 and 2004, employer contributions were $374,000, $440,000 and $541,000, respectively.

13.   Redeemable Convertible Preferred Stock

In November 2000, the Company issued 1,288,628 shares of Series A redeemable convertible preferred stock at $11.64 per share in exchange for $15,000,000 in cash.

A summary of activity in the Series A redeemable convertible preferred stock for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Shares	Redemption Value
Balance at December 31, 2001	1,288,628	$16,345,579
Accretion of Series A preferred stock dividends		1,307,646

Balance at December 31, 2002	1,288,628	17,653,225
Accretion of Series A preferred stock dividends		1,412,258

Balance at December 31, 2003	1,288,628	19,065,483
Accretion of Series A preferred stock dividends		1,525,239

Balance at December 31, 2004	1,288,628	20,590,722

Accretion of Series A preferred stock dividends (unaudited)		411,814

Balance at March 31, 2005 (unaudited)	1,288,628	$21,002,536

Conversion

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the preferred stock issue price by the conversion price in effect at that time. The initial conversion price of Series A preferred stock was $11.64, and is subject to adjustment in accordance with antidilution provisions contained in the Company's Certificate of Incorporation. Giving effect to the 1.874-for-one stock split effective on June 29, 2005, the conversion price of the Series A preferred stock is $6.21.

Series A preferred stock automatically converts immediately upon the closing of the Company's first underwritten public offering involving aggregate proceeds of at least $50.0 million, provided that the common stock is listed for trading on either the New York Stock Exchange or the Nasdaq National Market, and is offered at a per share initial public offering price that exceeds the product of 2.25 and the sum of the conversion price and the Series A dividends accrued through the closing date of such offering. As of December 31, 2004, 2,414,887 shares of common stock have been reserved for conversion.

Dividends

The holders of the Series A preferred stock are entitled to receive dividends at the compounded rate per annum of 8% on $11.64 per share, appropriately adjusted for stock dividends, stock splits or recapitalizations, when and if declared by the Board of Directors. Dividends on the preferred stock are cumulative. These dividends are being accreted through the redemption dates of the preferred stock by charging retained earnings.

Redemption

Each preferred share shall be redeemed on or after November 20, 2005 at an amount equal to the original purchase price plus accumulated and unpaid dividends at the option of the holders of a majority of the then outstanding shares of Series A preferred stock.

In the event of a public offering not satisfying the criteria noted above, the merger or consolidation of the Company with another corporation, or the sale of substantially all of the assets of the Company, all the shares of Series A preferred stock become redeemable at an amount equal to the original purchase price plus accumulated and unpaid dividends.

If the Company does not have sufficient funds legally available to redeem all the shares of Series A preferred stock at the redemption date, the Company shall use those funds legally available to redeem the maximum number of shares ratably among the holders of Series A preferred stock. The remaining shares shall be redeemed as soon as sufficient funds become legally available.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the Company, the holders of the Series A preferred stock, shall be entitled to receive prior to any distribution to the common stockholders, an amount in cash equal to the greater of $11.64 per share for Series A preferred stockholders, plus any accumulated but unpaid dividends to which such holder of outstanding shares of Series A preferred stock is entitled, or the amount to be received if each share of Series A preferred stock was converted into common stock and such common stock was redeemed at its going concern value.

Voting

The holders of outstanding shares of Series A preferred stock shall, voting as a separate class, be entitled to elect one director of the Company.

14.   Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to the preferential dividend rights of the Series A preferred stockholders.

Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

				Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Basic earnings per share
Net income	$4,164	$7,222	$13,414	$2,679	$4,217
Preferred stock dividends	(1,308)	(1,412)	(1,525)	(381)	(412)
Amount allocated to preferred stockholders	(280)	(569)	(1,164)	(225)	(371)

Income attributable to common stockholders — basic	$2,576	$5,241	$10,725	$2,073	$3,434

Weighted average common shares outstanding	22,235	22,235	22,246	22,235	22,361

Basic earnings per share	$0.12	$0.24	$0.48	$0.09	$0.15

Diluted earnings per share
Net income	$4,164	$7,222	$13,414	$2,679	$4,217
Preferred stock dividends	(1,308)	(1,412)	(1,525)	(381)	(412)
Amount allocated to preferred stockholders	(280)	(569)	(1,164)	(225)	(371)

Income attributable to common stockholders — diluted	$2,576	$5,241	$10,725	$2,073	$3,434

Weighted average common shares outstanding	22,235	22,235	22,246	22,235	22,361
Assumed exercise of stock options	505	504	1,461	970	1,744

Adjusted weighted average shares — diluted	22,740	22,739	23,707	23,205	24,105

Diluted earnings per share	$0.11	$0.23	$0.45	$0.09	$0.14

Net income, after deduction for cumulative dividends on preferred stock, has been allocated to the common and preferred stock based on their respective rights to share in dividends. The 1,288,628 shares of preferred stock that were convertible into 2,414,887 shares of common stock were not included in diluted EPS under the if-converted method because to do so would have been antidilutive.

15.   Stock Option Plan

The Company has a 1996 Stock Plan (the "1996 Plan"), pursuant to which the Company is authorized to grant to employees, directors, and consultants of the Company stock options to purchase up to 3,748,000 shares of the Company's common stock. The maximum term of the options shall not exceed ten years from the date of grant. Incentive stock options may be granted at an exercise price not less than the fair market value of the Company's common stock on the date of grant, as determined by the Board of Directors. Nonqualified stock options may be granted at a price no less than par value, as determined by Board of Directors.

Options granted to a shareholder who at the time of the grant owns, directly or indirectly, stock representing more than 10% of the total combining voting power of the Company's common stock, may not have a term exceeding five years from the date of grant. Additionally, the exercise price of such options shall not be less than 110% of the fair value of the common stock on the date of grant, as determined by the Board of Directors. Options vest over a period of five years.

At December 31, 2004, options to purchase an aggregate of 3,622,442 shares of common stock had been granted under the plan, and 125,558 shares were reserved for future grants under the plan.

Information related to all stock options granted by the Company is as follows:

	2002		2003		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,694,812	$4.27	2,788,512	$4.37	2,929,062	$4.41
Granted	487,240	5.34	252,990	5.34		—
Exercised	—	—		—	(89,952)	0.27
Forfeited/canceled	(393,540)	5.34	(112,440)	5.34	(93,700)	5.34

Outstanding at year-end	2,788,512	4.37	2,929,062	4.41	2,745,410	4.53

Options exercisable at year-end	978,228	3.26	1,484,208	3.69	1,864,630	4.19

The following table summarizes information about the Company's stock options outstanding at December 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted Average Life (Years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 0.27	440,390	3.65	$0.27	419,776	$0.27
5.34	2,305,020	6.46	5.34	1,444,854	5.34

	2,745,410	6.01	4.53	1,864,630	4.19

The fair value of each option grant is determined by the Board of Directors of the Company on the day of grant. In reaching this determination at the time of each such grant, the Board considered a broad range of factors including the Company's historical financial performance and the Company's future prospects. Pursuant to the required pro forma disclosure under the fair value method of estimating compensation cost, the Company has estimated the fair value of its stock options by applying a present value approach which does not consider expected volatility of the underlying stock ("minimum value method") using the following assumptions:

				Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(Unaudited)
Expected life	7 years	7 years	—	—	—
Risk-free interest rate	4.85%	3.71%	—	—	—
Dividend yield	0.00%	0.00%	—	—	—

The weighted average grant date fair value of those options granted in 2002 and 2003 was $1.49 and $1.20, respectively. No options were granted in 2004 or during the first three months of 2005.

16.   Segment, Major Customer and Geographic Information

The Company operates in one reportable segment: the design and development of integrated circuits, modules, and subsystems.

Revenue from one customer accounted for 30% of total revenue for the year ended December 31, 2002. Revenue from two customers accounted for 17% and 12% of total revenue for the year ended December 31, 2003, respectively. Revenue from two customers accounted for 15% and 12% of total revenue for the year ended December 31, 2004, respectively. It is impracticable for the Company to report its revenue by product or product lines.

The following table summarizes the Company's revenue by geographic region, based on the location to which the product was shipped (in thousands):

	2002	2003	2004
United States	$22,541	$20,798	$30,802
International	8,718	21,235	30,869

Total revenue	$31,259	$42,033	$61,671

In 2003 and 2004, revenue from products shipped to Taiwan accounted for 23% and 10%, respectively, of the Company's total revenue. In 2002, no country accounted for more than 10% of the Company's total revenue.

Long-lived assets consist primarily of property and equipment and are principally located in the United States for all periods presented.

17.   Subsequent Event

On June 29, 2005, the Company effected a 1.874-for-one stock split of its common stock, in the form of a dividend of 0.874 shares of common stock on each share of common stock outstanding at the close of business on June 24, 2005. All share and per share information in the accompanying consolidated financial statements has been retroactively adjusted to reflect the stock split for all periods presented.

On June 30, 2005, the Compensation Committee of the Company's Board of Directors authorized the grant, pursuant to the Company's 2005 Stock Incentive Plan, of non-qualified stock options to purchase an aggregate of 1,300,000 shares of common stock at a per share exercise price equal to the initial public offering price in the currently contemplated initial public offering by the Company, and restricted stock awards covering an aggregate number of shares of common stock equal to $680,371 divided by such initial public offering price, each to be issued prior to and contingent upon the closing of the currently contemplated initial public offering by the Company. Each such option and restricted stock award will vest over a five-year period.

Our Strategy

- Continue to extend our technology leadership
- Broaden our product offerings with innovative features, improved performance & higher degrees of integration
- Increase sales to existing customers & pursue new customers & markets
- Capitalize upon our fabless business model

Our Product Lines

- Amplifiers
- Attenuators
- Frequency Dividers & Detectors
- Frequency Multipliers
- Mixers & Converters
- Modulators
- Oscillators
- Sensors
- Switches

High Performance Analog & Mixed-Signal Portfolio

IC Products

IC Products, Packaged

Modules

Subsystems

Hittite
MICROWAVE CORPORATION

Connecting Our World Through Integrated Solutions

4,500,000 Shares

Common Stock

PROSPECTUS
          , 2005

LEHMAN BROTHERS
Sole Book-Running Manager

NEEDHAM & COMPANY, LLC

PIPER JAFFRAY

THOMAS WEISEL PARTNERS LLC

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the expenses payable by us in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid
SEC registration fee	$9,746
NASD filing fee	8,780
Nasdaq National Market listing fee	100,000
Accounting fees and expenses	400,000
Legal fees and expenses	850,000
Blue Sky fees and expenses	10,000
Transfer agent fees	5,000
Printing and engraving expenses	125,000
Miscellaneous	16,474

Total	$1,525,000

Item 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a Delaware corporation to indemnify its present and former directors and officers under certain conditions. Section 10 of our by-laws provides that we shall indemnify each person who at any time is or was, or has agreed to become, one of our directors or officers and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was, or has agreed to become, one of our directors or officers, or is or was serving at our request as a director, officer, trustee of, or in similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding.

        Article Eighth of our certificate of incorporation provides that, to the maximum extent permitted by the Delaware General Corporation Law, none of our directors shall be personally liable to us or to any of our stockholders for monetary damages arising out of that director's breach of fiduciary duty as one of our directors. No amendment to or repeal of the provisions of Article Eighth shall apply to or have any effect on the liability or the alleged liability of any of our directors with respect to any act or failure to act of that director occurring before the amendment or repeal. A principal effect of Article Eighth is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care.

        The preceding discussion gives effect to amendments of our certificate of incorporation and by-laws that will become effective upon completion of the offering contemplated by this Registration Statement.

        In addition, in July 2002 we entered into indemnification agreements with two of our directors, Bruce Evans and Cosmo Trapani. These agreements require us, among other things, to indemnify our directors in accordance with our by-laws and the Delaware General Corporation Law. Additionally, in

November 2000 we entered into an agreement with Summit Partners, of which our director Bruce Evans is a General Partner. Among other things, this agreement requires us under certain circumstances to indemnify Summit Partners and its affiliates, including Mr. Evans, in their respective capacities or as a result of any actions taken or not taken by them as a director, stockholder, representative or controlling person of Hittite.

        Please see Section 10 of the underwriting agreement relating to the offering, filed as Exhibit 1.1 to this Registration Statement, for indemnification arrangements between us, the selling stockholders and the underwriters.

Item 15. Recent Sales of Unregistered Securities.

        Since January 1, 2002, we have issued and sold unregistered securities as described below.

        From January 1, 2002 through the date of this Registration Statement, we issued options to purchase a total of 693,380 shares of our common stock to our employees and options to purchase 46,850 shares of our common stock to our directors.

        From January 1, 2002 through the date of this Registration Statement, we issued and sold an aggregate of 543,460 shares of our common stock to our employees upon exercise of options previously granted to them, at a per share price of $1.23. We realized aggregate proceeds of $667,500 from these sales.

        Each of the sales described above was effected without registration under the Securities Act in reliance upon Section 4(2) of the Securities Act and/or Rule 701 promulgated under the Securities Act.

        None of the sales of the securities we issued have involved the use of an underwriter, and no commissions were paid in connection with the sale of any of the securities we issued.

Item 16. Exhibits and Financial Schedules.

  (a)
  Exhibits

Exhibit Number	Exhibit Title
**1.1	Proposed form of Underwriting Agreement
**3.1	Amended and Restated Certificate of Incorporation of Hittite Microwave Corporation
**3.2	Proposed form of Second Amended and Restated Certificate of Incorporation of Hittite Microwave Corporation (to become effective as of the closing of the offering)
**3.3	By-Laws of Hittite Microwave Corporation
**3.4	Proposed form of Amended and Restated By-Laws of Hittite Microwave Corporation (to become effective as of the closing of the offering)
**3.5	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Hittite Microwave Corporation, as filed with the Secretary of State of the State of Delaware on June 29, 2005.
**3.6	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Hittite Microwave Corporation, as filed with the Secretary of State of the State of Delaware on July 19, 2005.
**4.1	Specimen certificate for common stock of Hittite Microwave Corporation
**5.1	Opinion of Foley Hoag LLP
**10.1	Amended and Restated 1996 Stock Option Plan of Hittite Microwave Corporation and form of agreement related thereto

**10.2	2005 Stock Incentive Plan of Hittite Microwave Corporation and forms of agreements related thereto
**10.3	Registration Rights Agreement, dated November 20, 2000, by and among Hittite Microwave Corporation, Dr. Yalcin Ayasli and the holders of Hittite Microwave Corporation's Series A Convertible Preferred Stock
**10.4	Agreement of Purchase and Sale of 20 Alpha Road, Chelmsford, Massachusetts, dated April 16, 2004, by and between Hittite Microwave Corporation and W9/TIB III Realty, L.L.C.
**10.5	Equipment and Commercial Revolving Line of Credit Agreement, dated September 30, 2001, by and between Hittite Microwave Corporation and Citizens Bank of Massachusetts
**10.6	Security Agreement, dated September 30, 2001, by and between Hittite Microwave Corporation and Citizens Bank of Massachusetts
**10.7	First Amendment to Equipment and Commercial Revolving Line of Credit Agreement and Ratification of Loan Documents, dated June 25, 2003, by and between Hittite Microwave Corporation and Citizens Bank of Massachusetts
**10.8	Second Amendment to Equipment and Commercial Revolving Line of Credit Agreement and Ratification of Loan Documents, dated July 7, 2004, by and between Hittite Microwave Corporation and Citizens Bank of Massachusetts
**10.9	Letter of Indemnification Agreement, dated July 17, 2002, by and between Hittite Microwave Corporation and Cosmo Trapani
**10.10	Letter of Indemnification Agreement, dated July 17, 2002, by and between Hittite Microwave Corporation and Bruce Evans
**10.11	Stock Purchase Agreement, dated November 20, 2000, by and among Hittite Microwave Corporation and the holders of Hittite Microwave Corporation's Series A Convertible Preferred Stock
**10.12	Noncompete Agreement, dated November 16, 2000, by and between Hittite Microwave Corporation and Dr. Yalcin Ayasli
**10.13	Noncompete Agreement, dated April 5, 2002, by and between Hittite Microwave Corporation and Norm Hildreth
**10.14	Non-solicitation Agreement, dated November 16, 2000, by and between Hittite Microwave Corporation and Stephen G. Daly
**10.15	Non-solicitation Agreement, dated November 16, 2000, by and between Hittite Microwave Corporation and Michael J. Koechlin
**10.16	Proprietary Information, Confidentiality and Inventions Agreement, dated November 16, 2000, by and between Hittite Microwave Corporation and Dr. Yalcin Ayasli
**10.17	Proprietary Information, Confidentiality and Inventions Agreement, dated June 17, 1996, by and between Hittite Microwave Corporation and Stephen Daly
**10.18	Proprietary Information, Confidentiality and Inventions Agreement, dated February 18, 1992, by and between Hittite Microwave Corporation and Norm G. Hildreth
**10.19	Proprietary Information, Confidentiality and Inventions Agreement, dated December 13, 1999, by and between Hittite Microwave Corporation and Michael Koechlin
**10.20	Noncompete Agreement, dated March 1, 2001, by and between Hittite Microwave Corporation and William Boecke

**10.21	Proprietary Information, Confidentiality and Inventions Agreement, dated March 1, 2001, by and between Hittite Microwave Corporation and William Boecke
**21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP
**23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)
**24.1	Power of Attorney (contained on page II-5 of this Registration Statement)

**
Previously filed.

(b)
Financial Statement Schedules

        All schedules are omitted because they are not applicable or the required information is shown in our financial statements and related notes.

Item 17. Undertakings.

        We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in denominations and registered in names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons of the registrant in the successful defense of any action, suit or proceeding) is asserted by our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

        We undertake that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus we filed pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Hittite Microwave Corporation has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Massachusetts, as of July 21, 2005.

Hittite Microwave Corporation
By:	/s/ WILLIAM W. BOECKE William W. Boecke Chief Financial Officer and Treasurer

        In accordance with the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the indicated capacities as of July 21, 2005.

Signature	Title	Date

* Stephen G. Daly	Chief Executive Officer and President (Principal Executive Officer)	July 21, 2005
/s/ WILLIAM W. BOECKE William W. Boecke	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	July 21, 2005
* Yalcin Ayasli	Chairman of the Board	July 21, 2005
* Bruce R. Evans	Director	July 21, 2005
* Cosmo S. Trapani	Director	July 21, 2005
* Franklin Weigold	Director	July 21, 2005
* Rick D. Hess	Director	July 21, 2005
*By	/s/ WILLIAM W. BOECKE William W. Boecke Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
**1.1	Proposed form of Underwriting Agreement
**3.1	Amended and Restated Certificate of Incorporation of Hittite Microwave Corporation
**3.2	Proposed form of Second Amended and Restated Certificate of Incorporation of Hittite Microwave Corporation (to become effective as of the closing of the offering)
**3.3	By-Laws of Hittite Microwave Corporation
**3.4	Proposed form of Amended and Restated By-Laws of Hittite Microwave Corporation (to become effective as of the closing of the offering)
**3.5	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Hittite Microwave Corporation, as filed with the Secretary of State of the State of Delaware on June 29, 2005.
**3.6	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Hittite Microwave Corporation, as filed with the Secretary of State of the State of Delaware on July 19, 2005.
**4.1	Specimen certificate for common stock of Hittite Microwave Corporation
**5.1	Opinion of Foley Hoag LLP
**10.1	Amended and Restated 1996 Stock Option Plan of Hittite Microwave Corporation and form of agreement related thereto
**10.2	2005 Stock Incentive Plan of Hittite Microwave Corporation and forms of agreements related thereto
**10.3	Registration Rights Agreement, dated November 20, 2000, by and among Hittite Microwave Corporation, Dr. Yalcin Ayasli and the holders of Hittite Microwave Corporation's Series A Convertible Preferred Stock
**10.4	Agreement of Purchase and Sale of 20 Alpha Road, Chelmsford, Massachusetts, dated April 16, 2004, by and between Hittite Microwave Corporation and W9/TIB III Realty, L.L.C.
**10.5	Equipment and Commercial Revolving Line of Credit Agreement, dated September 30, 2001, by and between Hittite Microwave Corporation and Citizens Bank of Massachusetts
**10.6	Security Agreement, dated September 30, 2001, by and between Hittite Microwave Corporation and Citizens Bank of Massachusetts
**10.7	First Amendment to Equipment and Commercial Revolving Line of Credit Agreement and Ratification of Loan Documents, dated June 25, 2003, by and between Hittite Microwave Corporation and Citizens Bank of Massachusetts
**10.8	Second Amendment to Equipment and Commercial Revolving Line of Credit Agreement and Ratification of Loan Documents, dated July 7, 2004, by and between Hittite Microwave Corporation and Citizens Bank of Massachusetts
**10.9	Letter of Indemnification Agreement, dated July 17, 2002, by and between Hittite Microwave Corporation and Cosmo Trapani
**10.10	Letter of Indemnification Agreement, dated July 17, 2002, by and between Hittite Microwave Corporation and Bruce Evans
**10.11	Stock Purchase Agreement, dated November 20, 2000, by and among Hittite Microwave Corporation and the holders of Hittite Microwave Corporation's Series A Convertible Preferred Stock

**10.12	Noncompete Agreement, dated November 16, 2000, by and between Hittite Microwave Corporation and Dr. Yalcin Ayasli
**10.13	Noncompete Agreement, dated April 5, 2002, by and between Hittite Microwave Corporation and Norm Hildreth
**10.14	Non-solicitation Agreement, dated November 16, 2000, by and between Hittite Microwave Corporation and Stephen G. Daly
**10.15	Non-solicitation Agreement, dated November 16, 2000, by and between Hittite Microwave Corporation and Michael J. Koechlin
**10.16	Proprietary Information, Confidentiality and Inventions Agreement, dated November 16, 2000, by and between Hittite Microwave Corporation and Dr. Yalcin Ayasli
**10.17	Proprietary Information, Confidentiality and Inventions Agreement, dated June 17, 1996, by and between Hittite Microwave Corporation and Stephen Daly
**10.18	Proprietary Information, Confidentiality and Inventions Agreement, dated February 18, 1992, by and between Hittite Microwave Corporation and Norm G. Hildreth
**10.19	Proprietary Information, Confidentiality and Inventions Agreement, dated December 13, 1999, by and between Hittite Microwave Corporation and Michael Koechlin
**10.20	Noncompete Agreement, dated March 1, 2001, by and between Hittite Microwave Corporation and William Boecke
**10.21	Proprietary Information, Confidentiality and Inventions Agreement, dated March 1, 2001, by and between Hittite Microwave Corporation and William Boecke
**21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP
**23.2	Consent of Foley Hoag LLP (included in Exhibit 5.1)
**24.1	Power of Attorney (contained on page II-5 of this Registration Statement)

**
Previously filed.